UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the three-month period ended
March 31, 2010 filed by Sociedad Química y Minera de Chile S.A. before the
Superintendencia de Valores y Seguros de Chile on May 25, 2010.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On May 25, 2010, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the three-month period ended March 31, 2010. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of International Financial Reporting Standards (“IFRS”).

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND AN INTERNATIONAL FINANCIAL REPORTING STANDARDS PRESENTATION OF, THE THREE-MONTH PERIOD ENDED MARCH 31, 2010 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

as of March 31, 2010

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

Thousands of U.S. dollars

This document is composed of:

-	Consolidated Classified Statement of Financial Position.

-	Interim Consolidated Statement of Comprehensive Income by function.

-	Interim Consolidated Statement of Comprehensive Income

-	Interim Consolidated Statement of Cash Flows

-	Interim Statements of Changes in Net Shareholders’ Equity

-	Explanatory Notes to the Financial Statements

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENT OF FINANCIAL POSITION

ASSETS	Note N°	As of March 31, 2010 ThUS$	As of December 31, 2009 ThUS$	As of January 1, 2009 ThUS$
Current assets
Operating current assets
Cash and cash equivalents	6.0	359,256	530,394	303,799
Other current financial assets	9.1	88,259	75,537	21,720
Other non-financial current assets	25	34,601	36,884	42,776
Trade accounts receivable and other accounts receivable, net	9.2	365,104	325,823	334,791
Accounts receivable from related companies	8.6	34,547	68,656	51,027
Inventories	7.0	633,509	630,763	540,877
Income taxes recoverable	28.1	52,929	41,825	1,695
Total operating current assets		1,568,205	1,709,882	1,296,685

Non-Current Assets
Other financial assets	9.1	111	113	101
Other non-financial assets	25	39,956	41,751	31,042
Trade accounts receivable and other accounts receivable, net	9.2	3,905	4,208	766
Accounts receivable from related companies	8.7	-	-	2,000
Investments in associated companies accounted for using the equity method	11.0	58,762	55,185	36,934
Intangible assets other than goodwill	13.1	3,103	2,836	3,525
Goodwill	13.1	38,388	38,388	38,388
Property, plant and equipment, net	14.1	1,303,135	1,300,546	1,076,531
Investment properties	14.4	1,397	1,405	1,436
Deferred tax assets	28	181	870	1,969
Total Non-Current Assets		1,448,938	1,445,302	1,192,692
Total Assets		3,017,143	3,155,184	2,489,377

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENT OF FINANCIAL POSITION

Shareholders’ Equity and Liabilities	Note N°	As of March 31, 2010 ThUS$	As of December 31, 2009 ThUS$	As of January 1, 2009 ThUS$
Liabilities
Current Liabilities
Other current financial liabilities	9.4	141,310	271,364	159,925
Trade accounts payable and other accounts payable	9.5	129,349	184,195	110,802
Current accounts payable to related companies	8.8	3,556	3,892	178
Other accrued expenses, short-term	18.1	18,627	18,222	9,551
Current Income Taxes payable	28.2	1,083	1,298	89,142
Current accrual expenses related to employee’s benefits	16.1	12,938	16,375	22,112
Other current non-financial liabilities	18.3	57,224	52,205	115,682
Total Current Liabilities		364,087	547,551	507,392

Non-current Liabilities
Other non-current financial liabilities	9.4	990,560	1,035,221	515,940
Non-current liabilities	9.5	223	187	398
Other long-term accrued expenses	18.2	3,500	3,500	3,181
Deferred tax liabilities	28.4	61,837	53,802	27,188
Non- current accrued expenses related to employee’s benefits	16.1	47,987	50,473	35,059
Total non-current liabilities		1,104,107	1,143,183	581,766
Total Liabilities		1,468,194	1,690,734	1,089,158

Shareholders’ Equity
Issued capital		477,386	477,386	477,386
Retained earnings (accumulated deficit)		1,027,666	951,173	888,369
Other reserves		(1,022)	(9,806)	(12,077)
Net shareholder’s equity attributable to instrument net shareholders of controlling interest		1,504,030	1,418,753	1,353,678
Minority interest		44,919	45,697	46,541
Total net shareholders’ equity		1,548,949	1,464,450	1,400,219
Total Net Shareholders’ Equity and Liabilities		3,017,143	3,155,184	2,489,377

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME BY FUNCTION

	Note	As of March 31, 2010	As of March 31, 2009
	N°	ThUS$	ThUS$
Total common revenue		388,523	321,143
Cost of sales		(257,025)	(179,058)
Gross profit		131,498	142,085

Other income, by function	27	1,625	1,155
Administrative expenses		(17,774)	(15,998)
Other expenses, by function	27	(5,044)	(9,175)
Other gains (losses)		(7,146)	51
Financial operating income		2,268	3,913
Financial costs		(7,786)	(7,941)
Equity participation in income (loss) of associated companies and joint ventures accounted for using the equity method		3,059	(93)
Exchange differences		(3,133)	(5,714)
Income (loss), before income tax		97,567	108,283
Expense due to income taxes	28.4	(20,696)	(20,828)
Income (loss) from continuing operations		76,871	87,455

Income (loss)		76,871	87,455
Income (loss), attributable to
Income (loss) attributable to equity holders of the controlling interest		76,493	88,389
Gain (loss) attributable to minority interest		378	(934)
Total income (loss) attributable to equity holders of the controlling interest and minority interest		76,871	87,455

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME BY FUNCTION , continued

	As of March 31, 2010	As of March 31, 2009
	ThUS$	ThUS$

Earnings per share
Common shares
Basic earnings per share (US$ per share)	0.2906	0.3358
Basic earnings per share (US$ per share) from continuing operations	0.2906	0.3358

Common diluted shares
Diluted earnings per share (US$ per share)	0.2906	0.3358
Diluted earnings per share (US$ per share) from continuing operations	0.2906	0.3358

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME BY FUNCTION , continued

	As of March 31, 2010	As of March 31, 2009
Statement of Other Comprehensive Income	ThUS$	ThUS$

Income (loss)	76,871	87,455
Other income or expenses with a charge to net shareholders’ equity
Effect derived from bond coverage in UF and Ch$	10,799	10,389
Restatement of property, plant and equipment
Translation adjustment	(179)	397
Actuarial gains (losses) defined as benefits from pension plans
Other adjustments to net shareholders’ equity	(1,836)	(1,766)

Other income and expenses with a charge or credit to net shareholders’ equity, total
Total income from comprehensive income and expenses	85,655	96,475

Income from comprehensive income and expenses attributable to:

Income from comprehensive income and expenses attributable to majority shareholders	85,277	97,409
Income from comprehensive income and expenses attributable to minority interest	378	(934)

Total income from comprehensive income and expenses	85,655	96,475

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

Statement of cash flows	3/31/2010 ThUS$	3/31/2009 ThUS$

Net cash flows provided by (used in) operating activities, indirect method
Income (loss)	76,493	88,389
Adjustments due to reconciliation of income (loss)

Adjustments due to decreases (increases) on inventories	(2,339)	(41,600)
Adjustments due to decreases (increases) in trade accounts receivable	(9,625)	(48,825)
Adjustments due to decreases (increases) in other accounts receivable from operating activities	33,808	(1,461)
Adjustments due to decreases (increases) in trade accounts payable	(48,869)	5,449
Adjustments due to decreases (increases) in other accounts payable from operating activities	(55,387)	37,955
Adjustments due to depreciation expenses and amortization	32,374	35,063
Accruals adjustment	5,572	10,425
Adjustments for losses (income) in unrealized foreign currency	3,133	5,714
Adjustments for losses (income) of reasonable value		93
Adjustments for undistributed income of associates	(3,059)
Other adjustments for entries other than cash	45,050	5,104
	(1)
Total adjustments for income (losses) reconciliation	657	7,917

Interest paid	(1,988)	(7,175)
Reimbursed income taxes (paid)	-	(21,038)

Net cash flows provided by (used in) operating activities	75,162	68,093

Net cash flows provided by (used in) investing activities

Other payments to acquire participations in joint ventures	(1,000)	-
Borrowings to related companies	-	-
Purchases of Property, plant and equipment	(73,126)	(73,589)
Cash advances and loans granted to third parties	198	(1,253)
Proceeds derived from futures contracts, on terms, options and swaps.	(37,743)	-
Collections from futures contracts, on terms, options and swaps.	15,043	20,121

Net cash flows provided by (used in) investing activities	(96,628)	(54,721)

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(continued)

Cash flows provided by (used in) financing activities

Amounts received from the issuance of other equity instruments	-	199,065
Amounts received from long-term loans	39,500	124,500
Amounts received from short-term loans
Total amounts received from loans	39,500	124,500
Payments of loans	(193,540)	(65,000)
Dividends paid	-	(74)
Other income (expense) of cash	-	(3,349)

Net cash flows provided by (used in) financing activities	(154,040)	255,142

Net increase (decrease) in cash and cash equivalents before the effect of changes in exchange rates	(175,506)	268,514

Effects of variation in exchange rate on cash and cash equivalents

Effects of variation in exchange rate on cash and cash equivalents	4,368	(3,152)
Net increase (decrease) of cash and cash equivalents	(171,138)	265,362

Cash equivalents to cash, Statement of cash flows Opening balance	530,394	303,799

Cash equivalents to cash, Statement of cash flows Ending balance	359,256	569,161

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Changes in issued capital Common shares	Changes in other reserves
Prior period December 2009	Share capital	Translation reserves	Revaluation reserves	Coverage reserves	Other miscellaneous reserves	Changes in retained earnings (accumulated deficit)	Total changes in net shareholders ‘equity attributable to net equity holders of the controlling interest	Changes in minority interest	Total changes in net equity

Initial balance current period:1/1/2010	477,386	1,234	-	(7,984)	(3,056)	951,173	1,418,753	45,697	1,464,450

Income from comprehensive income and expenses	-	-	-	-	-	76,493	76,493	378	76,871

Other increases (decreases) in net equity	-	(179)	-	8,963	-	-	8,784	(1,156)	7,628

Changes in en equity	-	179	-	8,963	-	76,493	85,277	(778)	84,499

Final balance current period 3/31/2010	477,386	1,055	-	979	(3,056)	1,027,666	1,504,030	44,919	1,548,949

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Changes in net equity, total	Changes in other reserves
Prior period December 2009	Share capital	Translation reserves	Revaluation reserves	Coverage reserves	Other miscellaneous reserves	A Changes in own shares in portfolio	Changes in retained earnings (accumulated deficit))	Total changes in net shareholders ‘equity attributable to net equity holders of the controlling interest	Changes in minority interest	Total changes in net equity

Initial balance current period: January 1, 2009	477,386	-	-	(7,891)	(4,185)	-	888,368	1,353,678	46,541	1,400,219

Income from comprehensive income and expenses	-	-	-	-	-	-	88,389	88,389	(934)	87,455

Other increases (decreases) in net equity	-	397	-	8,623	-	-	-	9,020	195	9,215

Changes in en equity	-	397	-	8,623	-	-	88,389	97,409	(739)	96,670

Final balance current period 3/31/2009	477,386	397	-	732	(4,185)	-	976,757	1,451,087	45,802	1,496,889

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Interim Consolidated Financial Statements

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Interim Consolidated Financial Statements, continued
Note N°			Page

	2.30	Good and service insurance expenses	52
	2.31	Intangibles assets	52
	2.32	Research and development expenses	53
	2.33	Classification of balances in current and non-current	54

3	First adoption of International Financial Reporting Standards
	Application of IFRS		55
	Reconciliation of net equity from Generally Accepted Accounting Principles in Chile to International Financial Reporting Standards as of January 1, 2009		57
	Reconciliation of net equity from Generally Accepted Accounting Principles in Chile to International Financial Reporting Standards as of December 31, 2009		58
	Reconciliation of income from Generally Accepted Accounting Principles in Chile to Information reporting Financial Standards as of December 31, 2009		59
	Explanation of the transition to IFRS		60

4	Financial risk management
	4.1	Risk management policy	64
	4.2	Risk factors	65
	4.3	Risk measurement	68

5	Changes in estimates and accounting policies (uniformity)		69

6	Cash and cash equivalents
	6.1	Classes of cash and cash equivalent	70
	6.2	Other cash and cash equivalents	70
	6.3	Information on cash and cash equivalents by currency	71
	6.4	Amount of significant cash balances not available	72
	6.5	Detail of time deposits	73

7	Inventories		74

8	Information to be disclosed on related parties
	8.1	Information to be disclosed on related parties	75
	8.2	Relationships between the controlling entity and the entity	75
	8.3	Intermediate controlling entity and companies controlled by SQM S.A. which publicly issue financial statements	76
	8.4	Detailed identification of the link between the controlling interest and the subsidiary subsidiary	76
	8.5	Detail of related parties and transactions with related parties	77
	8.6	Current accounts receivable from related parties	79
	8.7	Non-current accounts receivable from related parties	79
	8.8	Current accounts payable to related parties	80
	8.9	Board of Directors and senior management	80

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Interim Consolidated Financial Statements, continued

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Interim Consolidated Financial Statements, continued
Note N°			Page

16	Accumulated liabilities and benefits for employees
	16.1	Accrued expenses due to benefits for employees	124
	16.2	Policies on classes of benefits defined	125
	16.3	Other long-term benefits	126
	16.4	Employee post-retirement obligations	128

17	Information to be disclosed on net equity
	17.1	Information to be disclosed on issued share capital.	130
	17.2	Information to be disclosed on capital in preferred shares	130
	17.3	Dividend policy	132
	17.4	Provisional dividends	133

18	Accrued expenses and other non-financial expenses
	18.1	Classes of accrued expenses	133
	18.2	Description of other accrued expenses	134
	18.3	Other liabilities	134
	18.4	Movements in accrued expenses	135
	18.5	Detail of the main classes of accrued expenses	136

19	Contingencies and restrictions
	19.1	Lawsuits and other relevant events	138
	19.2	Restrictions	141
	19.3	Commitments	141
	19.4	Restricted or collateralized cash	142
	19.5	Sureties obtained from third parties	143
	19.6	Indirect guarantees	143

20	Ordinary income		144

21	Earnings per share		144

22	Loan costs		145

23	Effect of variations in foreign currency exchange rates		146

24	The Environment
	24.1	Information to be disclosed on disbursements related to the environment	147
	24.2	Detail of information on disbursements related to the environment	148
	24.3	Description of each project with an indication of whether this is in process or has finished	158

25	Other current and non-current financial assets		163

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Interim Consolidated Financial Statements, continued

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Sociedad Química y Minera de Chile S.A. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

 as of  March 31, 2010

Sociedad Química y Minera de Chile S.A.

and Subsidiaries

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 1.	Identification and business of Sociedad Química y Minera de Chile S.A. and Subsidiaries

Historic Background
 Sociedad Química y Minera de Chile S.A. (the “Company”) is an open stock corporation organized under the laws in the Republic of Chile. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4.537 Nº 1.992. The Parent Company is located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile. Its phone No. is (56-2) 425-2000.
The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18, 1983 and is subject to the inspection of the SVS.

Our products are divided into five main categories, as follows:

Specialty Plant Nutrition: Products in this business line are niche fertilizers, used in specialty crops. This business is characterized by being closely related to its customers to which it has specialized staff who provide expert advice in best practices for fertilization according to each type of crop, soil and climate. Potassium derived fertilizers, and in particular  potassium nitrate, play an important role in crop development, and they also improve post-harvest shelf life, quality, flavor and fruit color. Products in this business line include potassium nitrate, which is sold in multiple grades and as a part of other specialty mixtures, sodium nitrate and potassium sodium nitrate, and more than 200 specialty blends.

Iodine: SQM is the largest global producer of iodine, a product widely used in a variety of industries such as pharmaceutical, technological and health/nutrition. During the 8 years prior to the economic crisis,  demand for iodine grew between 6% and 7% per year mainly due to its use in x ray contrast media and polarizing film for LCD displays. This growth trend should return to the industry in the short-term.

Lithium: Lithium is widely used in rechargeable batteries for cell phones, cameras and laptops. The sale of lithium grew at an average annual rate of 7% to 8% in the 10 years leading up to the financial crisis. During the financial crisis, overall consumption fell significantly. SQM is the worldwide leader in the production and sale of lithium. Demand growth should return to pre-crisis rates in the short term. Through the development of lithium-based products, SQM provides important resources to face modern challenges, such as the efficient use of energy and raw material.  Lithium is not only used in rechargeable batteries and in technologies for electric cars, but also used in industrial applications to lower melting temperature, helping to save energy and reduce costs.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 1.	Identification and business of Sociedad Química y Minera de Chile S.A. and Subsidiaries, continued

Industrial Chemicals: Industrial chemicals include various products that are used inputs in a number of production processes. SQM has participated in this business line for more than 30 years producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. In recent years a new, important application has developed in the field of renewable energy; sodium nitrate and potassium nitrate are being used in new solar energy plants to store thermal energy. There are currently projects being developed in countries such as Spain and the United States, as these countries aim to reduce their CO2 emissions

Potassium: Potassium is a essential primary macro-nutrient that, although not part of a plant’s structure, has a significant role in the development of its basic functions. Potassium increases post-harvest shelf life, improves flavor, vitamin content and physical appearance. In this business line, SQM produces and sells potassium chloride and potassium sulfate, both produced from brines extracted from the Salar de Atacama salt flat in the north of Chile. In this business line SQM has focused a significant part of it investments plan, allowing a significantly increase in the Company’s production levels in the last2 years.

Employees

As of March 31, 2010 and December 31, 2009 we had employees as detailed below:

	3/31/2010	12/31/2009

Employees in Chile	3,789	4,161
Employees elsewhere	266	226
Permanent employees	4,055	4,387

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 1.	Identification and business of Sociedad Química y Minera de Chile S.A. and Subsidiaries, continued
Majority shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of March 31, 2010 and as of December 31, 2009.  In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares.  The information below is taken from our records and reports registered by the individuals indicated below with the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange.

Shareholder 3/31/2010	Number of Series A shares with ownership	% of Series A shares	Number of Series B shares with ownership	% of Series B shares	Total % of shares

Sociedad de Inversiones Pampa Calichera S.A (*).	57,934,256	40.56%	6,427,129	5.34%	24.45%

Inversiones El Boldo Limitada	44,679,453	31.28%	17,643,419	14.66%	23.68%

The Bank of New York	-	-	55,491,793	46.10%	21.08%

Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%

Inversiones Global Mining (Chile) Limitada (*).	9,993,168	7.00%	-	-	3.80%

Banchile Corredores de Bolsa S.A.	121,838	0.09%	4,689,692	3.90%	1.83%

Santiago Stock Exchange	3,805,371	2.66%	701,599	0.58%	1.71%

Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%

AFP Provida S.A.	-	-	2,705,016	2.25%	1.03%

Banco Itau on behalf of investors	-	-	2,200,501	1.83%	0.84%

(*) Total Pampa Group  28.25%

Shareholder as of 12/31/2009	Number of Series A shares with ownership	% of Series A shares	Number of Series B shares with ownership	% of Series B shares	Total % of shares

Sociedad de Inversiones Pampa Calichera S.A. (*)	57,934,256	40.56%	7,544,215	6.27%	24.88%

Inversiones El Boldo Limitada	44,679,453	31.28%	17,643,419	14.66%	23.68%

The Bank of New York	-	-	55,734,253	46.30%	21.18%

Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%

Inversiones Global Mining (Chile) Limitada (*)	9,993,168	7.00%	-	-	3.80%

Banchile Corredores de Bolsa S.A.	123,318	0.09%	5,326,662	4.42%	2.07%

Santiago Stock Exchange	3,805,371	2.66%	729,421	0.61%	1.72%

Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%

AFP Provida S.A.	-	-	2,900,035	2.41%	1.10%

Banco Itau on behalf of investors	-	-	2,242,292	1.86%	0.85%

(*)Total Pampa Group  28.68%

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied

2.1	Accounting period

These interim consolidated financial statements cover the following period:
-	Interim consolidated statements of financial position for the period ended as of March 31, 2010 and the year ended as of December 31,2009.

-	Interim consolidated statements of changes in net equity for the period ended as of March 31, 2010 and 2009.

-	Interim consolidated statements of comprehensive income for the period between January 1 and March 31, 2010 y 2009, respectively

-	Interim consolidated statements of cash flows, indirect method for the period ended as of March 31, 2010 and 2009.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.2          Basis of preparation of interim consolidated financial statements

Interim and annual consolidated financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and requirements of the Superintendence of Securities and Insurance.

These interim and annual consolidated financial statements reflect fairly the Company’s equity and financial position and the results of its operations, changes in the statement of recognized income and expenses and cash flows, which have occurred during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company and its subsidiaries are included in detail in this Note.

The accounting policies used in the preparation of these consolidated interim and annual accounts comply with each IFRS in force at their date of presentation.

For comparative purposes, the Company’s statement of financial position as of 12/31/2009 and the Company’s Income statement as of 3/31/2009 haven been translated from Chilean GAAP to IFRS.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

At the date of these interim consolidated financial statements, the following accounting pronouncements had been issued by the IASB but their application was not compulsory:

a)	Accounting standards.

Standards and Interpretations	Compulsory application, years beginning on

Revised IFRS 3: Business Combinations	Annual periods beginning on or after July 1, 2009

Amendment to IAS 39: Financial instruments: Recognition and measurement. Eligible covered items	Annual periods beginning on or after July 1, 2009

Amendment to International Accounting Standard 27(IAS 27): Consolidated and separate financial statements	Annual periods beginning on or after July 1, 2009

Mostly to annual periods beginning on
Improvement of IFRS	or after July 1, 2009

Amendment to IFRS 2: Share-based payment	Annual periods beginning on or after
International Financial Reporting Interpretations	January 1, 2010

Committee 17 (IFRIC 17):	Annual periods beginning on or after
Distributions of non-cash	July 1, 2009
assets to owners

IFRIC 17:
Distributions of non-cash	Annual periods beginning on or after
assets to owners	July 1, 2010

IFRIC 19:
Extinguishing financial liabilities with	Annual periods beginning on or after
Equity instruments	July 1, 2010

The Company’s management believes the adoption of these standards, amendments and interpretations described above had no significant impact for the Group. The remaining accounting principles applied in 2010 had no variation compared to those used in 2009

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

a)	Accounting standards.

Interpretation and amendments	Compulsory application, years beginning on:

Amendment to IAS 32: Classification of right issues	Annual periods beginning on or after February 1, 2010

IFRS 9:
Financial Instruments:	Annual periods beginning on or after
Classification and measurement	January 1, 2013

IAS 24 Revised:	Annual periods beginning on or after
Disclosures of related companies	January 1, 2011

IFRIC 19:
Extinguishing financial liabilities with	Annual periods beginning on or after
Equity instruments	July 1 , 2010

Amendment to IFRIC 14: Prepayments of a minimum funding requirement.	Annual periods beginning on or after January 1, 2011

The Company’s management believes the adoption of standards, amendments and interpretations described above will have no significant impact on the Company’s interim consolidated financial statements in the first-time application period.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.3	Transactions in foreign currency

(a)	Functional currency and presentation

The Company’s interim consolidated financial statements are presented in United States dollars, which is the Company’s functional and presentation currency and is the currency of the primary economic environment in which it operates.
Consequently, the term foreign currency is defined as any currency other than U.S. dollar.
The interim consolidated financial statements are presented in thousands of U.S. dollars with no decimals.

(b)	Transactions and balances

Transaction balances denominated in a currency other than the functional currency (U.S. dollar) are converted using the exchange rate in force of the functional currency at the transaction date. Monetary assets and liabilities denominated in a foreign currency are converted at the exchange rate of the functional currency prevailing at the closing date of the consolidated statement of financial position. All differences are recorded with a charge or credit to income for the period, except if they are deferred in net equity.

Changes in the fair value of monetary titles denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the title and other changes in the amount of the title in the accounting records. Translation differences are recognized in net income for the year or period, as applicable and other changes in the amount in the accounting records are recognized in net equity.

Translation differences on non-monetary entries such as equity instruments held at fair value with changes in income are presented as part of the gain or loss in fair value. Translation differences on non-monetary entries are included in net equity in the restatement reserve.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

(c)	Group entities

The results, assets and liabilities of all those entities with a currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing date exchange rate on the balance date.
-	Income and expenses in each income statement account are converted at average exchange rates.
-	All resulting exchange differences are recognized as a component separate from net equity.

In consolidation, exchange differences which arise from the conversion of a net investment in foreign entities and of loans and other instruments denominated in foreign currency designated as hedging for those investments are taken to net shareholders’ equity.  At the disposal date, these exchange differences are recognized in the statement of income as part of the loss or gain from the sale.

2.4	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all those entities on which Sociedad Química y Minera de Chile S.A. has the control to lead the financial and operating policies, which, in general, is accompanied by participation greater than half the voting rights. Subsidiaries are consolidated from the date in which control is transferred to the Company and are excluded from consolidation on the date in which this control ceases to exist.

In order to account for the acquisition of an investment, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, of equity instruments issued and of liabilities incurred or assumed at the exchange date plus costs directly attributable to acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are initially stated at their fair value at the acquisition date regardless of the scope of minority interest. The excess in acquisition cost over the fair value of the participation in identifiable net assets acquired is recognized as goodwill.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

The subsidiaries included in consolidation are detailed as follows:

				Ownership percentage
		Country of	Functional	2010		2009
TAX ID No.	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Brazilian Real	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA.	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	The Netherlands	Euro	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0001	99.9999	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. De C.V.	Mexico	US$	1.0000	99.0000	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. De C.V.	Mexico	Mexican Peso	0.0200	99.9800	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. De C.V.	Mexico	Mexican Peso	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	Brazilian Real	3.0100	96.9900	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	Australian dollar	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3300	1.6700	100.0000	100.0000
Foreign	SQM Indonesia	Indonesia	Indonesian rupee	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Venezuela S.A.	Venezuela	Venezuelan Bolivar	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	Euro	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caiman Internacional S.A.	Cayman Islands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	South African Rand	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA.	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Fertilizantes Naturales S.A.	Spain	Euro	0.0000	66.6700	66.6700	66.6700
Foreign	Iodine Minera B.V.	The Netherlands	Euro	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt.Ltd.	India	US$	0.0000	100.0000	100.0000	0.00000
Foreign	SQM Beijing Comercial Ltd.	China	US$	0.0000	100.0000	100.0000	0.00000

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

The Subsidiaries included in consolidation are detailed as follows:

				Ownership percentage
		Country of	Functional		2010		2009
Tax ID No	Domestic subsidiaries	de Origin	currency	Direct	Indirect	Total	Total
96801610-5	Comercial Hydro S.A.	Chile	Chilean peso	0.0000	60.6382	60.6382	60.6382
96651060-9	SQM Potasio S.A.	Chile	US Dollar	99.9974	0.0000	99.9974	99.9974
96592190-7	SQM Nitratos S.A.	Chile	US Dollar	99.9999	0.0001	100.0000	100.0000
96592180-K	Ajay SQM Chile S.A.	Chile	US Dollar	51.0000	0.0000	51.0000	51.0000
86630200-6	SQMC Internacional Ltda.	Chile	Chilean peso	0.0000	60.6382	60.6382	60.6382
79947100-0	SQM Industrial S.A.	Chile	US Dollar	99.9954	0.0046	100.0000	100.0000
79906120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79876080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79770780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US Dollar	0.0003	99.9997	100.0000	100.0000
79768170-9	Soquimich Comercial S.A.	Chile	US Dollar	0.0000	60.6383	60.6383	60.6383
79626800-K	SQM Salar S.A.	Chile	US Dollar	18.1800	81.8200	100.0000	100.0000
78602530-3	Minera Nueva Victoria S.A.	Chile	US Dollar	99.0000	1.0000	100.0000	100.0000
78053910-0	Proinsa Ltda.	Chile	Chilean peso	0.0000	60.5800	60.5800	60.5800
76534490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	0.0000	100.0000	100.0000	100.0000
76425380-9	Exploraciones Mineras S.A.	Chile	US Dollar	0.0100	99.9900	100.0000	100.0000
76064419-6	Agrorama Callegari Ltda. (*)	Chile	Chilean peso	0.0000	42.4468	42.4468	0.0000

(*) Agrorama Callegari Ltda. was consolidated given that the Company has the control through the subsidiary Soquimich Comercial S.A

Subsidiaries are consolidated using the global integration method, including in the interim financial statements all their assets, liabilities, income, expenses and cash flows upon making the respective adjustments and eliminations of intragroup operations.

The results from dependant companies acquired or disposed of during the year are included in consolidated income statement accounts from the effective date of acquisition or up to the effective date of disposal, as applicable.

Interest of minority partners or shareholders represents the part which can be assigned to them of own funds and of results as of March 31, 2010 and as of December 31, 2009 of those companies which are consolidated using the global integration method and are presented as “Net equity from minority shareholders” in total net shareholders’ equity of the attached interim consolidated statement of financial position and in line “Net income from minority shareholders” in the attached consolidated statement of income and losses.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:
-	Assets and liabilities using the exchange rate prevailing on the closing date of the interim consolidated financial statements.
-	Income statement account entries using the average exchange rate for the year.
-
Net shareholders’ equity is stated at the historic exchange rate prevailing at the date of acquisition (or at the average exchange rate for the year in which it was generated both for the case of retained earnings and for contributions made), as applicable.

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences" within net shareholders' equity.

Foreign currency translation differences generated prior to January 1, 2009 have been transferred to the account “Reserves” in shareholders’ equity when the Company at the date of the first application of IFRS has invoked the exception included in IFRS 1 for the conversion of the financial statements prepared in accordance with generally accepted accounting principles in Chile to IFRS.

All balances and transactions between companies consolidated through global integration have been eliminated in consolidation.

(b)	Affiliated or associated companies

The affiliated or associated companies are all those entities on which significant influence is exercised but which are not controlled by the Company, which is, in general, accompanied by participation between 20% and 50% of voting rights. Investments in affiliated or associated companies are recognized in accounting using the equity method and are initially recognized at cost. The Group’s investment in affiliated or associated companies includes goodwill (net of any loss from accumulated impairment) identified in acquisition.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

The participation in losses or gains subsequent to the acquisition of its affiliated or associated companies is recognized in income on an accrual basis and its participation in movements subsequent to the acquisition in reserves is recognized under Other reserves within Shareholders’ equity. When the participation in losses of an affiliated or associated company is equal to or greater than its participation in this affiliated or associated company no additional losses are recognized unless the company has incurred obligations or made payments in the name of the affiliated or associated company.

Unrealized gains from transactions with affiliated or associated companies are eliminated in consideration of the ownership percentage which the Company has on these. Unrealized losses are also eliminated except if the transaction provides evidence of loss from the impairment of the asset which is transferred.

(c)	Joint ventures

Joint ventures are contractual agreements by virtue of which the Company has agreed with other companies, outside the SQM Group, the performance of economic activities which are subject to joint control. As established in IAS 31 paragraph 38 the Company has adopted the equity method to recognize the participation in those entities jointly controlled.

2.5	Basis of conversion

Domestic dependents:

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of March 31, 2010, January 1 and as of December 31, 2009, have been converted to U.S. dollars at the exchange rates prevailing at those dates (the corresponding Chilean pesos were converted to $524.46 per US$1.00 as of March 31, 2010, $507.10 per US$1.00 as of December 31, 2009 and $636.45 per US$1.00 as of January 1, 2009.)

The values of UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert to Chilean pesos (United States dollars) the assets and liabilities expressed in this adjustable unit as of March 31, 2010 amounted to Ch$20,998.52 (US$40.03) as of December 31, 2009  amounted to $20,942.88 (US$41.30)  and as of January 1, 2009 amounted to $21.452,57 (US$33,71).

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

Foreign subsidiaries:

The exchange rates used to convert the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to U.S. dollar are detailed as follows:

	3/31/2010	12/31/2009	01/01/2009
	US$	US$	US$

Brazilian Real	1.78	1.74	2.34
New Peruvian Sol	3.16	2.88	3.14
Argentinean Peso	3.88	3.83	3.47
Japanese Yen	93.04	92.10	91.03
Euro	0.74	0.69	0.72
Mexican Peso	12.41	13.04	13.77
Australian Dollar	1.09	1.12	1.45
Pound Sterling	0.66	0.62	0.67
South African Rand	7.34	7.40	9.28
Ecuadorian Dollar	1.00	1.00	1.00

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.6	Responsibility for the information and estimates made

The information contained in these interim consolidated financial statements is the responsibility of the Company’s management who expressly indicate that it has applied all the principles and criteria included in IFRS issued by the International Accounting Standard Board (IASB.)

In the Company’s interim consolidated financial statements judgments and estimates have been made by management to quantify certain of the assets, liabilities, income, expenses and commitments recorded therein. Basically these estimates refer to the following:

-	The useful lives of material and intangible assets and their residual values.
-	Impairment losses of certain assets, including trade accounts receivable.
-	Hypotheses used for the actuarial calculation of commitments related to pensions and staff severance indemnities.
-	Provisions for commitments acquired with third parties and contingent liabilities.
-
Accrued expenses based on technical studies which cover the different variables which affect products in stock (density, humidity, among others) and allowances on slow-moving spare parts in inventories.

-	Future costs for the closure of mining facilities.
-	The determination of fair value of certain financial and non-financial assets and derivative instruments.
-	The determination and assignation of fair values in business combinations.

Although these estimates have been made in consideration of the best possible information available on the date of preparation of these interim financial statements it is possible that events which may occur in the future obligate their modification (upwards or downwards) in the next few years, which would be prospective, recognizing the effects of change in estimates on the respective future consolidated financial statements.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.7	Financial information by operating segment

IFRS 8 requires that companies adopt “the management approach” to disclose information on the result of its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to assign resources for this purpose.
A business segment is a group of assets and operations responsible for providing products or services subject to risks and performance different that those of other business segments. A geographic segment is responsible for providing products or services in a given economic environment subject to risks and performance different that those of other segments which operate in other economic environments.

Accordingly, the following business segments have been identified for the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

2.8	Property, plant and equipment

Tangible fixed assets are stated at acquisition cost, net of the related accumulated amortization and impairment losses which they have experienced.

In addition to the price paid for the acquisition of tangible fixed assets, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.
Accrued financial expenses during the construction period which are directly attributable to the acquisition, construction or production of assets which qualify for these purposes, which are those which require a substantial period prior to being ready for use.  The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company. The amount capitalized for this concept was ThUS$5.756 as of March 31, 2010 and ThUS$3.132 as of  March 31, 2009

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.	The present value of future costs, which the Company would have to be confronted with respect to the close of its facilities, are included in the asset's value at present value.

Work-in-progress is transferred to property, plant and equipment in operation once they are available for use beginning the related amortization on that date.

Extension, modernization or improvement costs which represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to income as cost of the year in which they are incurred.

The replacement of full assets which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related accounting withdrawal of substituted or renewed elements.

Based on the impairment analysis conducted by the Company’s management has been considered that the carrying value of assets do not exceed the net recoverable value of these assets.

Property, plant and equipment, net in the case of their residual value, are amortized through the straight-line distribution of cost among the estimated technical useful lives which constitute the period in which the Company expects to use them. When portions of a property, plant and equipment item have different useful lives, these are recorded as separate items. The useful life is reviewed on a regular basis.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

The useful lives used for the depreciation of assets included in property, plant and equipment are presented below.

Classes of property, plant and equipment	Life or minimum rate	Life or maximum rate

Life or rate for buildings	3	80
Life or rate for plant and equipment	3	35
Life or rate for information technology equipment	3	10
Life or rate for fixed facilities and accessories	3	35
Life or rate for motor vehicles	5	10
Life or rate for other property, plant and equipment	2	30

The gains or losses which are generated in the sale or withdrawal of property, plant and equipment are recognized as income for the period and calculated as the difference between the asset’s sales value and its net carrying value.

The Company obtains property rights and mining concessions from the Chilean State. Property rights are obtained usually without any initial cost (other than the payment of mining licenses and minor registration expenses) and when rights are obtained on these concessions, the Company retains them while it pays the related annual licenses. Such license fees, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties which are not from the Chilean State are recorded at their acquisition cost in property, plant and equipment.

2.9	Investment properties

The Company recognizes as investment properties the net values of land, buildings and other constructions which are held to exploit them under lease agreements or to obtain proceeds from their sale as a result of those increases which are generated in the future in the respective market prices. These assets are not used in the activities and are not destined for own use.

They are initially stated at their acquisition cost, which includes the acquisition price or production cost plus directly assigned expenses. Subsequently, investment properties are stated at their acquisition cost less accumulated depreciation and the possible accumulated provisions for value impairment.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.10	Inventories

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

The net realizable value represents the estimate of the sales price less all finishing estimated costs and costs which will be incurred in commercialization, sales and distribution processes.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year recording an estimate with a charge to income when these are overstated. When the circumstances, which previously caused the rebate have ceased to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated realizable value.

Accruals on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.)

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.11	Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable relate to non-derivative financial assets with fixed payments which can be determined and are not quoted in any active market.  These arise from sales operations involving the products and/or services which the Company commercializes directly to its customers with no intention of negotiating the account receivable and are not within the following categories:

•      Those which the Company has the intention of selling immediately in the near future and which are held-for-sale.

•      Those designated in their initial recognition as available-for-sale.

•      Those through which the holder does not intend to partially recover substantially its entire investment for reasons other than credit impairment and, therefore, must be classified as available-for-sale.

These assets are initially recognized at their fair value (which is equivalent to their par value, discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss.   When the par value of the account receivable does not significantly differ from its fair value, it is recognized at par value. A provision for impairment loss is established for trade accounts receivable when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it according to the original terms of accounts receivable.

Implicit interest in installment sales is recognized as financial income when interest is accrued over the term of the operation.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.12	Revenue recognition

Ordinary income includes the fair value of considerations received or considerations which will be received for the sale of goods and services during the course of the Company's activities. Ordinary income is presented netted against value added tax, returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated in a reliable manner, it is possible that the future economic benefits flow to the entity and the specific conditions for each type of activity -related revenue are complied with, as, follows:

(a)	Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, the customer has total discretion on the distribution channel and the price at which products are sold and there is no obligation pending compliance which may affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sales of services

Ordinary income associated with the provision of services is recognized considering the degree of completion of the service at the balance date provided that the result from the transaction can be estimated in a reliable manner.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

(c)	Interest income

Income is recognized as and when interest is accrued in consideration of the principal which is pending payment using the effective interest rate method.

(d)	Income from royalties

Income from royalties is recognized based on the accrual in accordance with the economic substance of the related agreements.

(e)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

2.13	Investments registered using the equity method

Participations in companies on which control is exercised together with another company (joint venture) or in which the Company has significant influence (associated companies) are recorded using the equity method. It is presumed that there is significant influence when the Company has participation which exceeds 20% of the investee's capital.

Under this method, the investment is recorded in the statement of financial position at cost plus changes subsequent to the acquisition in an amount proportional to the net associated company’s equity using the ownership percentage in the associated company.  The associated goodwill acquired is included at the carrying value of the investment and it is not subject to amortization. The charge or credit to income reflects the proportional amount in the associated company's results.

Changes in shareholders’ equity of the associated companies are recognized proportionally with a charge or credit to “Other reserves” and classified according to their origin and, if applicable, these are disclosed in the Statement of changes in shareholders' equity.

The associated company’s and the Company’s reporting dates and policies are similar for equivalent transactions and events under similar circumstances.

In the event that significant influence is lost or the investment is sold or is available-for-sale, the equity value method is discontinued suspending the recognition of proportional results.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

If the resulting amount in accordance with the equity method was negative, participation is reflected as zero in the Consolidated Financial Statements unless the Company commits to resolve its equity position.  In this case, the respective provision for risks and expenses is recorded.

Dividends received in these companies are recorded reducing the participation value and proportional results recognized in conformity with their participation are included in the consolidated income statement accounts under “Participation income (loss) in companies using the equity method.”

2.14	Corporate tax

Corporate income tax for the year is determined as the addition of current tax from the different companies which is the result of the application of the type of tax on the taxable income for the year upon application of deductions which can be admitted for tax purposes plus the variation in deferred tax assets and liabilities and fiscal credits both for negative tax bases and deductions. Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities which are calculated using the tax rates which are expected to be applicable when assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes for the mining activity is recognized on an accrual basis presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and credits associated with it. The balances of these accounts are presented in Current income taxes recoverable or Current income taxes payable, as applicable.

Tax on companies and variations on deferred tax assets or liabilities which are not the result of business combinations are recorded in income statement accounts or net equity accounts in the Consolidated Statement of Position considering the origin of the gains or losses which have generated them.

At the date of these statements of financial position, the carrying value of deferred tax assets is reviewed and reduced as long as it is possible that there is no sufficient taxable income to allow the recovery of all or a portion of the deferred tax asset.  Likewise, at the date of the statement of financial position deferred tax assets not recognized are revalued and recognized as long as it has become possible that future taxable income will allow the recovery of the deferred tax asset.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

With respect to temporary differences deductible associated with investments in subsidiaries, associated companies and participations in joint ventures, deferred tax assets are recognized solely provided that there is a possibility that temporary differences are reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on income.

Deferred tax assets and liabilities are offset if there is a right legally receivable of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

2.15	Earnings per share

The net benefit per share is calculated as the ratio between the net benefit for the period attributable to the Parent Company and the weighted average number of common shares of the Parent Company in circulation during this period.

The Company has not conducted any type of operation of potential diluted effect which assumes a diluted benefit per share other than the basic benefit per share.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.16	Non-financial asset value impairment

Assets subject to amortization are subject to test for impairment provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of amount in books of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use and is determined for an individual asset unless the asset does not generate any cash inflows which are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount the asset is considered an impaired asset and is decreased to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less costs of sales.  These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

Impairment losses from continuing operations are recognized with a charge to income in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the reevaluation was taken to equity. In this case impairment is also recognized with a charge to equity up to the amount of any previous reevaluation.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

For assets other than the goodwill acquired, an annual evaluation is conducted of whether there are impairment loss indicators recognized previously which might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist.  An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If that is the case, the carrying value of the asset is increased at its recoverable amount. This increased amount cannot exceed the carrying value which would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to income unless an asset is recorded at the reevaluated amount.  Should this be the case, the reversal is treated as an increase in reevaluation.
The following criterion is also applied for an impairment assessment on specific assets:

2.17	Financial assets

SQM S.A. and subsidiaries classify their financial statements in the following categories: at fair value with changes in income, loans and accounts receivable, financial assets held-to-maturity and financial assets available-for-sale. The classification depends on the purpose with which financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

(a)	Financial assets at fair value with changes in income

Financial assets at fair value with changes in income are financial assets held for negotiation. A financial asset is classified in this category if it is acquired mainly with the purpose of being sold in the short-term. Derivatives are also classified as acquired for their negotiation unless they are designated as hedge accounting. Assets in this category are classified as current assets and variations generated in fair value are directly recognized in income.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

(b)	Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed payments or payments which can be determined and are not quoted in any active market. These are included in current assets, except for those with expiration dates which exceed 12 months from the closing date which are classified as non-current assets. Loans and accounts receivable are included in “Trade accounts receivable and other accounts receivable” in the Statement of financial position and are stated at amortized cost.

(c)	Financial assets held-to-maturity

Financial assets held-to-maturity are non-derivative financial assets with fixed payments or payments which can be determined and fixed expiration dates which management has the positive intention and ability of holding to maturity. If an amount which was not insignificant of financial assets held to maturity was sold, the full category would be reclassified as available for sale. Assets in this category are stated at amortized cost.

(d)	Financial assets available for sale

Financial assets available for sale are non-derivative instruments which are designated in this category or are not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment in the 12 months following the closing date. These assets are stated at fair value recognizing in equity those variations in fair value.

At each balance sheet date, the Company evaluates if there is objective evidence that a financial asset or a group of assets may have suffer impairment losses.

2.18	Financial liabilities

The Company classifies its financial liabilities in the following categories: at fair value with changes in income, trade accounts payable, loans that accrue interest or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities at the time of initial recognition.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

Financial liabilities are disposed of when the obligation is paid, settled or it expires.

(a)	Financial liabilities at fair value with changes in income

Financial liabilities are classified at fair value when these are held for negotiation or designated in their initial recognition at fair value through income. This category includes derivative instruments not designated for hedge accounting.

(b)	Trade accounts payable

Balances payable to suppliers are subsequently stated in their amortized cost using the effective interest rate method.

(c)	Loans that accrue interest

Loans are subsequently stated at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.19	The Environment

In general, the Group companies follow the criterion of considering amounts destined to environmental protection and improvement as environmental expenses. However, amounts of elements included in facilities, machinery and equipment destined to the same purpose are considered property, plant and equipment.

2.20	Minimum Dividend

As required by the Shareholders’ Company Act unless otherwise decided by the shareholders through unanimous vote of the holders of those shares issued and subscribed, a public shareholders’ company must distribute a minimum dividend of 30% of its net income, except in the event that the Company has losses not absorbed in previous years.

2.21	Financial debt obligations

Financial debt obligations are recorded at their par value as non-current when their expiration date exceeds twelve months and as current when the expiration occurs in a period lower than that indicated above. Interest expenses are calculated in the year in which they are accrued following a financial criterion.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.22	Trade accounts payable

Trade accounts payable are initially recognized at their fair value and are subsequently stated at amortized cost using the effective interest rate method. When the par value of the account payable does not significantly differ from its fair value, it is recognized at par value.

2.23	Consolidated statement of cash flows

Cash equivalents relate to short-term highly liquid investments which are easily converted into known amount of cash, are subject to low risk of change in their value and expire in less than three months.

For the purposes of preparing the statement of cash flows, cash and cash equivalents have been defined as cash and cash equivalents netted against pending bank overdrafts.

The statement of cash flows includes cash movements performed during the year determined by the indirect method.

In these statements of cash flows, the following expressions are used in the sense which is shown as follows:

-	Cash flows: cash and financial asset equivalent inflows or outflows understanding as such those short-term highly-liquid investments with low risk of change in their value.

-	Operating activities: common activities related to the operation of the Group’s business as well as other activities which cannot be classified as investing or financing activities.

-	Investing activities: investing activities relate to the acquisition, disposition or disposal related to other long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities which generate changes in the size and composition of shareholders' equity and of liabilities which are not part of operating activities.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.24	Obligations related to staff severance indemnities and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts. For the case of the United States, this is performed in accordance with the related pensions plan.

These obligations are valued using the actuarial calculation, which considers such hypotheses as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees‘ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial losses and gains which may be generated by variations in previously established obligations defined are directly recorded in net income.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial hypotheses or in the reformulation of those actuarial hypotheses established.

The discount rate used by the Company for the calculation of the obligation was 6% for the periods ended as of March 31, 2010 and as of December 31, 2009.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.25	Financial derivatives and hedging operations

Derivatives are recognized initially at fair value at the date in which the derivatives contract has been signed and subsequently they are valued again at fair value.  The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedging instrument and, if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedging of assets and liabilities recognized (fair value hedging);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedging);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those entries hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives which are used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged entries.

The fair value of derivative instruments used for hedging purposes is shown in Note 9.3 (Hedging assets.) Movements in the hedging operation reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged entry is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Investment derivatives are classified as a current asset or liability and the change in their fair value is recognized directly in income.

(a)	Fair value hedging

The change in the fair value of a derivative is recognized with a charge or credit to income, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a charge or credit to income.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

For fair value hedging related to items recorded at amortized cost, the adjustment of the fair value is amortized against income on the remaining year to its expiration. Any adjustment to the carrying value of a hedged financial instrument for which effective rate is used is amortized with a charge or credit to income at its fair value attributable to the risk that is being covered.

If the hedged entry is disposed of, the fair value not amortized is immediately recognized with a charge or credit to income.

(b)	Cash flow hedging

The cash portion of gains or losses from the hedging instrument is initially recognized with a charge or credit to shareholders’ equity whereas any non-cash portion is immediately recognized with a charge or credit to income, as applicable.

Amounts taken to equity are transferred to income when the hedged transaction affects income the same as when the hedged financial income or expense is recognized when a forecasted sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to equity are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment not longer be expected to occur, the amounts previously recognized in shareholders' equity are transferred to income. If a hedging instrument expires, is sold, finished, exercised without any replacement or a rollover is performed or if its designation as hedging is revoked, amounts previously recognized in shareholders’ equity are maintained in shareholders' equity until the expected firm transaction or commitment occurs.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.26	Lease

(a)	Leases - Financial lease

Leases are classified as financial leases when the Company has substantially all the risks and benefits derived from the property. Financial leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum payments made related to the lease.

Each lease payment is distributed between the liability and the debt obligations to obtain ongoing interest type on the debt pending balance.  The respective lease obligations, netted against financial debt obligations, are included in other non-current liabilities. The interest element of financial cost is charged in the statement of comprehensive income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year. The asset acquired through a financial lease is subject to depreciation over the lower of its useful life or the life of the agreement.

(b)	Lessee – Operating lease

Leases in which the lesser maintains a significant part of risks and benefits derived from the ownership are classified as operating leases. Operating lease payments (netted against any incentive received from the lesser) are charged to the statement of comprehensive income or capitalized (as applicable) on a straight-line basis over the lease period.

The Company does not maintain any significant agreement which meets the conditions established in IAS 17 to be considered as financial leases and therefore, all the current agreements are considered operating leases.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.27	Prospecting expenses

Those prospecting expenses associated with mineral reserves which are being exploited are included under Inventories and amortized according to the estimated mineral content reserves. Expenses associated with future reserves are presented under Intangible assets as and when minerals included in the future reserve have ore-grade which makes the mining property economically exploitable.

Those expenses incurred on properties in which the product has low ore-grade which is not economically exploitable, are directly charged to income.

2.28	Other accruals

Accruals are recognized when:

*	The Company has a present obligation as a result of a past event.

*	It is possible that certain resources are used, including benefits, to settle the obligation.

*	A reliable estimate can be made of the obligation amount.

In the event that the accrual or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the statement of income, the expense for any accrual is presented netted against any reimbursement.

Should the effect of the time value of money be significant, accruals are discounted using a discount rate before taxes which reflects the liability’s specific risks.  When a discount rate is used, the increase in the accrual over time is recognized as a financial cost.

The Company’s policy is maintaining accruals to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from litigations in force, compensations or obligations, pending expenses the amount of which has not been determined , collaterals and other similar guarantees which are the responsibility of the Company. These are recorded at the time in which the responsibility or the obligation which determines the compensation or payment is generated.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

The Company determines and recognizes the cost related to employee vacation on an accrual basis.

As a result of this policy, the Company has recorded accruals for:

-	Employee vacation: The Company determines and recognizes the cost related to employee vacation on an accrual basis.

-
Employee benefits agreed with employees other than staff severance indemnities and option plan, which the Company and its subsidiaries will have to pay to its employees by virtue of the agreements entered have been recognized on an accrual basis.

-	Legal expenses related to the estimate of future payments for lawsuits maintained with third parties.

2.29	Compensation Plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 “Share-based payments.” Variations in the fair value of options granted are recognized with a charge to remuneration on a straight-line basis during the period between the date in which these options are granted and the payment date.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.30	Good and service insurance expenses

Payments for the different insurance policies which the Company contracts are recognized in expenses considering the proportional amount related to the time that they cover, regardless of payment terms. Amounts paid and not consumed are recognized as prepaid expenses within Current assets.
Costs of claims are recognized in income immediately after being known, netted against the recoverable amounts from insurance companies. Recoverable amounts are recorded as an asset reimbursable from the insurance company under “Trade accounts receivable and other accounts receivable", calculated as established in the respective insurance policies.

2.31	Intangible Assets

Intangible assets mainly relate to goodwill acquired, water rights, broadcasting rights, trademarks, rights of way related to electric lines and development expenses, and computer software licenses.

(a)	Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of them Company's ownership on the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in intangible assets, which is subject to value impairment tests every time that the Company issues consolidated financial statements and is stated at cost plus accumulated impairment losses.  Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.
This intangible asset is assigned to cash generating units with the purpose of testing impairment losses. The assignation is performed based on cash generating units which are expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

(b)	Water rights

Water rights acquired by the Company relate to the water from natural sources and are recorded at acquisition cost. Given that these assets represent rights granted on a perpetual basis to the Company, these are not amortized.  However, they are subject to an impairment assessment on an annual basis.

(c)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the life of the right of way.

(d)	Computer software

Licenses for IT programs acquired are capitalized based on costs which have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which probably will generate economic benefits which are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development of IT programs recognized as assets are amortized over their estimated useful lives.

2.32	Research and development expenses

Research and development expenses are charged to income in the period in which the disbursement is made except for property, plant and equipment acquired to be used in research and development, which are recognized in accounting under the respective item within property, plant and equipment.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 2. Bases of presentation of interim consolidated financial statements and accounting criteria applied, continued

2.33	Classification of balances in current and non-current balances

In the attached statement of financial position, balances are classified in consideration of their remaining expiration dates; i.e., those expiring on a date equal to or lower than twelve months as current and those with expiration dates which exceed the aforementioned period as non-current.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS)

Application IFRS 1.

The annual consolidated financial statements for the Group as of December 31, 2010 will be the first consolidated financial statements prepared according to IFRS. The Company has applied IFRS 1 when preparing its interim consolidated financial statements.

The transition date is January 1, 2009, to which management has prepared its opening balance under IFRS to that date. The IFRS effective date is January 1, 2010, as indicated by the Chilean Superintendence of Securities and Insurance (SVS)

According to IFRS 1, in order to prepare the aforementioned consolidated financial statements, all mandatory exemptions have been applied by the Company, and some of the non-mandatory exemptions to the retroactive application of IFRS.

Exceptions established on IFRS 1 that the Company has decided to apply on its IFRS first time adoption process, are as follows:

i)	Business combinations

The Company has applied the exemption included in IFRS 1 for business combinations conducted from 2004 and thereafter. For these purposes, the Company reversed the amortization of goodwill recognized in accordance with the previous accounting standards.

ii)	Fair value or revaluation as attributable cost

The Company has chosen to measure certain property, plant and equipment items at their fair value at the transition date of January 1, 2009.  The fair value of property, plant and equipment was measured through a business appraisal conducted by independent external experts, who determined the new historic initial values, useful lives and residual values of these assets.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

iii)	Employee benefits

The Company has opted for recognizing all the actuarial gains and losses accumulated as of January 1, 2009.

iv)	Financial Instruments

The Company has defined the application of hedge accounting for financial derivative instruments associated with obligations with the public (bonds payable) denominated in UF and Chilean pesos as issued by the Company.

v)	Cumulative translation differences and technical revaluation

If the adopter uses this exemption: i) cumulative translation differences of all businesses abroad will be considered to be voided on the date of transition to IFRS; and ii) the gain or loss for the subsequent sale or disposal using another method of a business abroad will exclude translation differences which have arisen prior to the date of transition to IFRS and will include translation differences which have arisen subsequent to it.

The Company has opted to transfer cumulative translation differences and technical revaluation from other reserves to retained earnings. This exemption has been applied to all dependent companies in accordance with IFRS 1.

IFRS first-time adoption effects are recognized in retained earnings or other reserve accounts in the Company’s shareholders’ equity, depending on whether these adjustments represent realized or unrealized gains or losses at the transition date.

The following is a detailed description of the main differences between Generally Accepted Accounting Principles in Chile (Chilean GAAP) and International Financial Reporting Standards (IFRS) applied by the Company and the impact on shareholders’ equity as of March 31, 2009, and January 1, 2009 and on net income as of March 31,2010.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

a)
Reconciliation of net shareholders’ equity from Generally Accepted Accounting Principles (Chilean GAAP) to International Financial Reporting Standards (IFRS) as of January 1, 2009 and December 31, 2009.

As of January 1, 2009	Equity of majority shareholders	Equity of minority shareholders	Total Shareholders’ Equity
RECONCILIATION	ThUS$	ThUS$	ThUS$

Net shareholders’ equity under Chilean GAAP	1,463,108		1,463,108

Incorporation of minority shareholders		47,069	47,069

Elimination of amortization of goodwill	6,487	-	6,487
Reversal of negative goodwill	1,279	-	1,279
Elimination of deferred tax complementary accounts	(13,515)	-	(13,515)
Recognition of the legal obligation to distribute minimum dividend of 30% of net income	(50,422)	-	(50,422)
Fair value of property, plant and equipment	(53,732)	(634)	(54,366)
Recognition of actuarial calculation of accrual for staff severance indemnities	(928)	(2)	(930)
Fair value of bonds in UF	(9,507)	-	(9,507)
Deferred taxes on IFRS adjustments	10,908	108	11,016

Effect of transition to IFRS	(109,430)	(528)	(109,958)

Net shareholders’ equity according to IFRS	1,353,678	46,541	1,400,219

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

As of December 31, 2009	Equity of majority shareholders	Equity of minority shareholders	Total Shareholders’ Equity
RECONCILIATION	ThUS$	ThUS$	ThUS$

Net shareholders’ equity under Chilean GAAP	1,466,613		1,466,613

Incorporation of minority shareholders		46,093	46,093

Elimination of amortization of goodwill	8,663	-	8,663
Reversal of negative goodwill	1,072	-	1,072
Elimination of deferred tax complementary accounts	(11,365)	-	(11,365)
Recognition of the legal obligation to distribute minimum dividend of 30% of net income	-		-
Fair value of property, plant and equipment	(45,132)	(503)	(45,635)
Recognition of actuarial calculation of accrual for staff severance indemnities	(947)	26	(921)
Fair value of bonds in UF	(9,619)	-	(9,619)
Deferred taxes on IFRS adjustments	9,468	81	9,549

Effect of transition to IFRS	(47,860)	(396)	(48,256)

Net shareholders’ equity according to IFRS	1,418,753	45,697	1,464,450

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

b)	Reconciliation of net income for 2009 from Generally Accepted Accounting Principles (Chilean GAAP) to International Financial Reporting Standards (IFRS.)

As of December 31, 2009	Income from majority shareholders	Income from minority shareholders	Total net income
RECONCILIATION	ThUS$	ThUS$	ThUS$

Net income from Chilean GAAP	327,056	1,334	328,390

Goodwill - amortization	2,176	-	2,176
Negative goodwill - amortization	(206)	-	(206)
Amortization of deferred tax complementary accounts	2,151	-	2,151
Depreciation	8,601	131	8,732
Recognition of actuarial calculation of accrual for staff severance indemnities	(19)	28	9
Deferred taxes on IFRS	(1,459)	(27)	(1,486)

Effect of transition of IFRS at the date of the last annual financial statements	11,244	132	11,376

Net income in accordance with IFRS	338,300	1,466	339,766

Other income and expenses with a charge or credit to net shareholders’ equity

Cash flow hedging (UF-denominated bond)	(112)	-	(112)
Income taxes related to other income and expense components with a charge to net shareholders’ equity	19	-	19
Comprehensive income for the year in accordance with IFRS	338,207	1,466	339,673

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

Explanation of adjustments for the effects of transition to IFRS

The detail of the explanation of the different concepts enumerated in the reconciliation included in the preceding point is detailed as follows:

(a)	Deferred income taxes

As described in Note 2.15, under IFRS the Company has to recognize the effects of deferred income taxes for all temporary differences existing between the tax and book balance based on the liability method.

Although the method established in IAS 12 is similar to Chilean GAAP, the Company made the following adjustments in accordance with IFRS requirements:

i)
The elimination of "deferred tax complementary accounts” in which the Company deferred the effects on shareholders’ equity of the first-time application of Technical Bulletin No. 60 issued by the Chilean Association of Accountants amortized with a charge / credit to income in the foreseen term for the reversal of the difference (or consumption of the related tax loss, if this is the case.)

ii)
The determination of deferred taxes on entries not subject to the calculation  under Chilean GAAP but which qualify as temporary differences under IFRS and the calculation of the tax effect of transition adjustments to IFRS.

(b)	Revaluation of property, plant and equipment at fair value as attributed cost

Chilean GAAP establish the valuation of property, plant and equipment at acquisition cost restated for inflation less accumulated depreciation and accumulated impairment losses and do not allow property, plant and equipment revaluation (revaluations were only and extraordinarily authorized by the Chilean SVS in accordance with Circulars Nos. 550 and 566 of 1985 issued by the Chilean Superintendence of Securities and Insurance.)  Except for that indicated in the next paragraph, the Company has considered the values of assets determined in accordance with the aforementioned accounting standards, as attributed cost of its property, plant and equipment.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

For the adoption of IFRS, the Company valued certain property, plant and equipment items (mainly machinery and equipment) at their fair value in conformity with the exemption contained in IFRS 1.  The revaluation was performed only once in accordance with IFRS 1.  The new value determined relates to the initial cost of the asset beginning on the transition date. This fair value of assets amounted to ThUS$60,458 as of January 1, 2009 and represented an adjustment to shareholders’ equity (decrease) of ThUS$54,366 at that date.

(c)	Minimum Dividend

In accordance with Chilean GAAP, dividends for distribution are recorded in the Company’s financial statements at the time of the agreement at the Shareholders’ or Board of Directors’ Meeting. Law No. 18,046 on Shareholders' Companies establishes in its article No. 79 that public shareholders' companies will have to distribute as dividends to its shareholders, at least, 30% of net income for the year, unless the shareholders of shares issued with voting right at the Shareholders' Meeting unanimously agree otherwise.  Under IFRS, the Company has recorded the obligation on an accrual basis, net of provisional dividends which would have been agreed at the closing date for 30% of net income for the year, which is the legal minimum percentage. As of December 31, 2009, the provisional dividend distributed during November covers this minimum dividend and therefore, no accrual was required.

(d)	Minority interest

Chilean GAAP, applied for the preparation of the consolidated financial statements recognized the participation of minority shareholders in the shareholders’ equity of subsidiaries as a separate account between liabilities and net shareholders’ equity of the Company’s consolidated financial statements. Likewise, the consolidated financial statements for the year under Chilean GAAP excluded through a specific line the participation of minority interest in net income of subsidiaries. Under IFRS, minority shareholders are a part of the economic conglomerate or Group and; therefore, their participations are considered part of the statement of changes in net shareholders’ equity and the statement of comprehensive income.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

(e)	Hedging through derivatives

The Company maintains as hedging instruments those financial derivatives associated with obligations with the public (bonds payable) issued in UF and in Chilean pesos. Under IFRS, changes generated in the fair value of derivatives which are designated and qualified as hedging, for their cash component, are recognized in net shareholders’ equity. The gain or loss relative to the non-cash part of the hedging is immediately recognized in the statement of comprehensive income under "Other gains / losses." This represents a change with respect to Chilean GAAP where realized gains or losses for this concept were recognized in non-operating income whereas unrealized gains or losses related to changes in fair values of derivative instruments in cash flow hedging were deferred in asset and liability accounts without affecting income up to the settlement of hedged and hedging entries.

(f)	Actuarial staff severance indemnities

IFRS require that the benefits of services defined delivered to employees at long-term are determined in consideration of the application of an actuarial calculation model generating differences with respect to the methodology applied previously which considered present values.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 3 – First-time application of International Financial Reporting Standards (IFRS), continued

(g)	Negative goodwill

IFRS do not contemplate the recording in the balance sheet of negative goodwill at the date of a business combination recognizing this difference directly on income (under Chilean GAAP this was presented deducting assets.)  Accordingly, the existing balance for this concept was transferred to the Reserve for Retained Earnings account within Shareholders' Equity.

(h)	Goodwill

Under IFRS, the Company has considered goodwill as an intangible asset of indefinite useful life. At least, once a year, the cash generating unit which gave rise to goodwill is assessed for possible impairment. If there is any evidence of impairment, goodwill is initially adjusted with a charge to income. For first-time adoption purposes, the Company opted to reverse the amortization of goodwill which was generated by acquisitions of companies recorded using the business combination method conducted beginning in 2004. No other effects were generated for these restatements.

(i)	Reconciliation of the cash flows for the year ended December 31, 2009

The main differences between Chilean GAAP and IFRS in the preparation of the statement of cash flows relate to the classification of financial lease installments, which are included as investing activities in accordance with Chilean GAAP and as financing activities under IFRS.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 4 – Financial Risk Management

4.1 Risk Management Policy

The Company’s Risk Management Strategy is focused on safeguarding the Company and its subsidiaries’ stability and sustainability with respect to those relevant financial uncertainty components.

The objective of financial risk management activities is safeguarding the Company and its subsidiaries’ financial stability and sustainability at all times both under usual and exceptional conditions.

Our operations are subject to certain risk factors that may affect SQM’s financial condition or results of operations.

These risks are not the only ones we face. Additional risks of which we are not currently aware but which we believe are not significant may also affect our commercial operations, our business, the financial position or the results of operations may be materially affected by any of these risks.

The financial risk management structure includes the identification, determination, analysis, quantification, measurement and control of these events. The Company’s management and, in particular, the Finance Management is responsible for the ongoing evaluation of financial risk

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 4 – Financial Risk Management, continued

4.2 Risk Factors

4.2.1. Market risk

Market risks relate to those uncertainties associated with variations in variables which affect the Company's assets and liabilities among which we may highlight the following:

a)	Our sales to emerging markets expose us to risks related to economic conditions and trends in those countries

b)	The volatility of world prices of fertilizers and chemical products and changes in production capacities might affect our business, financial position and results of operations.

c)	Our inventory levels may increase due to the global economic situation.

d)	Quality standards in markets in which we sell our products may be more strict throughout time

e)	High prices of raw materials and energy may increase our production costs and the costs of goods sold

4.2.2  Bad debt risk

Our risk level and exposure to uncollectible accounts receivable (bad debt) may increase significantly depending on the present economic situation.  Although we take actions to minimize the risk of losses due to uncollectible accounts, such as the use of credit insurance, letters of credit and prepayments for a portion of our accounts receivable, a substantial increase in these losses may have a material adverse effect on our business, financial position and results of operations.

The current economic contraction and its potentially negative effects on the financial position of our customers may extend the terms for the payment of accounts receivable, may increase our bad debt exposure.  Although we take steps to minimize risk, this global economic situation may result in losses which might have a material adverse effect on our business, financial condition or results of operations.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 4 – Financial Risk Management, continued

4.2.3	Exchange rate risk

Exchange rate fluctuations may have a material impact on our financial results.

The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future.  We trade a significant part of our business in U.S. dollars and U.S. dollar is the currency of the main economic environment where we operate and is our functional currency for financial statement reporting purposes.  However, a significant part of our costs relates to Chilean peso.  Therefore, an increase or a decrease in the exchange rate between Chilean peso and U.S. dollar would affect our production costs.  As of March 31, 2010, the exchange rate was Ch$524.46 per US$1.00 and as of December 31, 2009, the exchange rate was Ch$507.10 per US$1.00.

In addition, given that we are an international company which operates in Chile and in several other countries, we trade a part of our business and have assets and liabilities in Chilean pesos and other currencies which are different from U.S. dollars.  Therefore, fluctuations in the exchange rate of such foreign currencies may affect our business, financial position and results of operations.

With respect to debt denominated in a currency other than U.S. dollar, the Company has taken hedging in the form of currency swaps to eliminate the exchange rate risk.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 4 – Financial Risk Management, continued

4.2.4	Interest rate risk

Interest rate fluctuations may have a material impact on our financial results.

We maintain short and long-term debt stated at Libor plus a spread. As we do not have derivative instruments to hedge the Libor, we are subject to fluctuations in this rate. As of March 31, 2010, we had approximately 45% of long-term financial debt valued at LIBOR and; therefore, significant increases in the rate may have an impact on our financial position.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 4 – Financial Risk Management, continued

4.2.5	Liquidity risk

The liquidity risk is related to fund needs to deal with payment obligations. The Company’s objective is maintaining a balance between fund continuity and financial flexibility through normal operating flows, bank loans, public bonds, short-term investments, marketable securities.

We have an ambitious capital expenditure program, which is subject to significant risks and uncertainties. Specifically, reserve exploration and exploitation, mining costs and processing costs, the maintenance of machinery and equipment and compliance with laws and standards applicable require substantial capital expenditures. We must continue investing capital to maintain or increase our exploitation levels and the amount of finished products which we produce. We require environmental licenses for our new projects. Obtaining licenses, in certain cases, may generate significant delays in the execution and implementation of these new projects and; consequently, may require that we reassess the respective risks and economic incentives.  We cannot ensure that we could maintain our production levels or generate sufficient cash flows or that we will have access to investments, loan or other financing alternatives which are sufficient to continue our exploration, exploitation and refining activities in or over the present levels or that we will be able to implement our projects or receive the licenses required for them on a timely basis. Any or all these factors may have a material adverse impact on our business, financial position and results of operations.

4.3	Risk Measurement

The Company has methods to measure the effectiveness and efficiency of risk strategies both in prospective and retrospective manner.  These methods are consistent with the Group’s risk management profile.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 5 - Changes in Accounting Estimates and Policies (Uniformity)

5.1	Changes in accounting estimates

There are no changes in accounting estimates at the closing date of the financial statements.

5.2	Changes in Accounting Policies

As of March 31, 2010, the Company’s financial statements presented no changes in accounting policies or estimates compared to the prior period or the transaction date, except for the application, beginning on January 1, 2010 of International Financial Reporting Standards (IFRS.)

Changes in policies and accounting estimates compared to local accounting principles and their effects were described in Note 3 Transition to International Financial Reporting Standards (IFRS.)

The interim consolidated statement of financial position as of March 31, 2010 and as of December 31, 2009 and as of January 1, 2009 and the statements of comprehensive income, net shareholders’ equity and cash flows for the period ended as of March 31, 2010 have been prepared in accordance with IFRS.  Accounting principles and criteria applied are consistent.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 6 – Cash and Cash Equivalents

6.1 Classes of Cash and Cash Equivalents

As of March 31, 2010 and as of December 31, 2009 and as of January 1, 2009, the detail of cash and cash equivalents is as follows:

	3/31/2010	12/31/2009	01/01/2009
Cash and cash equivalents	ThUS$	ThUS$	ThUS$

Cash on hand	114	96	2,845
Cash in banks	18,976	19,121	18,773
Short-term deposits	203,786	336,435	116,492
Other cash and cash equivalents	136,380	174,742	165,689

Total cash and cash equivalents	359,256	530,394	303,799

At the date of these financial statements, there are no differences between the amount of cash and cash equivalents recorded in the statement of financial position and the statement of cash flows.

6.2 Other Cash and Cash Equivalents

As of March 31, 2010, December 31, 2009 and January 1, 2009, these relate to mutual funds for investments made in 'Citifunds Institutional Liquid Reserve Limited' of ThUS$46,631 (ThUS$ 59,224 as of December 31, 2009; ThUS$ 56,384 as of January 1, 2009), in 'Merrill Lynch Institutional Liquidity Fund' amounting to ThUS$346 (ThUS$59,070 as of December 31 2009; ThUS$ 55,760 as of January 1, 2009), in JPM US Dollar Money Market Fund ThUS$45,717 (ThUS$56,334 as of December 31, 2009 and ThUS$ 53,545 as of January 1, 2009, and), in Brim (UK) Ltd. Re ICS-Sub & Red amounting to ThUS$43,686 ( ThUS$0 as of December 31, 2009 and January 1, 2009). (ThUS$114 as of December  31, 2009 in Citibank and ThUS$0 as of January 1 , 2009).

These institutions are highly liquid funds which are basically destined to investments in fixed income commercial paper in the U.S. market.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 6 – Cash and Cash Equivalents, continued

6.3	Information on cash and cash equivalents by currency

As of March 31, 2010, December 31, 2009 and January 1, 2009, cash and cash equivalents in balances of cash on hand, in banks and financial instruments, classified by currency are detailed as follows:

	3/31/2010	12/31/2009	01/01/2009
Original currency	ThUS$	ThUS	ThUS$
Chilean Peso	203,843	259,680	99
US Dollar	149,064	263,207	291,177
Euro	2,814	3,813	7,676
Mexican Peso	136	218	809
South African Rand	2,315	2,586	2,574
Japanese Yen	928	823	1,096
Dirham	-	-	176
Peruvian Sol	18	26	175
Argentinean Peso	-	1	3
Brazilian Real	26	33	4
Chinese Yuan	70	-	-
Indonesian rupee	5	5	4
Pound sterling	37	2	6
Total	359,256	530,394	303,799

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 6 – Cash and Cash Equivalents, continued

6.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in bank current accounts are resources available and their carrying value is equal to their fair value.

As of March 31, 2010, December 31, 2009 and January 1, 2009, the Company has no significant cash balances with any type of restriction.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 6 – Cash and Cash Equivalents, continued

6.5 Detail of time deposits

The detail of cash and cash equivalents in time deposits at each period-end is as follows:

Receiver of the deposit	Type of de Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to- date ThUS$	March 31, 2010 ThUS$	December 31 2009 ThUS$	January 1, 2009 ThUS$
Banco Crédito e Inversiones	Chile	Chilean pesos	0.07	1-7-2010	4-7-2010	8,104	15	8,119	71,846	11,015
Banco de Chile	Chile	Chilean pesos	0.09	12-28-2009	4-8-2010	14,546	41	14,587	107,862	10,022
Banco de Chile	Chile	Chilean pesos	0.08	1-15-2010	4-15-2010	4,698	8	4,706	-	-
Banco de Chile	Chile	Chilean pesos	0.08	1-15-2010	4-15-2010	9,394	19	9,413	-	-
CorpBanca	Chile	Chilean pesos	0.08	1-5-2010	4-19-2010	14,622	33	14,655	50,468	20,045
Banco de Chile	Chile		0.07	2-22-2010	4-21-2010	5,106	5	5,111	-	-
Banco Créditos e Inversiones	Chile	Chilean pesos	0.07	2-24-2010	4-26-2010	10,347	8	10,355	-	-
Banco Crédito e Inversiones	Chile	Chilean pesos	0.07	3-3-2010	4-27-2010	19,741	13	19,754	-	-
CorpBanca	Chile	Chilean pesos	0.07	2-22-2010	4-28-2010	20,395	18	20,413	-	-
Banco Santander-Santiago	Chile	Chilean pesos	0.07	3-31-2010	5-3-2010 -	5,001	-	5,001	89,137	44,452
Banco de Chile	Chile	Chilean pesos	0.08	3-23-2010	5-10-2010	20,596	4	20,600	-	-
Banco de Chile	Chile	Chilean pesos	0.08	3-23-2010	5-11-2010	20,585	4	20,589	-	-
Banco de Chile	Chile	Chilean pesos	0.08	3-24-2010	5-11-2010	20,679	4	20,683	-	-
Banco de Chile	Chile	Chilean pesos	0.08	3-24-2010	5-11-2010	15,238	3	15,241	-	-
Banco Crédito e Inversiones	Chile	U.F.	(5.00)	3-30-2010	5-17-2010	12,092	-	12,092	-	-
Banco Crédito e Inversiones	Chile	U.F.	(5.00)	3-30-2010	6-30-2010	2,206	-	2,206	-	-
Citibank New York	United States	US dollar	0.03	3-31-2010	4-1-2010	253	-	253	2,122	824
IDBI Bank	India	Rupee	0	12-31-2009	12-31-2010	-	-	8	-	-
Banco ITAU	-	—		-	-	-	-	-	-	9,018
BBVA Banco Bilbao Vizcaya Argentaria	-	-		-	-	-	-	-	-	16,103
HSBC Bank Chile	-	-		-	-	-	-	-	-	5,013
Deutsche Bank Chile S.A.	-	-		-	-	-	-	-	15,000	-
Total								203,786	336,435	116,492

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 7 - Inventories

The composition of inventories at each period-end is as follows:

Class of inventory	3/31/2010 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$

Raw materials	6,200	6,491	11,144
Supplies for production	15,191	15,617	19,275
Products-in-progress	291,389	287,712	189,555
Finished products	320,729	320,943	320,903
Total	633,509	630,763	540,877

Inventory provisions recognized as of March 31, 2010 amount to ThUS$66,715 as of December 31, 2009 amounted to ThUS$65,298, and as of January 1, 2009 amounted to ThUS$43,686. Provisions have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.) Additionally, provisions have been recognized for goodwill in the sale of products and inventory difference.

The detail of these provisions is as follows:

Class of inventory	3/31/2010 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$

Supplies for production	2,297	1,580	1,900
Products-in-progress	48,981	41,952	28,100
Finished products	15,437	22,396	13,686
Total	66,715	65,928	43,686

The Company has not delivered inventories as collateral.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 8 - Information to be disclosed on related companies

8.1	Information to be disclosed on related companies

Balances pending at year-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for accounts receivable from or payable to related parties. For the period ended March 31, 2010, the Group has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

8.2	Relationships between the controlling interest and the entity

According to that provided in the by-laws of SQM S.A., no shareholder can concentrate more than 32% of the Company’s voting right capital.

Sociedad de Inversiones Pampa Calichera S.A. and Global Mining Investments (Chile) S.A. and collectively, the Pampa Group, are the owners of a number of shares which is equivalent to 32% of the current total amount of shares issued, subscribed and paid of SQM S.A. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively Kowa Group, are the owners of a number of shares equivalent to 2.07% of the total amount of shares issued, subscribed and paid of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the pertinent stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have subscribed a joint venture agreement with respect to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of voting right capital of SQMS.A. and the Kowa Group does not concentrate by itself more than 32% of voting right capital of SQM S.A.

Likewise, the joint venture agreement has not transformed the Pampa Group and the Kowa Group in related companies between them. The joint venture agreement has only transformed the current controller of SQM S.A. composed of the Pampa Group and the Kowa Group into related parties of SQM S.A.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 8 - Information to be disclosed on related companies, continued

Detail of effective concentration

Taxpayer ID	Company name	Ownership percentage %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	24.45
96.863.960-9	Global Mining Investments (Chile) S.A.	3.80
Total Pampa Group		28.25

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.08
Total Kowa Group		2.07

8.3	Intermediate controlling entity and companies controlled by SQM S.A. which generate publicly available financial statements

The interim financial statements of the following companies are publicly available:

Soquimich Comercial S.A.

8.4	Detail of identification of the relationship between the controlling interest and the subsidiary as of March 31, 2010 and as of December 31, 2009:

	Participation percentage in subsidiary
Subsidiary	Direct %	Indirect %	Total %
Comercial Hydro S.A.	0.0000	60.3820	60.3820
SQM Potasio S.A.	99.9974	0.0000	99.9974
SQM Nitratos S.A.	99.9999	0.0001	100.0000
Ajay SQM Chile S.A.	51.0000	0.0000	51.0000
SQMC Internacional Ltda.	0.0000	60.6382	60.6382
SQM Industrial S.A.	99.9954	0.0046	100.0000
Isapre Norte Grande Ltda.	1.0000	99.0000	100.0000
Almacenes y Depósitos Ltda.	1.0000	99.0000	100.0000
Serv. Integrales de Tránsitos y Transferencias S.A.	0.0003	99.9997	100.0000
Soquimich Comercial S.A.	0.0000	60.6383	60.6383
SQM Salar S.A.	18.1800	81.8200	100.0000
Minera Nueva Victoria S.A.	99.0000	1.0000	100.0000
Proinsa Ltda.	0.0000	60.5800	60.5800
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	0.0000	100.0000	100.0000
Exploraciones Mineras S.A.	0.2691	99.7309	100.0000
Nitratos Naturais Do Chile Ltda.	0.0000	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	0.0000	100.0000	100.0000
SQM North America Corporation.	40.0000	60.0000	100.0000
SQM Europe N.V.	0.8600	99.1400	100.0000
Soquimich SRL Argentina	0.0000	100.0000	100.0000
Soquimich European Holding B.V.	0.0000	100.0000	100.0000
SQM Corporation N.V.	0.0001	99.9999	100.0000
SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 8 - Information to be disclosed on related companies, continued

8.4	Detail of identification of the relationship between the controlling interest and the subsidiary as of March 31, 2010 and as of December 31, 2009, continued

	Participation percentage in subsidiary
Subsidiary	Direct %	Indirect %	Total %
SQI Corporation N.V.	0.0159	99.9841	100.0000
SQM Comercial de México S.A. de C.V.	1.0000	99.0000	100.0000
North American Trading Co.	0.0000	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	0.0200	99.9800	100.0000
SQM Peru S.A.	0.9800	99.0200	100.0000
SQM Ecuador S.A.	0.0040	99.9960	100.0000
SQM Nitratos México S.A.	0.0000	51.0000	51.0000
SQMC Holding Corporation L.L.P.	0.1000	99.9000	100.0000
SQM Investment Corporation N.V.	1.0000	99.0000	100.0000
SQM Brasil Limitada.	2.7900	97.2100	100.0000
SQM France S.A.	0.0000	100.0000	100.0000
SQM Japan Co Ltd.	1.0000	99.0000	100.0000
Royal Seed Trading A.V.V.	1.6700	98.3300	100.0000
SQM Oceania Pty Limited	0.0000	100.0000	100.0000
Rs Agro Chemical Trading A.V.V.	98.3300	1.6700	100.0000
SQM Indonesia S.A.	0.0000	80.0000	80.0000
SQM Virginia L.L.C.	0.0000	100.0000	100.0000
SQM Venezuela S.A.	0.0000	100.0000	100.0000
SQM Italia SRL	0.0000	100.0000	100.0000
Comercial Caiman Internacional S.A.	0.0000	100.0000	100.0000
SQM Africa Pty.Ltd.	0.0000	100.0000	100.0000
SQM Lithium Specialties LLP.	0.0000	100.0000	100.0000
Fertilizantes Naturales S.A.	0.0000	66.6700	66.6700
Iodine Minera B.V.	0.0000	100.0000	100.0000
SQM Agro India Pvt. Ltd.	0.0000	100.0000	100.0000
SQM Beijing Comercial Co. Ltd.	0.0000	100.0000	100.0000

8.5 Detail of related parties and transactions with related companies

Transactions between the Company and its subsidiaries are part of the Company's common transactions. Their conditions are customary to this type of operations in respect to terms and market price.  In addition, these have been eliminated in consolidation and are not detailed in this note.

Expiration conditions for each case vary by virtue of the transaction which generated them.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 8 - Information to be disclosed on related companies, continued

8.5	Detail of related parties and transactions with related companies, continued

Taxpayer ID	Company	Relationship	Original country	Transaction description	3/31/2010 ThUS$	3/31/2009 ThUS$
0-E	Doktor Tarsa Tarim Sanayi As	Associated company	Turkey	Sale of products	5,129	-
0-E	Ajay Europe S.A.R.L.	Associated company	France	Sale of products	5,235	1,503
0-E	Ajay North America LLC.	Associated company	United States	Sale of products	9,066	3,814
0-E	Ajay North America LLC.	Associated company	United States	Dividends	-	110
0-E	Abu Dhabi Fertilizer Industries WWL	Associated company	United Arab Emirates	Sale of products	4,025	1,046
0-E	Kowa Company Ltd.	Entity with joint control	Japan	Sale of products	17,128	11,488
0-E	NU3 B.V.	Associated company	The Netherlands	Sale of products	3,682	2,236
0-E	NU3 B.V.	Associated company	The Netherlands	Sale of products	27	26
0-E	NU3 N.V.	Associated company	Belgium	Sale of products	3,914	2,134

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 8 - Information to be disclosed on related companies, continued

8.6	Accounts receivable from related companies, current:

Taxpayer ID	Company	Type of currency	3/31/2010 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$
77.557.430-5	Sales de Magnesio Ltda.	US$	113	292	143
96.511.530-7	Soc.de Inversiones Pampa Calichera	US$	8	8	8
78.062.420-5	Minera Saskatchewan Ltda.	US$	226	32,588	-
Foreign	Doktor Tarsa Tarim Sanayi AS	US$	2,002	7,304	13.641
Foreign	Nutrisi Holding N.V.	Euro	1,630	1,741	1.702
Foreign	Ajay Europe S.A.R. L.	US$	3,621	1,492	4.061
Foreign	Ajay North America LLC.	US$	4,453	2,914	2.520
Foreign	Abu Dhabi Fertilizer Industries WWL	US$	3,984	3,546	6.579
Foreign	NU3 B.V.	Euro	3,036	1,883	772
Foreign	Misr Specialty Fertilizers	US$	288	289	632
Foreign	Kowa Company Ltd.	US$	14,661	15,764	18.170
Foreign	SQM Thailand Co. Ltd.	US$	525	835	-
Foreign	SQM Agro India	US$	-	-	595
Foreign	SQM East Med Turkey	US$	-	-	1.075
Foreign	NU3 N.V.	Euro	-	-	1.129
Total to-date			34.547	68,656	51,027

8.7	Accounts receivable from related companies, non-current:

Taxpayer ID	Company	Type of currency	3/31/2010 ThUS$ Amount	12/31/2009 ThUS$ Amount	01/01/2009 ThUS$ Amount
Foreign	Abu Dhabi Fertilizer Industries WWL	Dollar	-	-	2,000
Total			-	-	2,000

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 8 - Information to be disclosed on related companies, continued

8.8	Accounts payable to related companies, current:

Taxpayer ID	Company	Currency	3/31/2010 ThUS$ Amount	12/31/2009 ThUS$ Amount	01/01/2009 ThUS$ Amount
76.049.778-9	Callegari Agrícola S.A.	Chilean peso	185	234	-
Foreign	NU3 N.V.	US Dollar	317	94	-
Foreign	SQM Vitas	United Arab Emirates Dirham	2,468	2,883	-
Foreign	Coromandel Fertilizers Limited	Indian Rupee	586	681	-
Foreign	SQM Thailand Co. Ltd.	US Dollar	-	-	178
Total to-date			3,556	3,892	178

8.9	Board of Directors and Senior Management

1)	Board of Directors

SQM S.A. is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 30, 2008.

As of March 31, 2010, the Company has a Directors' Committee which is composed of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit participation. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 8 - Information to be disclosed on related companies, continued

2)	Directors’ Compensation

2010

2.1 Board

Director’s compensation is detailed as follows:

a)
A payment of a monthly fixed gross amount of U.F 300 in favor of SQM Chairman and UF 50 in favor of the seven remaining board members regardless of their attendance to Board meetings or the number of meetings to which they attend.

b)
A payment in domestic currency and in favor of the Chairman of the Board of Directors consisting in variable and gross amount equivalent to 0.35% of total net income which SQM S.A. effectively obtains during fiscal year 2010.

c)
A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of variable and gross amount equivalent to 0.04% of the total net income which SQM S.A. effectively obtain during fiscal year 2010.

d)
Fixed and variable amounts indicated will not be subject to any charge between them and those expressed in percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of SQM approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the commercial year ending December 31, 2010.

2.2 Director’s committee

Director’s committee remuneration:

a) A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the 3 Directors who are a part of the Company’s Directors’ Committee regardless of the number of meetings which are conducted during the respective month.

b) A payment in domestic currency and in favor of each of the 3 Directors of a variable and gross amount equivalent to 0.013% of the Company’s total net income,  which SQM S.A. effectively obtains during fiscal year 2010.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 8 - Information to be disclosed on related companies, continued

2.3	Director’s remuneration and Committee

2009

During 2009, the Company has paid to its directors an annual amount of UF 300 to the Chairman and UF 50 to each of the seven remaining board members regardless of attendance to Board meetings 0r the number of meetings to which they attended.
In addition, the directors have received variable remuneration consistent in 0.05 of net revenue of 2008 for the Chairman and 0.05 of net income for 2008 divided in equal parts for each of the seven remaining board members.
Therefore, remuneration and profit share paid to the members of the Directors’ Committee and the directors during 2009 amount to ThUS$6,507.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 8 - Information to be disclosed on related companies, continued

In April 2009, the shareholders at the General Ordinary Shareholders’ Meeting of SQM S.A. agreed to change the percentages of variable benefit for 2009; i.e., to 0.35% of net income for 2009 for the Chairman and 0.04% of net revenue for 2009 to each of the remaining seven directors.

3) No guarantees have been constituted in favor of directors

4) Senior Management remuneration

As of March 31, 2010, the overall remuneration paid to the 108 main executives amounts to ThUS$ 8,912. (ThUS$25,559 as of December 31, 2009)  This includes monthly fixed remuneration, variable performance bonuses, corporate results over results obtained in the prior year and long-term compensation.

The Company’s executives perform their duties in the different areas and their jobs positions are: General Manager, Vice-President of Commerce, Finance and Development, Vice-President of Legal Affairs, Vice-President of Sustainable Development, Vice-President of Human Resources and Corporate Affairs and Vice-President of Operations (Nueva Victoria, Saltpeter Deposit - Iodine and Saltpeter Deposit - Lithium.)

5) Incentive plans for the main executives and managers

SQM S.A. for its executives has defined annual bonus plans related to goal achievement and level of individual contribution to the Company’s income. These incentives are structured in a minimum and maximum of gross remuneration which are paid once a year or every two years.

Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2010 and 2011.

6) No guarantees have been constituted in favor of the Company’s management

7) The Company’s Managers and Directors do not receive or have not received any benefit during the first quarter ended as of March 31, 2010 or retribution for the concept of pensions, life insurance, paid time off, profit sharing, incentives, benefits due to disability other than those mentioned in the preceding numbers.

8) In accordance with IAS No. 24 paragraph 9, letter f) we must inform that our Director Wolf Von Appen B. is a part of the Ultramar Group. As of March 31, 2010, the amount of operations with this Group is approximately ThUS$151.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 - Financial Instruments

In accordance with IAS 39, financial assets are detailed as follows:

9.1	Classes of other financial assets

Classes of other financial assets	3/31/2010 ThUS$	12/31/2009 ThUS$	1/01/2009 ThUS$

Other current financial assets (1)	37,743	15,045	20,121
Derivative instruments (2)	3,804	9,153	1,599
Hedging assets, current	46,712	51,339	-

Total other current financial assets	88,259	75,537	21,720

Other non-current financial assets (3)	111	113	101

(1)	Relates to a time deposit with Banco de Chile and Banco BCI which expires in more than 90 days.

(2)	Relate to forwards and options which were not classified as hedging instruments.

(3)	Relate to guarantees delivered for the lease of offices and investments in Sociedad Garantizadora de Pensiones (ownership of 3%.)

9.2	Trade accounts receivable and other accounts receivable

a)	Trade accounts receivable and other accounts receivable, net:

Description of the class of trade accounts receivable and other accounts receivable, net:	3/31/2010 ThUS$	12/31/2009 ThUS$	1/01/2009 ThUS$

Current trade accounts receivable and other accounts receivable, net	365,104	325,823	334,791
Trade accounts receivable	330,089	309,765	328,044
Other accounts receivable	35,015	16,058	6,747

Non-current trade accounts receivable and other accounts receivable, net	3,905	4,208	766
Other accounts receivable	3,905	4,208	766

Total to-date	369,009	330,031	335,557

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 - Financial Instruments, continued

b)	Trade accounts receivable and other accounts receivable, gross:

Description of the class of trade accounts receivable and other accounts receivable, gross:	3/31/2010 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$

Current trade accounts receivable and other accounts receivable, gross	382,972	342,906	348,066

Trade accounts receivable	346,455	326,192	339,932
Other accounts receivable	36,517	16,714	8,134

Non-current trade accounts receivable and other accounts receivable, gross	3,906	4,209	766

Other accounts receivable	3,906	4,209	766

Total to-date	386,878	347,115	348,832

c)	Detail of financial assets past due and not paid but not impaired

Financial assets past due, not paid but not impaired are composed of the following: Trade accounts receivable and other accounts receivable as of March 31, 2010 and December 31, 2009.

				Balances as of March 31,2010
Financial assets	Expiring in less than three months	Expiring between three and six months	Expiring between six and twelve months	Expiring in more than twelve months	Total ThUS$

Trade accounts receivable and other accounts receivable	49,902	3,081	4,073	6,402	63,458
Total	49,902	3,081	4,073	6,402	63,458

				Balances as of December 31, 2009
Financial assets	Expiring in less than three months	Expiring between three and six months	Expiring between six and twelve months	Expiring in more than twelve months	Total ThUS$

Trade accounts receivable and other accounts receivable	36,956	7,107	713	6,370	51,146
Total	36,956	7,107	713	6,370	51,146

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 - Financial Instruments, continued

d)	Detail of impaired financial assets

At the end of each period, the financial assets included in trade accounts receivable and other accounts receivable have been subject to value impairment tests and there are indications of impairment in the value of these.
The Company and its subsidiaries record an allowance for doubtful accounts when in the Company’s management’s opinion, all collection means have been depleted or there are certain doubts as to the recovery of trade accounts receivable and other accounts receivable.
Financial assets	3/31/2010 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$

Trade accounts receivable and other accounts receivable	(17,868)	(17,083)	(13,279)
Balance	(17,868)	(17,083)	(13,279)

9.3	Current Hedging Assets

The balance relates to financial instruments measured at fair value, which have been classified as foreign currency translation hedging and interest rate hedging associated with all the Company’s obligations related to bonds payable in Chilean pesos and in UF.  As of March 31, 2010, the par value of cross currency swap contracts amounted to ThUS$415,749, as of December 31, 2009 amounted to ThUS$415,749, as of March 31, 2009 amounted to ThUS$ 250,702 and as of January 1, 2009 amounted to ThUS$ 113,025. These are detailed as follows:

Hedging assets, current	Derivative instruments (CCS)	Effect on income Derivative Instruments	Balance in Equity
	ThUS$	ThUS$	ThUS$

March 31, 2010	46,712	(14,849)	1,181

March 31, 2009	11,308	12,327	884

Hedging assets, current	Derivative instruments (CCS)	Effect on income Derivative Instruments	Balance in Equity
	ThUS$	ThUS$	ThUS$

December 31, 2009	51,339	68,533	(9,619)

Hedging assets, current	Derivative instruments (CCS)	Balance in Equity
	ThUS$	ThUS$

January 1, 2009	(11,031)	(9,507)

Balances in the column, Effects on income consider the annual affects of contracts which were in force as of March 31, 2010, December 31, 2009, March 31, 2009 and January 1, 2009.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 -   Financial Instruments, continued

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is hedging the exchange rate financial risks associated with bonds payable. Hedging is documented and tested to measure its effectiveness.

Based on a comparison of critical terms, hedging is highly effective given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal payments.

9.4	Financial liabilities

The detail as of March 31, 2010, as of December 31, 2009 and as of January 1, 2009, is as follows:

Classes of loans that accumulate (accrue) interest	3/31/2010 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$

Current loans that accrue interest

Bank loans	122,464	221,526	133,806
Derivative instruments	3,456	4,232	7,158
Current hedging liabilities	-	-	11,031
Obligations not guaranteed	15,390	45,606	7,930
Total	141,310	271,364	159,925

Non-current loans that accrue interest

Bank loans	335,000	365,000	230,000
Obligations not guaranteed	655,560	670,221	285,940
Total	990,560	1,035,221	515,940

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 -   Financial Instruments, continued

a)	Current bank loans:

			3/31/2010		12/31/2009		01/01/2009
Taxpayer ID	Financial institution	Currency	ThUS$	Annual interest rate	ThUS$	Annual interest rate	ThUS$	Annual interest rate

97.036.000-K	Banco Santander Santiago	US$	-	-	-	-	20,075	6.14%
97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria Chile	US$	20,016	0.85%	20,762	4.51%	-	-
97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria Chile	US$	-	-	10,376	4.46%	-	-
97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria Chile	US$	5,000	0.55%	-	-	-	-
97.030.000-7	Banco Estado	US$	-	-	20,813	4.66%	-	-
97.951.000-4	HSBC Bank Chile	US$	14,514	0.95%	15,090	4.74%	15,266	7.80%
97.006.000-6	Banco Crédito e Inversiones	US$	-	-	-	-	35,518	7.41%
97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria	US$	-	-	-	-	40,524	6.83%
Foreign	JP Morgan Chase Bank	US$	-	-	-	-	20,317	6.63%
Foreign	Other banks	Euro	796	-	3,327	2.60%	1,633	4.78%
Foreign	Other banks	Dirham	-	-	-		22	-
Foreign	Banco Estado NY Branch	US$	20,019	3.71%	223	3.98%	-	-
Foreign	Caja de Ahorro y Monte de Piedad Madrid	US$	43	2.56%	43	2.56%	-	-
Foreign	BBVA Banco Bilbao Vizcaya Argentaria	US$	-	-	100,053	0.69%	204	2.63%
Foreign	ING Capital LLC	US$	215	0.80%	55	0.80%	215	2.93%
Foreign	Banco Estado NY Branch	US$	10,008	3.72%	109	3.98%	-	-
Foreign	Banco Estado NY Branch	US$	1,593	2.68%	656	2.68%	-	-
Foreign	Export Development Canada	US$	50,260	1.93%	50,019	1.93%	32	3.33%
	Total		122,464		221,526		133,806
SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 -  Financial Instruments, continued

b)	Current unguaranteed obligations:

As of March 31, 2010, as of December 31, 2009 and January 1, 2009, current unguaranteed obligations which accrue interest are composed of promissory notes and bonds payable, detailed as follows:

Promissory notes

ID or registration No.		Adjustment unit of		Expiration of promissory note or line of	Interest	Carrying value ThUS$
of the instrument	Series	the bond	Par value	credit	rate	3/31/2010	12/31/2009	01/01/2009
47	1-B	Ch$	15,000,000,000	3-17-2010	3.6%	-	29,363	-

Total						-	29,363	-

On March 17, 2010, was paid the promissory note N°47 series 1-B Capital amounting to ThUS$29,040

Bonds

ID or registration			Adjustment			Periodicity		Par value ThUS$			Placement
No. of the instrument	Series	Placed face value	unit of the bond	Interest rate	Final term	Payment of interest	Payment of amortization	3/31/2010	12/31/2009	01/01/2009	in Chile or abroad

184	A	-	US$	6.125%	4-15-2010	Semi-annual	Expiration date	5,589	2,577	2,577	Abroad
446	C	150,000	UF	4.00%	6-1-2010	Semi-annual	Semi-annual	7,333	6,537	5,353	In Chile
564	H	-	UF	4.9%	7-5-2010	Semi-annual	Semi-annual beginning 2019	1,821	3,891	-	In Chile
563	G	-	Ch$	7.00%	7-5-2010	Semi-annual	Expiration date	647	1,386	-	In Chile
563	I	-	UF	3.00%	10-1-2010	Semi-annual	Expiration date	-	461	-	In Chile
563	J	-	Ch$	5.50%	10-1-2010	Semi-annual	Expiration date	-	1.391	-	In Chile
Total								15,390	16,243	7,930

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 -  Financial Instruments, continued

c)	Classes of non-current loans that accrue interest

As of March 31, 2010,  December 31, 2009 and January 1, 2009, the detail of non-current bank loans that accrue interest is as follows:

Non-current bank loans that accrue interest

			3/31/2010 Years to maturity
Taxpayer No.	Financial institution	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 5 years ThUS$	Total ThUS$
Foreign	Banco Estado NY Branch	US$	-	-	140,000	140,000
Foreign	Caja de Ahorro y Monte de Piedad Madrid	US$	-	40,000	-	40,000
Foreign	BBVA Bancomer	US$	-	75,000	-	75,000
Foreign	ING Capital LLC	US$	80,000	-	-	80,000
Foreign	Banco Estado NY Branch	US$	-	-	-	-
Foreign	Banco Estado NY Branch	US$	-	-	-	-
	Total		80,000	115,000	140,000	335,000
	Principal owed	US$	335,000
	Annual average interest rate		2.35%

			31/12/2009 Years to maturity
Taxpayer No.	Financial institution	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 5 years ThUS$	Total ThUS$
Foreign	Banco Estado NY Branch	US$	-	-	140,000	140,000
Foreign	Caja de Ahorro y Monte de Piedad Madrid	US$	-	40,000	-	40,000
Foreign	BBVA Bancomer	US$	-	75,000	-	75,000
Foreign	ING Capital LLC	US$	80,000	-	-	80,000
Foreign	Banco Estado NY Branch	US$	20,000	-	-	20,000
Foreign	Banco Estado NY Branch	US$	10,000	-	-	10,000
	Total		110,000	115,000	140,000	365,000
	Principal owed	US$	365,000
	Annual average interest rate		2.74%

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

			1/1/2009 Years to maturity
Taxpayer No.	Financial institution	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 5 years ThUS$	Total ThUS$
Foreign	BBVA Banco Bilbao Vizcaya Argentaria	US$	100,000	-	-	100,000
Foreign	ING Capital LLC	US$ Dollar	-	80,000	-	80,000
Foreign	Export Development Canada	US$ Dollar	50,000	-	-	50,000
	Total		150,000	80,000	-	230,000
	Principal owed	US$ Dollar	230,000
	Annual average interest rate		2.88%

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 - Financial instruments, continued

d)	Non-current unguaranteed obligations that accrue interest

As of March 31, 2010, December 31, 2009 and January 1, 2009, the composition of non-current unguaranteed obligations that accrue interest is as follows:

						Periodicity		Par value MUS$
ID or registration No. of the instrument	Series	Placed face value	Adjustment unit of the bond	Interest rate	Final term	Payment of interest	Payment of amortization	3/31/2010	12/31/2009	01/01/2009	Placement in Chile or abroad

184	A	200,000,000	US$	6.125%	4-15-2016	Semi-annual	Expiration date	200,000	200,000	200,000	Abroad
446	C	2,400,000	UF	4.00%	12-1-2026	Semi-annual	Semi-annual	96,106	99,119	85,940	National
564	H	4,000,000	UF	4.9%	1-5-2030	Semi-annual	Semi-annual	160,177	165,197	-	National
563	G	21,000,000,000	Ch$	7.00%	1-5-2014	Semi-annual	Expiration date	40,047	41,412	-	National
563	I	1,500,000	UF	3.00%	4-1-2014	Semi-annual	Expiration date	60,066	61,949	-	National
563	J	52,000,000,000	Ch$	5.50%	4-1-2014	Semi-annual	Expiration date	99,164	102,544	-	National
Total								655,560	670,221	285,940

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 - Financial instruments, continued

e)	Additional Information

-	Bonds

As of March 31, 2010, December 31, 2009 and January 1, 2009, an amount of ThUS$15,390 and ThUS$16,243 and ThUS$7,930, respectively is presented at short-term related to principal, short-term portion plus interest accrued at that date. In the long-term, the Company presented an amount of ThUS$655,560 as of March 31, 2010, ThUS$670,221 as of December 31, 2009 and ThUS$285,940 as of January 1, 2009 related to principal installments of Series C bonds, unique Series bonds, Series G  bonds, Series H bonds, Series J bonds, and Series I bonds.

As of March 31, 2010, December 31, 2009 and January 1, 2009 the detail of each issuance is as follows:

Series “C” bonds

On January 25, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$100,991) at an annual rate of 4.00%

As of March 31, 2010, December 31, 2009 and January 1, 2009, the following cash payments have been made to the Series C bonds:

Payments made	3/31/2010		12/31/2009		01/01/2009
	UF	ThUS$	UF	ThUS$	UF	ThUS$
Principal payments	-	-	150,000.00	5,967	150,000.00	5,572
Payments of interest	-	-	105,456.30	4,191	111,397.50	4,145

Unique Series Bonds

On April 5, 2006, the Company placed Unique Series bonds for ThUS$200,000 at an annual rate of 6.125%  under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of March 31, 2010 and December 31, 2009, the following cash payments have been made with a charge to the Unique Series bonds line:

	3/31/2010 ThUS$	3/31/2009 ThUS$
Payments of interest	-	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 - Financial instruments, continued

Series “G” and “H” Bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with principal payment beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146) which was placed at a term of 5 years with single payment at the expiration of the term and annual interest rate of 7%.

As of March 31, 2010 and December 31, 2009, the following cash payments have been made with a charge to the Series G and H bonds line:

	3/31/2010 ThUS$	3/31/2009 ThUS$
Payment of interest on Series G bonds	1,424	-
Payment of interest on Series H bonds	3,996	-

Series “J” and “I” Bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,00,000 (ThUS$92,456) which was placed in a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the expiration of the term and annual interest rate of 3.00%.

As of March 31, 2010 and December 31, 2009 the following cash payments have been made with a charge to the Series J and I bonds line:

	3/31/2010 ThUS$	3/31/2009 ThUS$
Payment of interest on Series J bonds	2,681	-
Payment of interest on Series I bonds	891	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 - Financial instruments, continued

-	Drafts (Promissory notes)

On March 24, 2009, the Company placed promissory notes totaling ThCh$15,000,000 (ThUS$25,875) in the Chilean market. These notes are denominated series 2-A, line 46 and mature in 10 years. The maximum amount that can be issued is UF 1,500,000.

On December 15, 2009, the Company paid Series 2-A.

On April 2, 2009, the Company placed promissory notes totaling ThCh$15,000,000 (ThUS$25,770) in the Chilean market. These notes are denominated series 1-B, line 47 and mature in 10 years. The maximum amount that can be issued is UF 1,500,000.

Payments made	2010		2009
	ThCh$	ThUS$	ThCh$	ThUS$
Payment of Series 2-A principal	-	-	15,000,000	30,270
Payment of Series 1-B principal	15,000,000	29,040	-	-

9.5	Trade accounts payable and other accounts payable

Classes of accounts payable and other accounts payable	3/31/2010 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$

Current trade accounts payable and other accounts payable

Trade accounts payable	128,145	182,718	109,465
Lease payables	297	300	226
Other accounts payable	907	1,177	1,111
Total	129,349	184,195	110,802

Non-current trade accounts payable and other accounts payable

Trade accounts payable	118	-	-
Lease payables	105	187	398
Total	223	187	398

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 - Financial instruments, continued

9.6	Financial liabilities at fair value with changes in income

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail by type of instrument is as follows:

Financial liabilities at fair value with changes in income	3/31/2010	Effect on income as of 3/31/2010	12/31/2009	Effect on income as of 12/31/2009	01/01/2009
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Current
Derivative instruments (forwards)	2,283	(2,283)	3,993	(3,993)	5,029
Derivative instruments (options)	1,173	(1,173)	239	(239)	2,129
	3,456	(3,456)	4,232	(4,232)	7,158

Balances of the column effect on income consider the annual affects of agreements which were in force as of March 31, 2010.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 - Financial instruments, continued

9.7	Classes of financial assets and liabilities

Description of financial assets	3/31/2010 Amount ThUS$	12/31/2009 Amount ThUS$	01/01/2009 Amount ThUS$
Financial assets designated at fair value with changes in income	-	-	-
Financial assets held for negotiation	-	-	-
Investments held-to-maturity	88,370	75,650	21,821
Loans and accounts receivable	369,009	330,031	335,557
Financial assets available for sale	-	-	-
Total financial assets	457,379	405,681	357,378

Description of financial liabilities	3/31/2010 Amount ThUS$	12/31/2009 Amount ThUS$	01/01/2009 Amount ThUS$
Financial liabilities designated at fair value with changes in income	-	-	-
Total financial liabilities held for negotiation	-	-	-
Financial liabilities measured at amortized cost	1,261,442	1,490,967	787,065
Total financial liabilities	1,261,442	1,490,967	787,065

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 9 - Financial instruments, continued

9.8	Financial assets collateralized as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

On October 15, 2009, SQM Brazil delivered a guarantee directly to governmental entities related to legal processes being developed the note of which is issued by BBVA Bancomer S.A.

As of March 31, 2010 and December 31, 2009, collateralized assets are detailed as follows:

Restricted cash	3/31/2010 ThUS$	12/31/2009 ThUS$
Isapre Norte Grande	437	446
SQM Brazil	-	21
Total	437	467

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 10 -  Investments and Information to be Disclosed on Investments in Subsidiaries

10.1	Information to be disclosed on investments in subsidiaries

a)	Operations executed in 2010

On February 2, 2010, the subsidiary SQM Beijing Comercial”, was formed, to which Soquimich Comercial S.A. contributed capital of ThUS$100 obtaining 100% participation in the capital of that entity.

b)	Operations executed in 2009

On July 14, 2009, the subsidiary Comercial Agrorama Callegari Limitada was formed, to which Soquimich Comercial S.A. contributed capital of ThUS$1,021 obtaining 70% participation in the capital of that entity

On October 9, 2009, the subsidiary Soquimich European Holdings formed a joint venture with Coromandel Fertilizers Limited called Coromandel SQM; each party contributed capital of ThUS$2,200 for a 50% share

On March 18, 2009, a shareholder agreement was signed to form Sichuan SQM-Migao Chemical Fertilizer Co. Ltda. and the process for the registration and obtaining licenses ended on September 1, 2009.

SQM Industrial S.A. made its first capital contribution of ThUS$3,000 on November 6, 2009 from a total committed of ThUS$10,000 that each party will contribute. These additional contributions will be made during 2010.

On December 17, 2009, Soquimich European Holdings B.V. acquired 51% of SQM Agro India Private Ltda. for ThUS$50. With this acquisition, it now holds 100% of this entity.  The Company conducted the valuation considering the carrying value of equity of SQM Agro India Private Ltda., which does not significantly differ from its fair value determined at that date.

On December 29, 2009, a joint venture agreement was signed with the Roullier Group for the company SQM Dubai-Fzco., decreasing our share from 100% to 50%. On the same date, the company changed its name to SQM Vitas.

We recorded a gain from that transaction of ThUS$3,019, which is presented in Other non-operating income (loss).

The Parent Company controls all the subsidiaries in which it has more than 50% direct or indirect voting rights.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 10 - Investments and Information to be Disclosed on Investments in Subsidiaries, continued

Below, we detail the financial information as of March 31, 2010 of those companies on which the Group exerts significant influence.

3/31/2010
				Asset			Liability				Net
Subsidiary	Country of Incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary income ThUS$	income (loss) ThUS$

SQM Nitratos S.A.	Chile	US$	100	488,449	64,133	552,582	481,092	10,750	491,842	25,561	(2,074)
Proinsa Ltda.	Chile	US$	60.58	202	-	202	-	-	0	-	-
SQMC Internacional Ltda.	Chile	US$	60.6382	271	-	271	-	-	0	-	(1)
SQM Potasio S.A.	Chile	US$	99.9974	102,082	523,603	625,685	1	209,323	209,324	-	16,352
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US$	100	106,056	57,815	163,871	145,466	3,034	148,500	10,548	3,048
Isapre Norte Grande Ltda.	Chile	US$	100	506	507	1,013	523	118	641	926	9
Ajay SQM Chile S.A.	Chile	US$	51	13,317	3,483	16,800	7,282	660	7,942	11,768	99
Almacenes y Depósitos Ltda.	Chile	US$	100	370	45	415	-	-	0	-	(2)
SQM Salar S.A.	Chile	US$	100	423,502	555,275	978,777	335,098	87,725	422,823	145,396	29,373
Comercial Hydro S.A.	Chile	US$	60.6382	5,952	338	6,290	41	66	107	30	35
SQM Industrial S.A.	Chile	US$	100	903,901	550,138	1,454,039	746,269	36,533	782,802	141,341	39,907
Minera Nueva Victoria S.A.	Chile	US$	100	71,083	54,077	125,160	2,017	2,378	4,395	420	1,102
Exploraciones Mineras S.A.	Chile	US$	100	403	31,354	31,757	3,625	-	3,625	-	(51)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	US$	100	501	104	605	169	315	484	451	(12)
Soquimich Comercial S.A.	Chile	US$	60.6383	141,022	13,621	154,643	52,539	883	53,422	20,515	648
Agrorama Callegari Ltda.	Chile	US$	42.4468	2,486	1,244	3,730	2,198	119	2,317	1,066	(99)
SQM North America Corp.	United States	US$	100	114,536	15,552	130,088	99,924	3,644	103,568	54,410	3,467
RS Agro Chemical Trading A.V.V.	Aruba	US$	100	5,232	-	5,232	-	-	0	-	-
Nitratos Naturais do Chile Ltda.	Brazil	US$	100	1	276	277	4,847	-	4,847	-	32

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 10 - Investments and Information to be Disclosed on Investments in Subsidiaries, continued

3/31/2010
				Asset			Liability				Net
Subsidiary	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary income ThUS$	income (loss) ThUS$

Nitrate Corporation of Chile Ltd.	England	US$	100	5,076	-	5,076	-	-	0	-	-
SQM Corporation N.V.	Netherlands Antilles	US$	100	669	53,178	53,847	3,709	-	3,709	-	13,769
SQM Peru S.A.	Peru	US$	100	25,897	145	26,042	26,480	-	26,480	5,885	182
SQM Ecuador S.A.	Ecuador	US$	100	5,457	77	5,534	5,197	-	5,197	3,588	25
SQM Brasil Ltda.	Brazil	US$	100	225	54	279	1,089	-	1,089	198	17
SQI Corporation NV.	Netherlands Antilles	US$	100	-	10	10	31	-	31	-	3
SQM Japan Co. Ltd.	Japan	US$	100	1,072	504	1,576	106	325	431	315	(11)
SQMC Holding Corporation L.L.P.	United States	US$	100	1,339	7,298	8,637	467	-	467	-	(680)
SQM Europe N.V.	Belgium	US$	100	318,286	562	318,848	300,612	-	300,612	182,985	8,391
SQM Italia SRL	Italy	US$	100	1,389	-	1,389	18	-	18	-	-
SQM Indonesia S.A.	Indonesia	US$	80	5	-	5	1	-	1	-	-
North American Trading Company	United States	US$	100	162	145	307	39	-	39	-	-
SQM Virginia LLC	United States	US$	100	14,834	14,379	29,213	14,834	-	14,834	-	(1)
SQM Comercial de México S.A. de C.V.	Mexico	US$	100	61,241	1,495	62,736	64,058	-	64,058	38,004	(1,941)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 10 - Investments and Information to be Disclosed on Investments in Subsidiaries, continued

3/31/2010
				Asset			Liability				Net
Subsidiary	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- Current ThUS$	Total ThUS$	Ordinary income ThUS$	income (loss) ThUS$

SQM investment Corporation N.V.	Netherlands Antilles	US$	100	133,260	778	134,038	110,118	651	110,769	2,987	2,462
Royal Seed Trading Corporation A.V.V.	Aruba	US$	100	148,831	654	149,485	230	155,000	155,230	-	(6,744)
SQM Lithium Specialties LLP	United Stares	US$	100	15,786	3	15,789	1,265	-	1,265	-	(1)
Soquimich SRL Argentina	Argentina	US$	100	548	-	548	116	-	116	-	(14)
Comercial Cayman International S.A.	Panama	US$	100	709	-	709	1,360	-	1,360	-	(83)
SQM France S.A.	France	US$	100	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	100	156	-	156	895	222	1,117	662	(133)
SQM Nitratos México S.A. de C.V.	Mexico	US$	51	21	1	22	11	-	11	31	4
Soquimich European Holding B.V.	Netherlands Antilles	US$	100	92,941	72,803	165,744	119,105	-	119,105	-	13,302
Fertilizantes Naturales S.A.	Spain	US$	66.67	19,003	-	19,003	18,118	-	18,118	14,968	304
Iodine Minera B.V.	Netherlands Antilles	US$	100	8,765	-	8,765	4	-	4	367	(185)
SQM Africa Pty Ltd.	South Africa	US$	100	64,418	185	64,603	61,234	-	61,234	22,123	1,761
SQM Venezuela S.A.	Venezuela	US$	100	91	-	91	399	-	399	-	-
SQM Oceania Pty Ltd.	Australia	US$	100	1,819	-	1,819	1,158	-	1,158	438	(126)
SQM Agro India Pvt. Ltd.	India	US$	100	291	4	295	213	-	213	-	(16)
SQM Beijing Comercial	China	US$	100	90	-	90	13	-	13	126	(23)
Total				3,302,598	2,023,846	5,326,444	2,612,085	511,746	3,123,831	685,109	122,095

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 10 - Investments and Information to be Disclosed on Investments in Subsidiaries, continued
Below, we detail the financial information as of December 31, 2009 of those companies on which the Group exerts significant influence.

12/31/2009
				Asset			Liability				Net
Subsidiary	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary Income ThUS$	income (loss) ThUS$

SQM Nitratos S.A.	Chile	US$	100.00	455,452	66,481	521,933	447,246	11,889	459,135	167,562	45,824
Proinsa Ltda.	Chile	US$	60.58	209	1	210	-	-	-	-	4
SQMC Internacional Ltda.	Chile	US$	60.6382	281	-	281	-	-	-	-	5
SQM Potasio S.A.	Chile	US$	99.9974	100,238	506,474	606,712	1	198,902	198,903	-	100,293
Serv. Integrales de Tránsito y Transf. S.A.	Chile	US$	100.00	93,505	56,361	149,866	135,104	2,156	137,260	28,066	351
Isapre Norte Grande Ltda.	Chile	US$	100.00	439	521	960	466	106	572	3,780	17
Ajay SQM Chile S.A.	Chile	US$	51.00	12,816	3,829	16,645	6,221	1,662	7,883	35,752	722
Almacenes y Depósitos Ltda.	Chile	US$	100.00	383	46	429	1	-	1	-	7
SQM Salar S.A.	Chile	US$	100.00	388,416	526,431	914,847	301,143	77,496	378,639	477,878	160,158
Comercial Hydro S.A.	Chile	US$	60.6382	6,105	361	6,466	44	66	110	69	279
SQM Industrial S.A.	Chile	US$	100.00	848,339	574,126	1,422,465	728,276	37,142	765,418	629,444	18,825
Minera Nueva Victoria S.A.	Chile	US$	100.00	68,861	55,213	124,074	1,928	2,489	4,417	1,895	3,809
Exploraciones Mineras S.A.	Chile	US$	100.00	403	31,344	31,747	3,565	-	3,565	-	(183)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	US$	100.00	549	110	659	216	335	551	1,658	(44)
Soquimich Comercial S.A.	Chile	US$	60.6383	144,525	16,241	160,766	54,876	1,417	56,293	188,072	2,998
Agrorama Callegari Ltda.	Chile	US$	42.4468	2,130	173	2,303	740	-	740	1,211	(7)
SQM North America Corp.	United States	US$	100.00	137,329	15,540	152,869	126,097	3,644	129,741	191,520	(761)
RS Agro Chemical Trading A.V.V.	Aruba	US$	100.00	5,232	-	5,232	-	-	-	-	(4)
Nitratos Naturais do Chile Ltda.	Brazil	US$	100.00	6	287	293	4,896	-	4,896	-	(572)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 10 - Investments and Information to be Disclosed on Investments in Subsidiaries, continued

12/31/2009
				Asset			Liability				Net
Subsidiary	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- Current ThUS$	Total ThUS$	Ordinary Income ThUS$	income (loss) ThUS$

Nitrate Corporation of Chile Ltd.	England	US$	100.00	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Netherlands Antilles	US$	100.00	669	37,138	37,807	3,688	-	3,688	-	954
SQM Peru S.A.	Peru	US$	100.00	29,200	144	29,344	29,965	-	29,965	17,791	(2,583)
SQM Ecuador S.A.	Ecuador	US$	100.00	6,218	81	6,299	5,992	-	5,992	12,960	(183)
SQM Brasil Ltda.	Brazil	US$	100.00	245	77	322	1,149	-	1,149	844	(131)
SQI Corporation NV.	Netherlands Antilles	US$	100.00	-	7	7	31	-	31	-	(2)
SQM Japan Co. Ltd.	Japan	US$	100.00	1,075	509	1,584	103	326	429	1,395	10
SQMC Holding Corporation L.L.P.	United States	US$	100.00	1,443	7,678	9,121	358	-	358	-	1,632
SQM Europe N.V.	Belgium	US$	100.00	274,514	502	275,016	265,171	-	265,171	510,837	6,755
SQM Italia SRL	Italy	US$	100.00	1,485	-	1,485	19	-	19	-	0
SQM Indonesia S.A.	Indonesia	US$	80.00	5	-	5	1	-	1	-	181
North American Trading Company	United States	US$	100.00	162	145	307	39	-	39	-	(1)
SQM Virginia LLC	United States	US$	100.00	14,834	14,380	29,214	14,834	-	14,834	-	(99)
SQM Comercial de México S.A. de C.V.	Mexico	US$	100.00	60,370	2,128	62,498	61,880	-	61,880	129,083	(10,090)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 10 - Investments and Information to be Disclosed on Investments in Subsidiaries, continued

12/31/2009
				Asset			Liability			Ordinary	Net
Subsidiary	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- Current ThUS$	Total ThUS$	Income ThUS$ Total	income (loss) ThUS$

SQM investment Corporation N.V.	Netherlands Antilles	US$	100.00	136,110	797	136,907	115,554	568	116,122	14,746	(21,889)
Royal Seed Trading Corporation A.V.V.	Aruba	US$	100.00	255,328	793	256,121	100,123	155,000	255,123	-	1,777
SQM Lithium Specialties LLP	United States	US$	100.00	15,787	3	15,790	1,264	-	1,264	-	(100)
Soquimich SRL Argentina	Argentina	US$	100.00	564	-	564	118	-	118	-	(14)
Comercial Cayman International S.A.	Panama	US$	100.00	1,345	-	1,345	1,912	-	1,912	1,092	220
SQM France S.A.	France	US$	100.00	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	100.00	20	-	20	664	185	849	2,830	(55)
SQM Nitratos México S.A. de C.V.	Mexico	US$	51.00	19	1	20	13	-	13	110	(14)
SQM Dubai Fzco.	United Arab Emirates	US$	-	-	-	-	-	-	-	5,198	-
Soquimich European Holding B.V.	Netherlands Antilles	US$	100.00	97,854	58,418	156,272	125,168	38	125,206	-	568
Fertilizantes Naturales S.A.	Spain	US$	66.67	16,872	3	16,875	16,293	-	16,293	52,872	(689)
Iodine Minera B.V.	Netherlands Antilles	US$	100.00	8,959	0	8,959	14	-	14	1,330	1,864
SQM Africa Pty Ltd.	South Africa	US$	100.00	61,289	153	61,442	59,834	-	59,834	75,438	(1,181)
SQM Venezuela S.A.	Venezuela	US$	100.00	91	-	91	399	-	399	-	-
SQM Oceania Pty Ltd.	Australia	US$	100.00	2,509	-	2,509	1,934	-	1,934	1,679	429
SQM Agro India Pvt. Ltd.	India	US$	100.00	242	3	245	284	-	284	-	(213)
Total				3,257,848	1,976,505	5,234,353	2,617,738	493,421	3,111,159	2,555,112	308,867

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 11 -  Investment in Associated Companies accounted for using the equity method

Investment in Associated Companies accounted for using the equity method

As of March 31, 2010, December 31, 2009 and as of January 1, 2009, in accordance with criteria established in Note 2.5 and Note 2.14, investment in associated companies accounted for using the equity method and investments in business combinations are as follows:

	Note Nº	3/31/2010 ThUS$	12/31/2009 ThUS$	01 /01/2009 ThUS$

Investments in associated companies	11.1 to 11.4	37,728	35,163	36,934
Business combination	12.0 to 12.4	21,034	20,022	-

Total		58,762	55,185	36,934

11.1	Assets, liabilities, ordinary income and expenses of associated companies

	3/31/2010 ThUS$
	Asset		Liability
Associated company	Current	Non-Current	Current	Non- Current	Ordinary income	Ordinary expenses	Net Income (loss)
Sales de Magnesio Ltda.	2,349	506	923	-	1,073	(775)	298
Abu Dhabi Fertilizer Industries WWL	17,498	2,970	7,391	-	9,497	(8,591)	906
Ajay North America	15,518	7,092	7,716	-	12,737	(12,463)	274
Doktor Tarsa Tarim Sanayi AS	38,519	5,790	26,786	-	13,854	(12,002)	1,852
Nutrisi Holding N.V.	(99)	15,925	1,283	-	2,479	(62)	2,417
Ajay Europe SARL	21,171	2,952	11,451	-	13,247	(12,765)	482
Mirs Specialty Fertilizers	2,931	3,724	2,821	274	827	(1,005)	(178)
SQM Eastmed Turkey	715	595	933	228	-	-	-
SQM Thailand Co. Ltd.	5,928	539	2,682	-	286	(227)	59
Total	104,530	40,093	61,986	502	54,000	(47,890)	6,110

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 11 Investment in Associated Companies, continued

11.1	Assets, liabilities, ordinary income and expenses of associated companies,
continued

	12/31/2009 ThUS$
	Asset		Liability
Associated company	Current	Non- current	Current	Non- current	Ordinary income	Ordinary expenses	Net Income (loss)
Sales de Magnesio Ltda.	1,850	2	1,195	-	2,362	(2,008)	354
Abu Dhabi Fertilizer Industries WWL	14,559	2,746	5,163	-	26,173	(24,626)	1,547
Ajay North America	12,471	7,046	3,848	-	28,594	(24,497)	4,097
Doktor Tarsa Tarim Sanayi AS	36,022	6,032	22,545	2,525	58,850	(55,172)	3,678
Nutrisi Holding N.V.	(552)	14,913	1,494	-	-	(2,120)	(2,120)
Ajay Europe SARL	12,830	2,325	4,181	-	20,788	(19,339)	1,449
Mirs Specialty Fertilizers	2,708	3,858	2,542	275	5,400	(4,518)	882
SQM Eastmed Turkey	764	636	998	-	793	(804)	(11)
SQM Thailand Co. Ltd.	6,119	574	2,999	-	9,691	(9,261)	430
Total	86,771	38,132	44,965	2,800	152,651	(142,345)	12,306

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 11 - Investment in Associated Companies, continued

11.2	Detail of investments in associated companies

  The Company’s ownership in its associated companies is detailed as follows:

Taxpayer No.	Associated company	Investment 3/31/2010 ThUS$	Investment 12/31/2009 ThUS$	Investment 01/01/2009 ThUS$	Country of incorporation	Functional currency	Ownership %	Main activities of the associated

77.557.430-5	Sales de Magnesio Ltda.	713	328	473	Chile	Chilean $	50%	Commercialization of magnesium salts.
Foreign	Abu Dhabi Fertilizer Industries Co. W.W.L.	6,538	6,072	5,278	Arabia	US Dollar	50%	Distribution and commercialization of specialty plant nutrients in the Middle East.
Foreign	Ajay North America L.L.C	6,155	6,653	4,892	United States	US Dollar	49%	Production and commercialization of iodine derivatives.
Foreign	Doktor Tarsa Tarim Sanayi AS	8,762	8,492	11,212	Turkey	Euro	50%	Distribution and commercialization of specialty plant nutrients
Foreign	Nutrisi Holding N.V.	6,976	6,239	6,823	Belgium	Euro	50%	Holding company
Foreign	Ajay Europe SARL	5,191	3,920	4,282	France	Euro	50%	Production and distribution of iodine and iodine derivatives
Foreign	Mirs Specialty Fertilizers S.A.E.	1,691	1,780	2,247	Egypt	US Dollar	47.4857%	Production and commercialization of specialty liquids for Egypt.
Foreign	SQM Agro India PVT Ltda.	-	-	94	India	US Dollar	49%	Agent and distributor of specialty plant nutrients.
Foreign	SQM Eastmed Turkey	188	201	219	Turkey	Euro	50%	Production and commercialization of specialty products.
Foreign	SQM Thailand Co. Ltd.	1,514	1,478	1,414	Thailand	US Dollar	40%	Distribution and commercialization of specialty plant nutrients.
	Total	37,728	35,163	36,934

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 11 - Investment in Associated Companies, continued

11.3	Movements in investments in associated companies

	3/31/2010 ThUS$	12/31/2009 ThUS$

Investments in associated companies accounted for using the equity method, initial balance	35.163	36.934

Changes in investments in associated entities:
Additions		(94)
Participation in ordinary income (loss)	3.251	4.438
Dividends received		(838)
Other increases (decreases)	(686)	(656)
Total changes in investments in associated entities		(4.715)

Investments in associated companies accounted for using the equity method, ending balance	37.728	35.163

The Company has no participation in unrecognized losses in investments in associated companies.

The Company has no associated companies not recognized using the equity method,

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 11 -  Investment in Associated Companies, continued

11.4 Reconciliation of income from associated entities

Item	3/31/2010 ThUS$	12/31/2009 ThUS$

Participation in ordinary income (loss) in associated companies	3,251	4,438

Effect of differences in depreciation and amortization on adjustments at fair value	-	-
Effect of amortization or impairment in the value of goodwill acquired	-	-

Total adjustments to reconcile the income (loss) reported by associated companies to the amount reported by the Group total	-	-

Participation in ordinary income (loss) in associated companies presented by the Group	3,251	4,438

Note 12- Policy and Information to be Disclosed on Participations in Joint Ventures

12.1	Policy for the recognition of joint ventures in financial statements separate from a controlling entity

The method for the recognition of joint ventures in which participation initially is recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor.  Net income for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole.

12.2	Information to be disclosed on participation in joint ventures

a)	Operations conducted in 2010

On March 4, 2010, SQM Industrial signed an agreement with Qingdao Star Plant Proteccion Technology Co., Ltd., through which the companies formed a joint venture SQM Qingdao-Star Co, Ltd. Each party contributed capital amounting of ThUS$2,000 for share of 50%.

b)	Operations conducted in 2009

On October 9, 2009, the subsidiary Soquimich European Holdings formed a joint venture with Coromandel Fertilizers Limited called Coromandel SQM; each party contributed capital of ThUS$2,200 for share of 50%.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 12 - Policy and Information to be Disclosed on Participations in Joint Ventures, continued

On March 18, 2009, a shareholder agreement was signed to form Sichuan SQM-Migao Chemical Fertilizer Co. Ltda. and the process for the registration and obtaining licenses ended on September 1, 2009.

SQM Industrial S.A. made its first capital contribution of ThUS$3,000 on November 6, 2009 from a total committed of ThUS$10,000 that each party will contribute. These additional contributions will be made during 2010.

On December 29, 2009, a joint venture agreement was signed with the Roullier Group for the company SQM Dubai-Fzco., decreasing our share from 100% to 50%. On the same date, the company changed its name to SQM Vitas.

We recorded a gain from that transaction of ThUS$3,019, which is presented in Other non-operating income.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 12 - Policy and Information to be disclosed on Participations in Joint Ventures, continued

12.3	Detail of assets, liabilities and income or loss on investments in significant joint ventures by company as of March 31, 2010 and December 31, 2009, respectively:

			3/31/2010 ThUS$
			Addition of assets		Addition of liabilities
Name of significant joint venture	Country of Incorporation	Ownership percentage	Current	Non- current	Current	Non Current	Ordinary income	Ordinary expenses	Net Income (loss)
Coromandel SQM	India	50%	683	268	109	-	-	(26)	(26)
SQM Migao Chemical Fertilizers Co Ltda.	China	50%	6,113	2,639	295	-	7	(18)	(11)
SQM Vitas	United Arab Emirates	50%	25,883	5,540	(1,869)	-	3,155	(2,869)	286
SQM Quindao-Star Co. Ltda.	China	50%	995	5	17	-	-	(17)	(17)
Total			33,674	8,452	(1,448)	-	3,162	(2,930)	232

			12/31/2009 ThUS$
			Addition of assets		Addition of liabilities
Name of significant joint venture	Country of Incorporation	Ownership percentage	Current	Non- current	Current	Non Current	Ordinary income	Ordinary expenses	Net Income (loss)
Coromandel SQM	India	50%	-	1,060	-	-	-	-	-
SQM Migao Chemical Fertilizers Co Ltda.	China	50%	6,414	2,146	92	-	-	(33)	(33)
SQM Vitas	United Arab Emirates	50%	25,913	5,543	(1,551)	-	1,893	(1,821)	72
Total			32,327	8,749	(1,459)	-	1,893	(1,854)	39

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

12.4	Detail of Gain (Loss) Net of Investments in Significant Joint Ventures by Company:

Taxpayer No.	Associated company name	Investment 3/31/2010 ThUS$	Investment 12/31/2009 ThUS$	Investment 01/01/2009 ThUS$	Country of incorporation	Functional currency	Ownership %	Main activities of the associated

Foreign	Coromandel SQM	421	530	-	India	US$	50%	Production and distribution of potassium nitrate.
Foreign	SQM Migao Chemical Fertilizer	2,985	2,988	-	China	US$	50%	Production and distribution of soluble fertilizers.
Foreign	SQM Vitas	16,645	16,504	-	United Arab Emirates	United Arab Emirates Dirham	50%	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.
Foreign	SQM Quindao-Star Co. Ltda.	983	-	-	China	US$	50%	Production and distribution of nutrient plant solutions with specialties NPK soluble.
	Total	21,034	20,022	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 13 - Intangible assets and Goodwill

13.1 Balances

	3/31/2010	12/31/2009	01/01/2009
Balances	ThUS$	ThUS$	ThUS$

Intangible assets	3,103	2,836	3,525
Goodwill	38,388	38,388	38,388

Total	41,491	41,224	41,913

13.2	Information to be disclosed on intangible assets

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way and IT programs.

Balances and movements in the main classes of intangible assets as of March 31, 2010, December 31, 2009 and January 1, 2009 are detailed as follows:

		3/31/2010
Description of classes of intangible assets	Useful life	Gross amount ThUS$	Accumulated amortization ThUS$	Net Amount ThUS$

Goodwill	Indefinite	39,961	(1,573)	38,388
Water rights	Indefinite	3,627	(2,079)	1,548
Rights of way	Indefinite	548	(152)	396
Industrial patents	Finite	1,197	(645)	552
Trademarks	Finite	3,984	(3,886)	98
IT programs	Finite	1,071	(562)	509

Total		50,388	(8,897)	41,491

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 13 - Intangible assets and Goodwill, continue

13.2 Information to be disclosed on intangible assets, continue

		12/31/2009
Description of classes of intangible assets	Useful life	Gross amount ThUS$	Accumulated amortization ThUS$	Net amount ThUS$

Goodwill	Indefinite	39,961	(1,573)	38,388
Water rights	Indefinite	3,539	(1,990)	1,549
Rights of way	Indefinite	547	(152)	395
Industrial patents	Finite	1,204	(634)	570
Trademarks	Finite	3,989	(3,989)	-
IT programs	Finite	825	(503)	322

Total		50,065	(8,841)	41,224

		01/01/2009
Description of classes of intangible assets	Useful life	Gross amount ThUS$	Accumulated amortization ThUS$ MUS$	Net amount ThUS$

Goodwill	Indefinite	39,961	(1,573)	38,388
Water rights	Indefinite	3,488	(1,591)	1,897
Rights of way	Indefinite	547	(138)	409
Industrial patents	Finite	1,204	(554)	650
Trademarks	Finite	3,989	(3,830)	159
IT programs	Finite	701	(291)	410

Total		49,890	(7,977)	41,913

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 13 - Intangible assets and Goodwill, continue

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life, measures the lifetime or the number of productive units or other similar which constitute its useful life.

The estimated useful life for software is 3 years for other finite useful life assets, the period in which they are amortized relate to periods defined by contracts or rights which generate them.

Indefinite useful life intangible assets mainly relate to water rights and rights of way, which were obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life.

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Water rights	Indefinite	Indefinite
Rights of way	1 year	20 years
Industrial patents	1 year	16 years
Trademarks	1 year	5 years
IT programs	2 years	3 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 13 - Intangible assets and Goodwill, continue

e)	Movements in identifiable intangible assets as of March 31, 2010

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable Intangible assets, net ThUS$

Opening balance	38,388	1,549	395	570	-	322	41,224

Additions	-	37	-	-	99	246	382
Amortization	-	(38)	-	(18)	-	(59)	(115)

Ending balance	38,388	1,548	395	552	99	509	41,491

f)	Movements in identifiable intangible assets as of December 31, 2009

Movements in identifiable intangible assets	Net goodwill ThUS$	Water rights, net ThUS$	Rights of way, net ThUS$	Industrial patents, net ThUS$	Trademarks, net ThUS$	Computer software, net ThUS$	Identifiable Intangible assets, net ThUS$

Opening balance	38,388	1,897	409	650	159	410	41,913

Additions	-	51	-	-	-	124	175
Amortization	-	(399)	(14)	(80)	(159)	(212)	(864)

Ending balance	38,388	1,549	395	570	-	322	41,224

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 14 - Property, Plant and Equipment

As of December 31, 2009, December 31, 2009 and January 1, 2009, the detail of property, plant and equipment is as follows:

14.1	Classes of property, plant and equipment

Description of classes of property, plant and equipment	3/31/2010 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$

Property, plant and equipment, net

Construction-in-progress	415,014	379,416	234,757
Land	108,401	108,356	106,800
Buildings	83,769	86,252	66,813
Plant and equipment	433,760	453,859	461,277
IT equipment	3,526	3,853	3,526
Fixed facilities and accessories	187,087	193,893	152,176
Motor vehicles	52,746	55,341	41,309
Other property, plant and equipment	18,832	19,576	9,873
Total	1,303,135	1,300,546	1,076,531
Property, plant and equipment, gross

Construction-in-progress	415,014	379,416	234,757
Land	108,401	108,356	106,800
Buildings	212,790	212,751	184,061
Plant and equipment	1,091,218	1,090,769	1,012,711
IT equipment	21,595	21,573	19,540
Fixed facilities and accessories	368,477	368,419	304,360
Motor vehicles	154,879	154,887	130,154
Other property, plant and equipment	38,052	37,962	32,410
Total	2,410,426	2,374,133	2,024,793

Accumulated depreciation and value impairment of property, plant and equipment
Accumulated depreciation and value impairment of buildings	129,021	126,499	117,248
Accumulated depreciation and value impairment of plant and equipment	657,458	636,910	551,434
Accumulated depreciation and value impairment of IT equipment	18,069	17,720	16,014
Accumulated depreciation and value impairment of fixed facilities and accessories	181,390	174,526	152,184
Accumulated depreciation and value impairment of motor vehicles	102,133	99,546	88,845
Accumulated depreciation and value impairment of other	19,220	18,386	22,537
Total	1,107,291	1,073,587	948,262

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 14 - Property, Plant and Equipment, continued

14.2	Reconciliation of changes in property, plant and equipment by class as of March 31, 2010:

Reconciliation entries of changes in property, plant and equipment by class as of March 31, 2010	Construction in-progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Motor vehicles, net	Improvement of lease fixed assets, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	379,416	108,356	86,252	453,859	3,853	193,893	55,341	-	19,576	1,300,546

Changes
Additions	75,031	-	-	62	22	-	-	-	6	75,121
Divestitures	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(2,521)	(20,445)	(349)	(6,829)	(2,577)	-	(823)	(33,544)
Increase (Decrease) in foreign currency exchange	-	-	-	7	-	23	(5)	-	3	28
Other increases (Decreases)	(39,433)	45	38	277	-	-	(13)	-	70	(39,016)

Total Changes	35,598	45	(2,483)	(20,099)	(327)	(6,806)	(2,595)	-	(744)	2,589

Ending balance	415,014	108,401	83,769	433,760	3,526	187,087	52,746	-	18,832	1,303,135

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 14 - Property, Plant and Equipment, continued

14.2	Reconciliation of changes in property, plant and equipment by class as of December 31, 2009, continued:

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2009	Construction in-progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Motor vehicles, net	Improvement of lease fixed assets, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	234,757	106,800	66,813	461,277	3,526	152,176	41,309	-	9,873	1,076,531

Changes
Additions	394,180	1,560	-	306	148	9	233	-	128	396,564
Divestitures	(4,405)	-	(324)	(1,172)	(9)	(108)	(6)	-	(134)	(6,158)
Depreciation expense	-	-	(8,459)	(90,446)	(1,585)	(22,426)	(10,480)	-	(3,014)	(136,410)
Increase (Decrease) in foreign currency exchange	-	-	3	54	-	-	1	-	3	61
Other increases (Decreases)	(245,116)	(4)	28,219	83,840	1,773	64,242	24,284	-	12,720	(30,042)

Total changes	144,659	1,556	19,439	(7,418)	327	41,717	14,032	-	9,703	224,015

Ending balance	379,416	108,356	86,252	453,859	3,853	193,893	55,341	-	19,576	1,300,546

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 14 - Property, Plant and Equipment, continued

14.3	Detail of property, plant and equipment collateralized as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.3	Additional Information

1)	Assets recognized at fair value

As part of the process for the first-time adoption of IFRS, the Company opted to measure certain assets at fair value as attributed cost at the transition date of January 1, 2009.  These amounts were determined by an external specialist. The revaluation of assets implied an adjustment against retained earnings as of January 1, 2009 of ThUS$52,755. The adjusted balance of property, plant and equipment assets is detailed as follows:

	3/31/2010 ThUS$	12/31/209 ThUS$	01/01/2009 ThUS$

Land	1,332	1,332	1,332
Buildings, net	2,210	2,241	2,426
Plant and equipment, net	38,746	42,335	53,576
IT equipment, net	1	1	1
Fixed facilities and accessories, net	1,799	1,840	2,031
Other property, plant and equipment, gross	882	918	1,091
Total	44,970	48,667	60,457

2)	Lease fixed assets

Investment properties include lease assets.  The detail is as follows:

	3/31/2010	12/31/2009	01/01/2009
Description of assets	ThUS$	ThUS$	ThUS$

2 floors of the Las Americas Building, net	1,397	1,405	1,436
Total (net)	1397	1,405	1,436

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 14 - Property, Plant and Equipment, continued

3)	Interest capitalized in construction-in-progress

The amount capitalized for this concept amounted to ThUS$ 5,756 as of March 31, 2010 (ThUS$3,132 as of March 31, 2009) and ThUS$ 19,231 as of December 31, 2009

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note  15 -  Leases

15.1	Information to be disclosed on financial lease, lessee

The asset acquired under the financial lease agreement method relates to a contract which SQM S.A. has with Inversiones La Esperanza S.A. which began in June 1992 and ends on June 31, 2011. The agreement entered indicates 230 installments with a sum of UF 663.75 each with an annual interest rate of 8.5%.

The Company maintains financial lease arrangements as lessee for which there are no contingent installments or restrictions which should be reported.

The net amount as of December 31, 2009 and January 1, 2009 is ThUS$1,405 and ThUS$1,436, respectively,
The net amount in book value as of March 31, 2010 amounted to ThUS$1,397 and as of December 31, 2009 and January 1, 2009 amounted to ThUS$ 1,405 and ThUS$ 1,436, respectively.

15.2	Investment properties under financial lease:

Description of total investment properties under financial lease,	3/31/2010	12/31/2009	01/01/2009
net:	ThUS$	ThUS$	ThUS$

Financial lease, Las Americas Building	1,397	1,405	1,436

Total	1,397	1,405	1,436

15.3	Reconciliation of minimum payments of the financial lease, lessee:

The reconciliation between the total gross investment and the present value is as follows:

Minimum payments	3/31/2010 ThUS$			12/31/2009 ThUS$			01/01/2009 ThUS$
to be made	Gross investment	Deferred interest	Present value	Gross investment	Deferred interest	Present value	Gross investment	Deferred interest	Present value
Not exceeding one year	319	(22)	297	329	(29)	300	268	(43)	225
Between 1 and 5 years	106	(2)	104	192	(5)	187	425	(28)	397
Total	425	(24)	401	521	(34)	487	693	(71)	622

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 16 Accrued Liabilities and Employee Benefits

16.1	Accrued liabilities

	3/31/2010	12/31/2009	01/01/2009
Classes of benefits and expenses by employee	ThUS$	ThUS$	ThUS$

Current
Profit sharing and bonuses	12,938	16,375	22,112
Total	12,938	16,375	22,112

Current
Profit sharing and bonuses	20,982	20,082	12,000
Severance indemnities	25,296	28,682	20,186
Pension Plan	1,709	1,709	2,873

Total	47,987	50,473	35,059

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 16 Accrued Liabilities and Employee Benefits, continued

16.2	Defined benefit plan policy

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services.  These will be paid in a term which does not exceed twelve months.

Staff severance indemnities

The Company only provides compensation and benefits to active employees.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on net income at the end of each period applying a factor obtained subsequent to the employee appraisal process.

The bonus provided to the Company’s directors is calculated based on net income at each year-end and will consider the application of a percentage factor.

The benefit relates to vacations (short-term benefits to employees), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 16 Accrued Liabilities and Employee Benefits, continued

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 14, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code.  Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

All benefits provided by the company are current. Certain benefits such as vacation and severance indemnities are long-term benefits which are accumulative. These relate to services provided in which there are future disbursements which will be subsequent to twelve months

16.3	Other Long-term Benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

Staff severance indemnities at actuarial value	3/31/2009 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$
Staff severance indemnities, Chile	24,751	28,170	19,478
Other obligations in companies elsewhere	545	512	708
Total other non-current liabilities	25,296	28,682	20,186

SQM North America’s pensions plan	1,709	1,709	2,873
Total post employment obligations	1,709	1,709	2,873

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

The methodology followed to determine the accrual for all the employees adhered to agreements considers turnover and salary increase rates according to the valuation method referred to as Accumulated Benefit Valuation or Accrued Cost of the Benefit Method. This methodology is established in IAS 19.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 16 Accrued Liabilities and Employee Benefits, continued

About the characteristics of the indemnity fund

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 6%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death.  In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3,500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2004 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 Retirement Benefit Costs.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 16 Accrued Liabilities and Employee Benefits, continued

16.4	Employee Post Retirement Obligations

Our subsidiary, SQM North America has established with its employees certain pension plans for retired employees, which are calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using an interest rate of 6.5%. The net balance of this liability is presented under Other Accrued Liabilities.

The table below establishes the status of the plan financing and the amounts recognized in the consolidated balance sheet:

	2010	2009
	ThUS$	ThUS$
Variation in the benefit liability:
Benefit liability at the beginning of year	6,631	6,631
Cost of service	1	1
Interest cost	423	423
Actuarial loss	33	33
Benefits paid	(297)	(297)
Benefit liability at year-end	6,791	6,791

Change in the plan’s assets:
Fair value of the plan’s assets at beginning of year	3,758	3,758
Contributions by the employer	448	448
Actual return (loss) on plan assets	1,173	1,173
Benefits paid	(297)	(297)
Fair value of the plan assets’ at year-end	5,082	5,082

Status of financing	(1,709)	(1,709)
Items not yet recognized as net regular provisional cost elements:
Net actuarial loss at the beginning of year	(4,186)	(4,186)
Amortization during the period	198	198
Net gain or loss during the period	857	857
Adjustment made to recognize the minimum pension-related liability	(3,131)	(3,131)
Accrued pension-related (liability) / prepaid pension-related cost	(1,709)	(1,709)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 16 Accrued Liabilities and Employee Benefits, continued

16.5	Employee Post Retirement Obligations, continued

As of March 31, 2010, the net regular pension-related expense was composed of the following elements:

2010
ThUS$

Costs or benefits of services earned during the period	1
Cost of interest in benefit liability	423
Actual return in plan’s assets	(1,173)
Amortization of loss from prior periods	198
Net gain for the period	889
Net regular pension-related expense	338

As of March 31, 2010, distributions of the plan assets by category are detailed as follows:

2010

Growth amounts	59%
International amounts	25%
Growth and income amounts	-
Taxable bonus	14%
Treasury amounts	0%
Money market funds	2%
100%

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 17 - Information to be disclosed on net shareholders’ equity

The detail and movements in the funds of net shareholders’ equity accounts are shown in the Consolidated statement of changes in net shareholders’ equity.

17.1	Information to be disclosed on issued share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of a Series "A" with142,819,552 shares and Series “B” shares with 120,376,972 shares, where both series are preferred shares.

17.2	Information to be disclosed on capital in preferred shares

The preferential voting rights of each series are as follows:

Series “A”:
If the election of the President of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders

Series “B”:
1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of March 31, 2010, December 31, 2009 and January 1, 2009, the Group does not maintain any dominant company's shares either directly or through investees.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 17 - Information to be disclosed on net shareholders’ equity, continued

Detail of classes of capital in preferred shares:

Class of capital in preferred shares	3/31/2010		12/31/2009		01/01/2009
Description of class of capital in preferred shares	A Series	B Series	A Series	B Series	A Series	B Series
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972	142,819,552	120,376,972
Par value of shares in ThUS$	-	-	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-	-	-
Amount of reserves ThUS$	-	-	-	-	-	-
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-	-	-
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972	142,819,552	120,376,972

As of March 31, 2010, December 31, 2009 and January 1, 2009, the Company has not placed any new issuances of shares in the market..

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 17 - Information to be disclosed on net shareholders’ equity, continued

17.3	Dividend policy

As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for year ended as of December 31, 2009 unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years.)

The Company’s dividend policy for 2010 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of net income obtained in 2010.

-
Distribution and payment, if possible during 2010, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2010 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2010, which are reflected in the Company’s financial statements as of September 30, 2010.

-
The distribution and payment by the Company of the remaining balance of the final dividend related to net income for the 2010 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2011.

-
An amount equivalent to the remaining 50% of the Company’s net income for 2010 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional or interim dividends.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 17 - Information to be disclosed on net shareholders’ equity, continued

17.4	Provisional Dividends

At a Board of Directors meeting held on November 17, 2009, the Directors agreed to pay and distribute an interim dividend of US$0.37994 per share. This dividend totals approximately ThUS$100,000 and is equivalent to 40% of distributable net income for 2009, accumulated as of September 30, 2009. This dividend is payable with a charge to net income for that commercial year to SQM shareholders registered in the respective shareholders’ registry as of the fifth business day prior to December 16, 2009, in its equivalent in Chilean pesos, based on the observed dollar exchange rate as published in the Official Gazette of December 10, 2009.

Note 18 – Accrued Expenses and Other non-financial Liabilities

18.1	Classes of Accruals

Description of classes of accrued expenses	3/31/2010 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$

Current accrued expenses

Provision for legal complaints	590	590	715
Other accrued expenses	18,037	17,632	8,836
Total	18,627	18,222	9,551

Non-current accrued expenses

Other accrued expenses	3,500	3,500	3,181
Total	3,500	3,500	3,181

Provisions for legal complaints relate to legal expenses the resolution of which is pending in the lawsuit to make the disbursement for expenses incurred for this purpose.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 18 – Accrued Expenses and Other non-financial Liabilities, continued

18.2	Description of other accrued expenses

Description of other accrued expenses	3/31/2010 ThUS$	21/31/2009 ThUS$	01/01/2009 ThUS$
Current accrued expenses, other accrued expenses
Provision for tax loss in fiscal litigation	1,529	1,564	1,284
royalties, agreement with CORFO (the Chilean Economic Development Agency)	4,654	3,752	5,256
Temporary closure of El Toco operation	6,298	6,500	-
Retirement plan	3,700	2,500	-
Miscellaneous accruals	1,856	3,316	2,296
Total	18,037	17,632	8,836
Other non-current accrued expenses
Mine closure	3,500	3,500	3,181
Total	3,500	3,500	3,181

18.3	Other liabilities:

Description of other liabilities	3/31/2010 ThUS$	21/31/2009 ThUS$	01/01/2009 ThUS$

Tax withholdings	3,174	6,043	594
VAT payable	2,334	4,733	5,322
Guarantees received	2,600	1,016	2,511
Provision for minimum dividend	1,105	-	50,422
Monthly Tax Provisional Payments	9,765	5,071	10,345
Deferred income	19,769	16,537	31,722
Withholdings from employees and salaries payable	7,394	4,858	4,199
Vacation accrual	10,966	13,897	10,518
Other current liabilities	117	50	49
Total	57,224	52,205	115,682

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 18 – Accrued Expenses and Other non-financial Liabilities, continued

18.4	Movements in accrued expenses as of March 31, 2010

Description of items which gave rise to variations	Guarantee	Restructuring	Legal complaints	Expensive contracts	Restoration and rehabilitation dismantling costs	Other accruals	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total accrued expenses, initial balance	-	-	590	-	-	46,285	46,875
Changes in accruals:	-	-	-	-	-	-	-
Additional accruals	-	-	-	-	-	13,053	13,053
Increase (decrease) in existing accruals	-	-	-	-	-	-	-
Acquisition through business combinations	-	-	-	-	-	-	-
Divestitures through business disposals	-	-	-	-	-	-	-
Provision used	-	-	-	-	-	(16,783)	(16,783)
Reversal of unused provision	-	-	-	-	-	-	-
Increase due to adjustment in value of money throughout time	-	-	-	-	-	-	-
Increase (decrease) in discount rate	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation	-	-	-	-	-	(36)	(36)
Other increases (decreases)	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Total accrued expenses, final balance	-	-	590	-	-	42,519	43,109

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 18 – Accrued Expenses and Other non-financial Liabilities, continued

18.5	Movements in accrued expenses as of December 31, 2009

Description of items which gave rise to variations	Guarantee	Restructuring	Legal complaints	Expensive contracts	Restoration and rehabilitation dismantling costs	Other accruals	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total accrued expenses, initial balance	-	-	715	-	-	34,362	35,077
Changes in accruals:
Additional accruals	-	-	200	-	-	29,537	29,737
Increase (decrease) in existing accruals	-	-	-	-	-	-	-
Acquisition through business combinations	-	-	-	-	-	-	-
Divestitures through business disposals	-	-	-	-	-	-	-
Provision used	-	-	(325)	-	-	(17,243)	(17,568)
Reversal of unused provision	-	-	-	-	-	-	-
Increase due to adjustment in value of money throughout time	-	-	-	-	-	-	-
Increase (decrease) in discount rate	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation	-	-	-	-	-	(371)	(371)
Other increases (decreases)	-	-	-	-	-	-	-

Total accrued expenses, final balance	-	-	590	-	-	46,285	46,875

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 18 – Accrued Expenses and Other non-financial Liabilities, continued

18.6	Detail of main classes of accruals

Legal expenses: this provision depends on the pending resolution of a lawsuit to conduct the disbursement for expenses associated with and incurred for this purpose.

Tax accrual in tax litigation: this accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

Monthly tax provisional payments: a provision for monthly tax provisional payments is calculated based on sales of SQM and its subsidiaries.

It is paid on the 12th day of the month following in the income tax return.

Royalties CORFO (Economic Development Agency) agreement: relates to the exploitation of mining properties which SQM Salar S.A. pays on a quarterly basis to the Economic Development Agency.  The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of these will be performed on a quarterly basis.

Temporary closure of El Toco operation: The Company’s Board of Directors unanimously agreed to approve the temporary closure of Toco and Pampa Blanca mining sectors.  The Company accrued the legal severance indemnity for the employees subject to this closure. Additional benefits which will be paid to employees will correspond to 2010 expenses.

Retirement plan: corresponds to a benefit agreed with employees to retire from the Company.  Those employees who invoked the agreed plan signed their consent as of December 31, 2009 and the effective retirement date will be the first quarter of 2010.

Through the present date, SQM and its subsidiaries do not present any uncertainty on the timing and amount of a class of accrual.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 19 - Contingencies and Restrictions

The Company maintains lawsuits or other relevant legal actions which are detailed as follows:

19.1	Lawsuits or other relevant events

1.	Plaintiff	: Compañía de Salitre y Yodo Soledad S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: December 1994
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Cesard 1 to 29
	Instance	: Evidence provided
	Nominal amount	: ThUS$21 1

2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz II1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$162

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz III 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$204

4.	Plaintiff	: Angélica Allende and their sons Iván Molina and Cristóbal Molina
	Defendant	: Ingeniería, Construcción y Servicios SMR Limitada and jointly and severally SQM Nitratos S.A. and its insurance companies.
	Date of lawsuit	: May 2008
	Court	: Arbitration Court of Antofagasta
	Cause	: Work accident
	Instance	: Evidence
	Nominal amount	:ThUS$670

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 19 - Contingencies and Restrictions, continued

19.1	Lawsuits or other relevant events, continued

5.	Plaintiff	: Nancy Erika Urra Muñoz
	Defendant	: Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and Its insurance companies.
	Date of lawsuit	: December 2008
	Court	: 1st Civil Court of Santiago
	Cause	: Work accident
	Instance	: Response
	Nominal amount	: ThUS$550

6.	Plaintiff	: Agraria Santa Aldina Limitada
	Defendant	: SQM Peru S.A.
	Date of lawsuit	: June 2009
	Court	: Civil Court of Pisco - Peru
	Cause	: Seek compensation for damages for alleged breach of the terms and conditions of product distribution contract
	Instance	: Response
	Nominal amount	: ThUS$6,000

7.	Plaintiff	: Eduardo Fajardo Núñez, Ana María Canales Poblete, Raquel Beltrán Parra, Eduardo Fajardo Beltrán y Martina Fajardo Beltrán
	Defendant	: SQM Salar S.A. and us insurers.
	Date of lawsuit	: November 2009
	Court	: 20th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Demand response.
	Nominal amount	: ThUS$1,880

8.	Plaintiff	: María Elena Dorantes and their daughters
	Defendant	: SQM North America Corp. (SQM)
	Date of lawsuit	: October-November 2009
	Court	: High Court of Justice of San Francisco, California, USA
	Cause	: Indemnity claim presented against SQM and other

17 companies as a result of the alleged responsibility for the death of Mr. Victorino Dorantes which, in the opinion of the plaintiff, would have occurred after inhaling, ingesting or absorbing certain products, which the defendants provided to the employers of Mr. Dorantes for commercialization

	Instance	: Defense plea
	Nominal amount	: Undetermined amount

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 19 - Contingencies and Restrictions, continued

Lawsuits or other relevant events, continued

9.	Plaintiff	: Marcelo Figueroa Zenteno
	Defendant	: Excon Construcción Limitada and SQM S.A. and its insurance companies
	Date of lawsuit	: April 2010
	Court	: 1st Labor Court of Santiago
	Cause	: Work accident
	Instance	: Notice of complaint
	Nominal amount	: ThUS$ 514

SQM S.A. and its subsidiaries have been participating and probably will continue to participate habitually as plaintiffs or defendants in various judicial proceedings that have been and will be filed and are subject to the decisions of the Ordinary Courts of Justice. Those proceedings, which are regulated by the applicable legal provision, mainly seek to exercise or oppose certain actions or exceptions related to certain mining concessions constituted or in the process of being constituted and do not and will not essentially affect the development of SQM S.A. and its subsidiaries.

Soquimich Comercial S.A. has been participating and probably will continue to participate habitually as a plaintiff in various judicial proceedings through which it seeks mainly to collect and receive the amounts owed to it. As of December 31, 2009 in the total amount claimed in such proceedings is approximately ThUS $900.

SQM S.A. and its subsidiaries have tried and currently continue to try to obtain payment of certain amounts still owed to them for their normal business activities. Those amounts will continue to be judicially and non-judicially demanded by the plaintiffs and the actions exercised in relation to them are currently in full force.

SQM S.A. and its subsidiaries have not been legally notified of other complaints other than those listed above and which pursue the voidance of certain mining properties purchased by SQM S.A. and its subsidiaries and whose proportional purchase price, in respect to the part affected by the respective overlap, exceeds the nominal and approximate amount of ThUS$150 or which seek to obtain payment of certain amounts allegedly owed from exercising their own activities and which exceed the nominal individual amount of approximately ThUS$1 50.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 19 - Contingencies and Restrictions, continued

19.1	Restrictions:

Bank loans of SQM S.A. and its subsidiaries contain restrictions similar to those of other comparable loans existing at the dates when those debt agreements were entered into. These restrictions involve maximum indebtedness and minimum equity. Other than these restrictions, SQM S.A. is not exposed to any other management restrictions or limits to financial ratios in contracts or agreements with creditors.

19.2	Commitments:

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO) which establishes that such subsidiary, will pay to CORFO, for the concept of exploitation of certain mining properties owned by CORFO and for the products resulting from such exploitation, the annual rent stated in the aforementioned contract, the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and rent began being paid in 1996 reflecting in income an amount of ThUS$ 4,643 as of March 31, 2010 (ThUS$ 4.383 as of March 31, 2009).

19.3	Restricted or pledged cash

The subsidiary Isapre Norte Grande S.A. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers. Banco de Chile on a daily basis reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. As of March 31, 2010, the guarantee amounts to ThUS$ 437.

The subsidiary SQM Brasil Ltda. delivered as guarantee a cash amount paid directly to Brazilian governmental agencies related to legal processes under development as of March 31, 2010 amount to ThUS$21.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 19 - Contingencies and Restrictions, continued

19.4	Sureties obtained from third parties

The main sureties received from third parties (distributors) to guarantee Soquimich Comercial S.A. the compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$6,433 as of March 31, 2010; as of December 31, 2009 amounted to ThUS$6,523 and as of January 1 , 2009 amounted to ThUS$5,302 which are detailed as follows:

Entity name	3/31/2010 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$

Llanos y Wammes Soc. Com. Ltda	2,096	2,037	1,727
Fertglobal Chile Ltda. y Bramelli	3,241	3,352	2,671
Tattersall S.A.	1,096	1,134	904

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 19 - Contingencies and Restrictions, continued

19.5	Indirect Guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

Creditor of the guarantee	Debtor		Type of guarantee	Pending balances as of the closing date of the financial statements
	Name	Relationship		3/31/2010	12/31/2009	01/01/2009
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-	-
Banque Nationale de Paris	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
San Francisco Branch	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-	-
Royal Bank of Canada	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
Citibank N.Y	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-	-
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading A..V.V.	Subsidiary	Bond	-	100,053	100,204
ING Capital LLC	Royal Seed Trading A..V.V.	Subsidiary	Bond	80,215	80,055	80,215
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-	-
Export Development Canada	SQM Investment Corp. N.V.	Subsidiary	Bond	50,260	50,019	50,032
BBVA Bancomer S.A.	Royal Seed Trading	Subsidiary	Bond	75,000	75,000	-

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 20 - Ordinary Income

As of March 31, 2010 and 2009, ordinary income is detailed as follows:

Classes of ordinary income	3/31/2010	3/31/2009
	ThUS$	ThUS$

Sales of goods	387,109	319,114
Provision of services	1,412	2,029
Interest income	1,405	-
Income from royalties	-	-
Income from dividends	-	-
Total	389,926	321,143

Note 21 – Earnings per Share

Basic earnings per share will be calculated dividing net income for the period attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, basic earnings per share is as follows:

Basic earnings per share	3/31/2010 ThUS$	3/31/2009 ThUS$

Earnings (loss) attributable to the holders of instruments in the net equity of the controlling entity	76,493	88,389

	3/31/2010 Units	3/31/2009 Units
Number of common shares in circulation	263,196,524	263,196,524

	3/31/2010	3/31/2009

Basic earnings per share	0.2906	0.3358

The Company has not made any operation with a potential diluted effect which assumes a diluted benefit per share different from the basic benefit per share.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 22 - Costs of Loans

The costs of interest are recognized as expenses in the year in which they are incurred except for those which are directly related to the acquisition and construction of tangible fixed assets and which comply with the requirements in IAS 23. As of March 31, 2010, total financial expenses incurred amount to ThUS$7,786 (ThUS$7,941 as of March 31, 2009.

The Company capitalizes all interest costs which directly relate to the construction or the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined applying weighted average or mean of all financing incurred by the Company to the final monthly balances of work-in-progress and which meet the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	3/31/2010	12/31/2009	3/31/2009

Capitalization rate of costs for interest capitalized, property, plant and equipment	7%	7%	7%
Amount of costs for interest capitalized in ThUS$	5,756	19,231	3,132

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 23 - Effect of variation in the foreign currency exchange rates

a)           Foreign currency translation differences recognized in income except for financial instruments measured at fair value through income:

	3/31/2010 ThUS$	3/31/2009 ThUS$
Foreign currency translation difference recognized in income except for financial instrument measured at fair value	(3,133)	(5,714)

Conversion reserve	1,055	397

b)           Translation reserves:

As of March 31, 2010 and December 31, 2009, the detail is as follows:

Detail	3/31/2010 ThUS$	12/31/2009 ThUS$

Changes in equity generated through the proportional equity method for conversion:
Comercial Hydro S.A.	689	277
SQMC Internacional Ltda.	31	9
Proinsa Ltda.	24	12
Agrorama Callegari Ltda.	121	-
Isapre Cruz del Norte Ltda.	80	23
Almacenes y Depósitos Ltda.	30	22
Sales de Magnesio Ltda.	48	43
Sociedad de Servicios de Salud S.A.	32	11
Total	1,055	397

The functional currency of these subsidiaries is Chilean peso.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment

24.1	Information to be disclosed on disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy.

SQM is currently operating under an Environmental Management System (EMS) which has allowed strengthening its environmental performance through the effective application of the Company’s Sustainable Development Policy

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. During the extraction process and subsequent crushing of ore, particle emissions occur, which is normal for this type of operation.

In the Maria Elena location, this particle material affects air quality exceeding the allowed standard for PM 10. Within the framework of a decontamination plan for this city and in accordance with its Sustainable Development Policy, the Company has implemented a series of measures that have shown notable improvement in air quality at Maria Elena. This project is operating from January 2009 having achieved the final closure of the old crushing plant located in Maria Elena beginning on July 5, 2008 with the related improvement in air quality.

In addition, for all its operations, the Company carries out environmental follow-up and monitoring plans based on specialized scientific studies, and it also provides an annual training program in environmental matters to both its direct employees and its contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica in Santiago and the School of Agricultural Science of Universidad de Chile.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company is performing significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding María Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of disbursement information related to the environment

As of March 31, 2010, accumulated disbursements on investing projects associated to environmental issues in production processes, review and law compliance control related to processes and industrial facilities in which incurred SQM and its subsidiaries, including prior years disbursements related to these projects amounted to ThUS$ 8,340  which are detailed as follows:

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued
Accumulated expenses as of March 31, 2010

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Industrial S.A.	Cleaning of rescue yard	Cost reduction	Expense	Development	602	3/31/2010
SQM Industrial S.A.	ANMI -Consulting in infrastructure to store hazardous chemicals	Sustentation: Risk prevention and the environment	Expense	Development	45	6/30/2010
SQM Industrial S.A.	MNH8 – Lightning improvement	Sustentation	Asset	Development	221	12/31/2010
SQM Industrial S.A.	SCCY – hazardous waste garbage dump	Sustentation	Expense	Development	164	3/31/2010
SQM Industrial S.A.	JNTU - San Isidro water assessment	Sustentation: Risk prevention and the environment	Asset -expense	Not classified	552	12/31/2010
SQM Industrial S.A.	JNNX – Several environmental Nitrate	Sustentation: Risk prevention and the environment	Asset	Not classified	50	3/31/2010
SQM Industrial S.A.	MNTE – Industrial Hygiene equipment	Sustentation: Risk prevention and the environment	Asset	Development	18	12/31/2010
SQM Industrial S.A.	INST – Acquisition of used lubricant quick discharge. NV-ME-PB	Sustentation: Risk prevention and the environment	Asset	Development	44	3/31/2010
SQM Industrial S.A.	MP17 – Normalization of drinking water chlorination ME/CS/PV	Sustentation	Expense	Not classified	7	12/31/2010
SQM Industrial S.A.	MP5W – Normalization of TK Fuel	Sustentation	Asset	Not classified	364	12/31/2010
SQM Industrial S.A.	FNWR - DIA Pampa Blanca discard yard	Sustentation: Risk prevention and the environment	Asset	Development	30	3/31/2010
SQM Industrial S.A.	MNYS – Actions for the dissemination of cultural heritage, technology change Maria Elena	Sustentation: Risk prevention and the environment	Expense	Not classified	20	12/31/2010
SQM Industrial S.A.	FP55 – Agua de Mar Pampa Blanca (DIA Mine Zone PB y DIA Enlargement PB)	Sustentation	Asset	Development	513	12/31/2010
SQM Industrial S.A.	MP8Z – Automation of water volume inlet pipe at ME, CS y Vergara	Sustentation	Asset	Development	261	3/31/2010
SQM Industrial S.A.	MPL5 – Repair of sanitary and electric facilities	Sustentation	Asset -expense	Development	191	6/30/2010
SQM Industrial S.A.	MPIS- Stabilization of streets and suppression of dust at sidewalks	Sustentation	Asset	Development	711	6/30/2010
SQM Industrial S.A.	PPNK – Handling of PV Ammoniac PV IN Plant detention	Sustentation: Risk prevention and the environment	Asset	Not classified	22	12/31/2010
SQM Industrial S.A.	MPGF – Improve sealing and pressurization room 031	Sustentation	Asset	Not classified	47	12/31/2010
SQM Industrial S.A.	TPO4 – Indigenous Camping	Sustentation	Asset -expense	Not classified	87	6/30/2010
SQM Industrial S.A.	MPLS – Automated alarms and information of Hospital Monitoring Station	Not classified	Asset	Not classified	8	6/30/2010
SQM Industrial S.A.	Management on environment (expense 2010)	Operations	Expense	Not classified	175	12/31/2010

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or Estimated Date in which Disbursements Were or Will Be Made
Minera Nueva Victoria	IPMN – Capacity expansion Sanitaria Iris	Capacity extension	Asset	Development	84	6/30/2010
Minera Nueva Victoria	IPMW – Improvements in work rooms C/D/B in Iris	Sustentation:	Asset	Not classified	30	12/31/2010
SQM Nitratos S.A.	PNH2 – RILES treatment plant, wash yards PV-NV-PB	Sustentation: Risk prevention and environment	Asset-expense	Development	42	6/30/2010
SQM Nitratos S.A.	PPOV – Environmental projects Maintenance ME-PV-NV-PB	Sustentation: Risk prevention and environment	Asset-expense	Development	81	6/30/2010
SQM Nitratos S.A.	IP6W – Riles Treatment Plant	Sustentation: Risk prevention and environment	Asset-expense	Not classified	94	3/31/2010
SQM Nitratos S.A.	PPAT – Risk prevention projects Sem II 2008	Sustentation: Risk prevention and environment	Asset	Development	141	12/31/2010
SQM Salar S.A.	LP5K - Environmental evaluation extension production capacity MOP	Sustentation: Risk prevention and environment	Asset-expense	Not classified	4	3/31/2010
SQM Salar S.A.	LNNT – Renewal of meteorological station Salar Chaxa	Sustentation: Risk prevention and environment	Asset	Not classified	97	3/31/2010
SQM Salar S.A.	LP5J – Water recharge study Atacama Salar	Sustentation: Risk prevention and environment	expense	Investigation	84	12/31/2010
SQM Salar S.A.	LPIK – MOP Dryer (Dryer plant Potassium Chloride)	Capacity extension	Asset	Development	31	3/31/2010
SQM Salar S.A.	LP82 – Project to foster the agricultural activities in Salar locations	Sustentation:	Asset-expense	Development	160	12/31/2010
SQM Salar S.A.	LPGA – Pit construction to infiltrate used water Toconao camp	Capacity extension	Asset	Not classified	105	3/31/2010
SQM Salar S.A.	LPK2 – implementation of foreign currency exchange facility	Not classified	Asset	Not classified	99	3/31/2010
SQM Salar S.A.	LPIL - Plant Dual MOP-SOP (DIA Modification plant SOP)	Capacity extension	Asset	Development	14	3/31/2010
SIT	TNLA – Pavement on roads from Work site to port	Sustentation: Risk prevention and environment	Asset	Development	80	3/31/2010
SIT	PNOT – Lightning improvement for FFCC area	Sustentation:	Asset	Development	369	3/31/2010
SIT	TPR8 – Elimination of riles generation through vacuum	Sustentation: Risk prevention and environment	expense	Not classified	21	6/30/2010
SIT	TPLR – Implementation of pump system for used water to waste	Sustentation: Risk prevention and environment	Asset-expense	Not classified	78	6/30/2010
SIT	TPM7 – Environmental nets to Field 3 and 4	Not classified	Asset	Not classified	315	6/30/2010
SQM S.A.	SC16 – Environmental arrays – Project, Region I of Chile	Not classified	Asset-expense	Not classified	2,201	6/30/2010
SQM S.A.	IPFT – Cultural heritage Region I	Sustentation: Risk prevention and environment	Asset-expense	Not classified	78	12/31/2010
				Total	8.340

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued

Future expenses

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Industrial S.A.	ANMI – Infrastructure Consulting to storage of Hazardous chemical material	Sustentation: Risk prevention and environment	expense	Development	4	6/30/2010
SQM Industrial S.A.	MNH8 – Lightning improvement	Sustentation	asset	Development	26	12/31/2010
SQM Industrial S.A.	JNTU - San Isidro water assessment	Sustentation: Risk prevention and environment	Asset- expense	Not classified	304	12/31/2010
SQM Industrial S.A.	MNTE – Industrial Hygiene Equipment	Sustentation: Risk prevention and environment	asset	Development	11	12/31/2010
SQM Industrial S.A.	MP17 – Normalization drinking water chloride ME/CS/PV	Sustentation	expense	Not classified	87	12/31/2010
SQM Industrial S.A.	MP5W - Normalization Fuel TK	Sustentation	asset	Not classified	543	12/31/2010
SQM Industrial S.A.	MNYS - Actions for the dissemination of cultural heritage, technology change Maria Elena	Sustentation: Risk prevention and environment	expense	Not classified	11	12/31/2010
SQM Industrial S.A.	FP55 – Agua de Mar Pampa Blanca (DIA Mine Zone PB and DIA enlargement PB)	Sustentation	asset	Development	81	12/31/2010
SQM Industrial S.A.	PPC1 –Eliminate OCB switches in sub stations 3 ½ of Pedro de Valdivia	Sustentation: equipment replacement	asset	Not classified	171	12/31/2010
SQM Industrial S.A.	PPNK – Handling of PV ammoniac en Plant detention	Sustentation: Risk prevention and environment	asset	Not classified	112	12/31/2010
SQM Industrial S.A.	MPGF – Improve sealing and pressurization room 031	Sustentation	asset	Not classified	22	12/31/2010
SQM Industrial S.A.	IPNX – Improve NV supervisor’s room NV	Sustentation	Asset- expense	Not classified	10	12/31/2010
SQM Industrial S.A.	MPLS – Automated alarms and information for Hospital monitoring station	Not classified	asset	Not classified	1	30/06/2010
SQM Industrial S.A.	Environmental management ( only 2010)	Operations	expense	Not classified	1,145	12/31/2010
Minera Nueva Victoria	IPNW – Improves in work rooms C/D/B in Iris	Sustentation	asset	Not classified	13	12/30/2010
SQM Nitratos S.A.	PPOV – Maintenance of environmental projects ME-PV-NV-PB	Sustentation: Risk prevention and environment	Asset- expense	Development	3	30/06/2010
SQM Nitratos S.A.	PPAT – Risk prevention projects Sem II 2008	Sustentation: Risk prevention and environment	asset	Development	12	12/31/2010
SQM Salar S.A.	LP5K – Environmental evaluation l extension of production capacity MOP	Sustentation: Risk prevention and environment	Asset- expense	Not classified	33	12/31/2010
SQM Salar S.A	LP5J – Water recharge array Atacama Salar	Sustentation: Risk prevention and environment	expense	Investigation	27	12/30/2010
SQM Salar S.A	New – array to improve fuel facilities	Sustentation	Asset- expense	Investigation	50	31/12/2011
SQM Salar S.A	LPIK – Dryer MOP (DIA Potassium chloride plant)	Capacity extension	asset	Development	181	12/31/2010
SQM Salar S.A	LP82 – Project to forest the agricultural activity in Salar locations	Sustentation	Asset- expense	Development	91	12/31/2010

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued

Future expenses

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Salar S.A.	LPK2 – Habilitation of currency exchange facility	Not classified	asset	Not classified	5	3/31/2010
SIT	PNOT – Improving of lightning in FFCC area	Sustentation:	asset	development	64	12/31/2010
SIT	TPR8 – Eliminate riles generation through vacuum	Sustentation: Risk prevention and environment	expense	Not classified	128	6/30/2010
SQM S.A.	SCI6 – Environmental arrays – Project Region I	Not classified	Asset-expense	Not classified	75	6/30/2010
SQM S.A.	IPFT – Cultural heritage region l I	Sustentation: Risk prevention and environment	Asset-expense	Not classified	65	12/31/2010
				Total	3,275

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued

Accumulated expenses performed as of 12/31/2009

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Industrial S.A.	Yards Cleaning	Cost reduction	Expense	Development	569	12/31/2009
SQM Industrial S.A.	Implementation of used water lines to treatment plant ME	Sustentation: Risk prevention and environment	Expense	Development	32	3/31/2009
SQM Industrial S.A.	Environmental arrays – New crushing plant ME	Sustentation: Risk prevention and environment	Expense	Development	5	4/30/2009
SQM Industrial S.A.	Consulting on infrastructure for storage of hazardous chemical materials	Sustentation: Risk prevention and environment	Expense	Development	46	12/31/2009
SQM Industrial S.A.	Lightning improvement	Sustentation	Asset	Development	221	12/31/2009
SQM Industrial S.A.	Sanitary installation prilling/granulation plant ME	Sustentation: Risk prevention and environment	Expense	Not classified	44	9/30/2009
SQM Industrial S.A.	Dump for dangerous residuals	Sustentation	Asset	Development	165	12/31/2009
SQM Industrial S.A.	San Isidro water evaluation	Sustentation: Risk prevention and environment	Asset-Expense	Not classified	505	12/31/2009
SQM Industrial S.A.	Improvements in measures of NH3 levels	Sustentation	Expense	Not classified	64	12/30/2009
SQM Industrial S.A.	Sanitary regulations traffic installations PV	Sustentation: Risk prevention and environment	Expense	Not classified	82	8/30/2009
SQM Industrial S.A.	Industrial hygiene equipment	Sustentation: Risk prevention and environment	Asset	Development	31	12/31/2009
SQM Industrial S.A.	Replacement of starters and transformers with PCB	Sustentation: Risk prevention and environment	Expense	Not classified	4	12/31/2009
SQM Industrial S.A.	Acquisition for quick evacuation for used lubricants. NV-ME-PB	Sustentation: Risk prevention and environment	Asset	Development	45	12/31/2009
SQM Industrial S.A.	Handling of residual Antofagasta	Sustentation: Risk prevention and environment	Asset	Not classified	17	12/31/2009
SQM Industrial S.A.	Normalization drinking water chloride ME/CS/PV	Sustentation	Expense	Not classified	7	2/28/2009
SQM Industrial S.A.	Normalization Fuels TK	Sustentation	Asset	Not classified	160	12/31/2009
SQM Industrial S.A.	DIA Discard field Pampa Blanca	Sustentation: Risk prevention and environment	Asset	Development	30	12/31/2009
SQM Industrial S.A.	Actions for the dissemination of cultural heritage, technology change Maria Elena	Sustentation: Risk prevention and environment	Expense	Not classified	20	12/31/2009
SQM Industrial S.A.	Chamber to detect gas leaking	Sustentation: Risk prevention and environment	Expense	Investigation	5	1/31/2009
SQM Industrial S.A.	Automated Control caudal and water junctions ME, CS y Vergara	Sustentation	Asset	Development	261	12/31/2009
SQM Industrial S.A.	Reparation of sanitary and electric services	Sustentation	Asset-Expense	Development	165	12/31/2009

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Industrial S.A.	Pavement of streets and eliminate dust in sidewalks	Sustentation	asset	development	689	6/30/2009
SQM Industrial S.A.	Improve sealing and pressurization in room 031	Sustentation	asset	Not classified	42	11/1/2009
SQM Industrial S.A.	Various environmental Nitrate	Sustentation: Risk prevention and environment	asset	Not classified	51	12/31/2009
SQM Industrial S.A.	Automated alarms and information of monitoring station Hospital	Not classified	asset	Not classified	8	12/31/2009
SQM Industrial S.A.	Handling of ammonia PV in Detention of plant	Sustentation: Risk prevention and environment	asset	Not classified	1	01/12/2009
SQM Industrial S.A.	Indigenous camp	Sustentation	Asset- expense	Not classified	83	12/31/2009
SQM Industrial S.A.	Agua de Mar Pampa Blanca (DIA Mine Zone PB and DIA extension PB)	Sustentation	asset	development	461	12/30/2009
SQM Industrial S.A.	Management of Environment	Operations	expense	Not classified	1.235	12/31/2009
Minera Nueva Victoria	Extension in sanitary capacity for Iris	Capacity extension	asset	development	85	12/31/2009
SQM Nitratos S.A.	RILES treatment plant washing surfaces PV-NV-PB	Sustentation: Risk prevention and environment	Asset- expense	development	42	12/31/2009
SQM Nitratos S.A.	Maintenance of Environmental projects ME-PV-NV-PB	Sustentation: Risk prevention and environment	Asset- expense	development	82	12/31/2009
SQM Nitratos S.A.	Riles treatment plant	Sustentation: Risk prevention and environment	Asset- expense	Not classified	95	12/31/2009
SQM Nitratos S.A.	Risk prevention projects Sem II 2008	Sustentation: Risk prevention and environment	asset	development	117	12/31/2009

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued

Expenses conducted during the period

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Salar S.A.	Environmental evaluation extension of production capacity MOP	Sustentation: Risk prevention and environment	Asset- expense	Not classified	38	12/31/2009
SQM Salar S.A.	Detailed engineering and implementation of a dust collector	Sustentation	expense	Not classified	81	8/30/2009
SQM Salar S.A.	Renewal of meteorological station Salar chaxa	Sustentation: Risk prevention and environment	asset	Not classified	98	12/31/2009
SQM Salar S.A.	Array for water recharge Salar de Atacama	Sustentation: Risk prevention and environment	expense	Investigation	42	8/31/2009
SQM Salar S.A.	Construction of pit for used water infiltration Toconao camp	Capacity extension	asset	Not classified	106	12/31/2009
SQM Salar S.A.	Project to foster the agricultural activity in locations in Salar	Sustentation	Asset- expense	Development	131	12/31/2009
SQM Salar S.A.	Currency Exchange facility – set up	Not classified	asset	Not classified	105	2/28/2010
SQM Salar S.A.	Dual MOP-SOP (DIA Plant Modification SOP)	Capacity extension	asset	Development	14	12/31/2009
SQM Salar S.A.	Dryer MOP (DIA Potassium chloride dryer plant)	Capacity extension	asset	Development	19	12/31/2009
SIT	Pavement or roads Work place- port	Sustentation: Risk prevention and environment	asset	Development	82	12/31/2009
SIT	Risk prevention plan Port	Sustentation: Risk prevention and environment	Asset- expense	Development	101	12/31/2009
SIT	Lightning improvement area FFCC	Sustentation	asset	Development	365	12/31/2009
SIT	Implementation of a system to pump used water to dump	Sustentation: Risk prevention and environment	Asset- expense	Not classified	68	12/31/2009
SIT	Environmental nets for field 3 and 4	Not classified	asset	Not classified	164	12/30/2009
SQM S.A.	Environmental arrays - Project Region I	Not classified	Asset- expense	Not classified	2,091	6/30/2010
SQM S.A.	Environmental commitments Zone of Mina Nueva Victoria	Sustentation: Risk prevention and environment	expense	Not classified	275	3/30/2009
SQM S.A.	Cultural heritage Region I	Sustentation: Risk prevention and environment	Asset- expense	Not classified	75	12/30/2009
				Total	9,324

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 - The Environment, continued

Future expense

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period	Certain or Estimated Date in which Disbursements Were or Will Be Made
SQM Industrial S.A.	Consulting in infrastructure to store hazardous chemicals	Sustentation: Risk prevention and the environment	Expense	Development	4	12/31/2010
SQM Industrial S.A.	Improvement in lighting	Sustentation	Asset	Development	27	12/31/2010
SQM Industrial S.A.	San Isidro water assessment	Sustentation: Risk prevention and the environment	Asset expense	Not classified	352	12/31/2010
SQM Industrial S.A.	Normalization of drinking water chlorination, ME/CS/PV	Sustentation	expense	Not classified	88	12/31/2010
SQM Industrial S.A.	Normalization of TK´s fuel	Sustentation	Asset	Not classified	748	12/31/2010
SQM Industrial S.A.	Cultural heritage dissemination actions, Technological change at Maria Elena	Sustentation: Risk prevention and the environment	expense	Not classified	13	12/31/2010
SQM Industrial S.A.	Elimination of OCB switches at 3 and 1/12 Pedro de Valdivia sub stations	Sustentation: replacement of equipment	Asset	Not classified	171	12/31/2010
SQM Industrial S.A.	Improve sealing and pressurization of 031 room	Sustentation	Asset	Not classified	28	12/31/2010
SQM Industrial S.A.	Improve the NV supervisors’ hall	Sustentation	Asset expense	Not classified	10	12/31/2010
SQM Industrial S.A.	Automation of alarms and information on Hospital Monitoring station	Not classified	Asset	Not classified	2	12/31/2010
SQM Industrial S.A.	Handling of PV ammonia at plant stoppage	Sustentation: Risk prevention and the environment	Asset	Not classified	134	12/31/2010
SQM Industrial S.A.	Pampa Blanca sea water (DIA PB mine zone and DIA PB extension)	Sustentation	Asset	Development	30	12/31/2010
SQM Industrial S.A.	Environmental management	Sustentation	expense	Not classified	1.239	12/31/2010
Minera Nueva Victoria	Improvements in Iris C/D/B halls
	ME-PV-NV-PB environmental maintenance projects
	2008 Sem II risk prevention projects	Sustentation	Asset	Not classified	44	12/31/2010
SQM Nitratos S.A.	Environmental projects maintenance ME-PV-NV-PB	Sustentation: Risk prevention and the environment	Asset expense	Development	4	12/31/2010
SQM Nitratos S.A.	Risk prevention projects Sem II 2008	Sustentation: Risk prevention and the environment	Asset	Development	38	12/31/2010
SQM Nitratos S.A.	Construction of sewerage system at Lagarto.	Capacity extension	Asset expense	Development	100	12/31/2010
SQM Salar S.A.	Renewal of Chaxa saltpeter deposit meteorological station	Sustentation: Risk prevention and the environment	Asset	Not classified	1	12/31/2010
SQM Salar S.A	Water recharge array Salar de Atacama	Sustentation: Risk prevention and the environment	expense	Research	70	12/31/2010
SQM Salar S.A	Project to foster the agricultural activity in the saltpeter deposit locations	Sustentation	Asset expense	Development	212	12/31/2010
SQM Salar S.A	Fuel facility improvement study	Sustentation	Asset expense	Research	50	12/31/2011
SIT	Improvement in lighting area FF CC	Sustentation	Asset	Development	64	12/31/2010
SIT	Environmental nets for fields 3 and 4	Sustentation	Asset	Not classified	66	12/31/2010

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 - The Environment, continued

Future expense

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period	Certain or Estimated Date in which Disbursements Were or Will Be Made
SIT	Elimination of Riles generation through vacuum	Sustentation: Risk prevention and the environment	expense	Not classified	150	6/30/2010
SQM S.A.	Environmental studies – Project Region I	Not classified	Asset expense	Not classified	184	6/30/2010
SQM S.A.	Cultural Heritage Region I	Sustentation: Risk prevention and the environment	Asset expense	Not classified	440	12/31/2010
				Total	4.269

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 - The Environment, continued

24.3	Description of each project indicating whether the project is in progress or has been finished

SQM Industrial S.A.

MCLX: Cleaning of all rescue yards at all SQM’s plants (25 yards.) This project consists of cleaning and/or sorting rescue yards, selecting and selling all waste products which can be commercialized in these yards.  Identify and destine household waste to authorized garbage dumps. This process is in the closure period.

MCJU: Send all sewage water in the former primary and secondary sectors of ME Mill Plant to the Treatment emissary, which requires the preparation and installation of sewage discharge lines for channeling purposes.  This project has finished.

MCLQ: Identification of archeological findings to comply with the Technological Change at Maria Elena project.  This project is finished.

ANMI: Compliance with technical, legal aspects and specific standards required with respect to warehousing, signaling, safety and main factors associated with materials, products and supplies which are handled in the mine site. In addition, the Company will implement an improvement in the warehouse infrastructure for the storage of hazardous chemicals.  This project is being performed.

MNH8: Improvement in the lighting in the Maria Elena location given that there are certain areas, which have no lighting, wires without channeling and timeworn wiring.  This project is being executed.

MNE3: Relates to the sanitary improvement of rest room facilities in the granulation plant at Maria Elena through a system for the disposal of sewage. This system has finished.

SCCY: Conceptual engineering and environmental study for the construction of a storage facility for hazardous waste generated at the Company’s facilities due to the performance of different processes.  The project is in the closure process.

JNTU: Assessment of the environmental impact of San Isidro water. This project is being executed.

MNQT: Change in meters and knowledge of ammonia inventory at the collectors in María Elena and Pedro de Valdivia refrigeration plants. This project has finished.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued

PNTV: Installation of modules for money exchanges, restrooms, dining rooms, cool and hot drinking water network, sewage system, sanitary authorizations, absorption tests, septic tank, absorption well, projector and room equipment. This project has finished.

MNTE: Acquisition of stationary equipment for the quantitative measurement of harmful agents at the Company’s facilities.  This project is being executed.

PP1B: Replacement of certain splitters and transformer polluted with PCB. This project has finished.

INST: Implementation of a circuit for the drainage of oil directly from the equipment which moves the earth to the ALU storage tanks.  This project is at the closure stage.

ANUN: Construction of a semi-open shed for the proper handling, storage and dispatch of hazardous and non-hazardous waste generated in Antofagasta by different technical areas. This project has finished.

MP17: A study and identification will be conducted in respect to the current water chlorination system at Maria Elena, Coya Sur and Pedro de Valdivia facilities for the subsequent implementation and start-up of water chlorination in accordance with standards in force.  This project is being executed.

MP5W: Normalization of the system for the storage and distribution of fuel at the Company’s facilities.  This project is being executed.

FNWR: Preparation and processing of DIA for the Pampa Blanca discard yard. This project is in the process of closure.

MNYS: Preparation and execution of the geoglyphs preservation project.  Edition and publishing of a book in addition to implementing a dissemination center. Construction and habilitation of a collection deposit. All offsetting steps for the Technological Change at Maria Elena project. This project is being executed.

MPAM: Acquisition of a chamber which allows detecting ammonia gas leakage or leakage of any type of gas.  This project has finished.

MP8Z: Implement a control system at inlet pipes at rivers at ME, CS and Vergara, which allow automating the control of these flows. In addition, this project requires the complementation of the satellite extraction control system recently implemented at inlet pipes to ensure full compliance with rights authorized by the (General Water Directorate) DGA and, therefore, also ensure the usual water supply required by SQM. This process is in the closure process.

MPL5: Improvement of a portion of the water network infrastructure and sewage system at Maria Elena. This project is being executed.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued

MPIS: Improve the urban situation at Maria Elena, placing a stabilization layer with product at the streets and anti-dust treatment with product in sidewalks.  This project is being executed.

MPGF: Eliminate pollution in sub station 031 due to the inefficient sealing system.  This project is being executed.

JNNX: Incorporation of UV sensor at the Coya Sur meteorological station, perimeter closure of the Nueva Victoria meteorological station and geo-reference of new emission sources at Toco and Coya Sur.  This project is in the closure process.

MPLS: Implement alarms via emails as to peak concentration of particle materials and change in the recording of information from text files to database for the implementation of reports. This project is being executed.

PPNK: Project to ensure the control of ammonia gas in crystal plant stoppage. This project is being executed.

TPO4: Project to change the drinking water system and sewage system in the indigenous camp to improve living conditions.  This project is being executed.

FP55: This project consists of the installation of the 87 kilometer sea water adductor system from the Mejillones zone to the Company’s facilities in Pampa Blanca. Expenses considered relate solely to environmental processing.  This project is being executed.

Minera Nueva Victoria S.A.

IPMN: Extend the sanitary capacity of the IRIS camp through the construction of 3 wells. This project is being executed.

SQM Nitratos S.A.

PNH2: Design and construct pouring off tanks for mud, water, oil and a pool with a pump to re-use poured off water, metallic pools to remove mud.  This project is being executed.

PP0V: Installation of a container for hazardous waste at workshops for maintenance and removal of liquid industrial waste from hydraulic filters, workshop for mine maintenance at Maria Elena, Pedro de Valdivia, Nueva Victoria and Pampa Blanca.  This project is being executed.

IP6W: Design and construct pouring off tanks for mud, water, oil and a pool with a pump to re-use poured off water, metallic pools to remove mud.  This project is in the closure process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued

PPAT: With this project the Company intends to comply with the current sanitary standards with respect to water treatment and waste infiltration at certain sectors in Pedro de Valdivia and Maria Elena. This project is being executed.

SQM Salar S.A.

LP5K: Environmental evaluation through DIA of the project for the extension of the MOP production capacity. This project is in the closure process.

LNSH: Conduct detail engineering and implement a dust collector system at the SOP-H plant in order to improve the system’s efficiency and decrease the pollution degree. This project has finished.

LNNT: Through this project, the Company intends to have reliable measurements of the climatologic seasonal variation in the saltpeter deposit, timely measurements for the preparation of reports and programs and deliver actual information to the environmental authority.  This project is in the closure process.

LP5J: Conduct analyses to define the hydrological units in the basin, quantify the reload to the aquifer through environmental isotopic techniques. This project is being executed.

LPGA: Improvement in the discharge of sewage already treated. This project is in the closure process.

LP82: Support for the development of demonstration estate, technical support for the application of improvements in watering and agricultural practices. This project is being executed.

LPK2: Improve sanitary facilities in the current money exchange, MOP sector to comply with all requirements of the mine’s different users. This project is in the closure process.

LPIL: Through this project, the Company intends to modify the current SOP plant to work in the production of MOP or SOP as deemed convenient.  This project has been closed.

LPIK: Construction of new MOP dryer given that the current Compacting Drying Plant will be destined to the production of another product.  This project has finished.

SIT S.A.

TNLA: Paving of yard 2 roads and Southern access to the Tocopilla port given that these are the source of dust and emissions and risk of accidents in the operation of machinery.  This project is in the closure process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 24 – The Environment, continued

TNT8: Enablement of 10% more of pedestrian pathways, installation of up to 30% of corporate signaling, installation an electricity pylon in yard 6 of the Tocopilla location.  This project has finished.

PNOT: Improve night lighting in sectors with high number of movements, installing sodium bulbs more continuously with an angle of 45°. This will allow complying with Safety and Lighting Regulation Standards.  This project is in the closure process.

TPLR: The objective of the process is being able to discharge waste water generated in the Tocopilla port to the public sewage system.  This project is being executed.

TPM7: Meshes will be acquired which will be installed in yards 3 and 4 to control dust emissions in sieving operations and protect product from emissions generated by the power plant. This project is being executed.

SQM S.A.

SCI6: This project is intended to obtain environmental licenses for the Development projects in Region I of Chile including all pieces of work related to initial environmental requirements which allow that Operations execute the project’s construction and operation. The environmental evaluation to obtain the related license would be conducted through EIA, which contemplates the preparation and processing of the document and also includes specific environmental study activities (the study of tamarugos in Llamara and P. Tamarugal, archeological mitigation steps, environmental study of Loa river, hydro geological studies.) This project is being executed.

IP3P: Implementation of steps for the mitigation and compensation of cultural heritage for new mine areas in Nueva Victoria (EIA Nueva Victoria Mine Zone.) This project has finished.

IPFT: This project contemplates the implementation of heritage steps committed in the projects referred to as Nueva Victoria Mine Zone, Nueva Victoria Operation Updates, Iris Duct and Evaporation Pools. This project is being executed.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 25 - Other Current and Non-current Assets

As of March 31, 2010, December 31, 2009 and January 1, 2009, the composition of the other current and non-current assets is detailed as follows:

Other current assets	3/31/2010	12/31/2009	01/01/2009
	ThUS$	ThUS$	ThUS$
Agreement termination bonus	2,097	2,191	990
Cost of bond placement and issuance	1,736	1,739	586
Cost of loan assumption	753	770	219
Domestic Value Added Tax	15,537	23,246	24,650
Foreign Value Added Tax	3,039	3,080	10,666
Mine licenses prepaid	7,202	1,104	1,183
Prepaid insurances	2,808	4,062	4,085
Commercial and industrial patents	803	-	-
Prepaid leases	26	29	145
Sea concessions	-	39	30
Other prepaid	63	42	46
Other assets	537	582	176
Total	34,601	36,884	42,776

Other non-current assets	3/31/2010	12/31/2009	01/01/2009
	ThUS$	ThUS$	ThUS$
Agreement termination bonus	2,487	2,842	454
Stain development expenses and prospecting expenses (1)	26,120	26,832	24,892
Income taxes recoverable	551	567	454
Long-term loan negotiation costs	953	1,192	320
Cost of bond placement and issuance	9,255	9,679	4,278
Deposits held in guarantee	437	467	308
Other assets	153	172	336
Total	39,956	41,751	31,042

1.
Assets for the exploration and evaluation of mineral resources are amortized when the explored or evaluated sector is exploited. For this purpose, a variable rate is applied to extracted tons, which is determined based on the measured initial reserve and evaluation cost.  The Company presents expenses associated with Exploration and Evaluation of Mineral Resources.  Of these expenses those that are under exploitation are included under Inventories and are amortized according to the estimated contained ore reserves and expenses associated with future reserves are presented under Other non-current assets.  Those expenses incurred on properties with low ore grade which is not economically exploitable are directly charged to income. As of March 31, 2010, balances associated with the exploration and evaluation of mineral resources are presented under Inventories for ThUS$ 2,431.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 25 - Other Current and Non-current Assets, continued

Reconciliation of changes in assets for exploration and mineral resource evaluation, by classes

Movements in assets for the exploration and evaluation of mineral resources as of March 31, 2010 and December 31, 2009:

	3/31/2010	12/31/2009
Reconciliation
	ThUS$	ThUS$

Assets for the exploration and evaluation of mineral resources, net, beginning balance	26,832	24,892

Changes in assets for exploration and evaluation of mineral resources:

Additions, different from business combinations	-	5,446
Depreciation and amortization	(568)	(2,641)
Increase (decrease) for transfers and other charges	(144)	(865)

Assets for exploration and evaluation of mineral resources, net, final balance	26,120	26,832

At the date of presentation, no reevaluations of assets for exploration and evaluation of mineral resources have been conducted.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 - Operating Segments

26.1	Operating segments

In accordance with IFRS 8 "Operating segments", the Company provides financial and descriptive information about the segments it has defined in consideration of available annual separate financial information, which is regularly evaluated by the maximum authority in making operating decisions with the purpose of deciding how to assign resources and evaluate performance.

Operating segments relate to the following groups of products which provide income from the performance of ordinary activities, for which the Company incurs expenses and the result of which is regularly reviewed by the Company's maximum authority in the decision-making process:

1. Specialty plant nutrients
2. Iodine and its derivatives
3. Lithium and its derivatives
4. Industrial chemicals
5. Potassium chloride
6.- Other products and services

Information relative to assets, liabilities and income and expenses which cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Corporate Unit" category of information disclosed.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 – Operating Segments, continued

26.2	Statement of comprehensive income classified by operating segments based on groups of products as of March 31, 2010:

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Corporate unit	Total segments and Corporate unit

Ordinary income	128,165	62,919	33,914	27,414	124,673	11,438	-	388,523
Cost of sales of ordinary income	(87,332)	(36,651)	(18,432)	(16,729)	(87,037)	(10,844)	-	(257,025)

Gross margin	40,833	26,268	15,482	10,685	37,636	594	-	131,498

Other operating income	-	-	-	-	-	-	1,625	1,625
Administrative expenses	-	-	-	-	-	-	(17,774)	(17,774)
Other expenses	-	-	-	-	-	-	(5,044)	(5,044)
Other income (loss)	-	-	-	-	-	-	(7,146)	(7,146)
Financial interest	-	-	-	-	-	-	2,268	2,268
Financial costs	-	-	-	-	-	-	(7,786)	(7,786)
Participation in income (loss) of associated and business combination through the equity method	-	-	-	-	-	-	(3,059)	(3,059)
Exchange differences	-	-	-	-	-	-	(3,133)	(3,133)
Income (loss ) before income tax	-	-	-	-	-	-	97,567	97,567
Income tax expense	-	-	-	-	-	-	(20,696)	(20,696)
Income (loss ) prom continued operations	-	-	-	-	-	-	-	76,871
Income (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Income (loss)	-	-	-	-	-	-	-	76,871
Income (loss ) attributable to:
Income (loss ) attributable to the controlling ownership	-	-	-	-	-	-	-	76,493
Income (loss ) attributable to participations non-controlling	-	-	-	-	-	-	378	378
Income (loss)	-	-	-	-	-	-	-	76,871

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 – Operating Segments, continued

26.2	Statement of comprehensive income classified by operating segments based on groups of products as of March 31, 2009:

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Corporate unit	Total segments and Corporate unit

Ordinary income	120,719	43,106	24,536	22,357	95,746	14,679	-	321,143
Cost of sales of ordinary income	(76,104)	(14,973)	(8,196)	(10,422)	(55,252)	(14,111)	-	(179,058)

Gross margin	44,615	28,133	16,340	11,935	40,494	568	-	142,085

Other operating income	-	-	-	-	-	-	1,155	1,155
Administrative expenses	-	-	-	-	-	-	(15,998)	(15,998)
Other expenses	-	-	-	-	-	-	(9,175)	(9,175)
Other income (loss)	-	-	-	-	-	-	51	51
Financial interest	-	-	-	-	-	-	3,913	3,913
Financial costs	-	-	-	-	-	-	(7,941)	(7,941)
Participation in income (loss) of associated and business combination through the equity method	-	-	-	-	-	-	(93)	(93)
Exchange differences	-	-	-	-	-	-	(5,714)	(5,714)
Income (loss ) before income tax	-	-	-	-	-	-	-	108,283
Income tax expense	-	-	-	-	-	-	(20,828)	(20,828)
Income (loss ) prom continued operations	-	-	-	-	-	-	-	87,455
Income (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Income (loss)	-	-	-	-	-	-	-	87,455
Income (loss ) attributable to:
Income (loss ) attributable to the controlling ownership	-	-	-	-	-	-	-	88,389
Income (loss ) attributable to participations non-controlling	-	-	-	-	-	-	(934)	(934)
Income (loss)	-	-	-	-	-	-	-	87,455

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 – Operating Segments, continued

26.3	Assets and liabilities by operating segments based on product groups as of March 31, 2010

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Corporate unit	Eliminations consolidation process associated with operating segments	Total segments and Corporate Unit

Current assets	-	-	-	-	-	-	4,632,086	(3,063,881)	1,568,205
Non-current assets	-	-	-	-	-	-	3,594,018	(2,145,080)	1,448,938

Total assets	-	-	-	-	-	-	8,226,104	(5,208,961)	3,017,143

Current liabilities	-	-	-	-	-	-	3,136,031	(2,770,242)	365,789
Non-current liabilities	-	-	-	-	-	-	1,373,618	(269,511)	1,104,107
Total shareholders’ equity	-	-	-	-	-	-	3,716,455	(2,169,208)	1,547,247

Income (loss)	-	-	-	-	-	-	8,226,104	(5,208,961)	3,017,143

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 – Operating Segments, continued

26.3	Assets and liabilities by operating segments based on product groups as of December 31, 2009

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Corporate unit	Eliminations consolidation process associated with operating segments	Total segments and Corporate Unit

Current assets	-	-	-	-	-	-	4,582,162	(2,872,280)	1,709,882
Non-current assets	-	-	-	-	-	-	3,448,724	(2,003,422)	1,445,302

Total assets	-	-	-	-	-	-	8,030,886	(4,875,702)	3,155,184

Current liabilities	-	-	-	-	-	-	3,099,433	(2,551,882)	547,551
Non-current liabilities	-	-	-	-	-	-	1,415,712	(272,529)	1,143,183
Total shareholders’ equity	-	-	-	-	-	-	3,515,741	(2,051,291)	1,464,450

Income (loss)	-	-	-	-	-	-	8,030,886	(4,875,702)	3,155,184

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 - Operating Segments, continued

26.4	Disbursements of segment non-monetary assets as of March 31, 2010

Identification of disbursements of non-monetary assets	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the Statement of Financial Position

Investments in joint ventures	-	-	-	-	1,000	1,000
- SQM Quindao - Star	-	-	-	-	1,000	1,000
Amounts in additions of non-current assets	72,843	-	-	-	-	72,843
- Property, plant and equipment	72,763	-	-	-	-	72,763
- Intangible assets	80	-	-	-	-	80
Total segments	72,843	-	-	-	1,000	73,843

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 - Operating Segments, continued

26.4	Disbursements of segment non-monetary assets as of December 31, 2009

Identification of disbursements of non-monetary assets	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the Statement of Financial Position

Investments in joint ventures	-	-	-	-	3,530	3,530
- SQM Migao Sichuan	-	-	-	-	3,000	3,000
- Coromandel SQM India	-	-	-	-	530	530
Amounts in additions of non-current assets	376,515	-	-	-	-	376,515
- Property, plant and equipment	376,186	-	-	-	-	376,186
- Intangible assets	329	-	-	-	-	329
Total segments	376,515	-	-	-	3,530	380,045

26.5	Information on products and services, external customers

Income from ordinary activities from external customers by product and service groups as of March 31,2010 are detailed as follows:

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Total segments and Corporate Unit

Ordinary income	128,165	62,919	33,914	27,414	124,673	11,438	388,523

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 - Operating Segments, continued

Information on products and services, external customers

Income from ordinary activities from external customers by product and service groups as of March 31,2009 are detailed as follows:

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium chloride	Other products and services	Total segments and Corporate Unit

Ordinary income	120,719	43,106	24,536	22,357	95,746	14,679	321,143

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 - Operating Segments, continued

26.6	Information on geographic areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographic information on its income from ordinary activities from external customers and from non-current assets which are not financial instruments, deferred income tax assets, assets related to post employment benefits and rights derived from insurance contracts.

26.7	Income from ordinary activities from external customers, classified by geographic areas as of March 31, 2010:

Identification of income from ordinary activities from external customers	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the Statement of Comprehensive Income

Ordinary income	17,889	44,045	153,585	100,276	72,728	388,523

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 - Operating Segments, continued

26.7	Income from ordinary activities from external customers, classified by geographic areas as of March 31, 2009:

Identification of income from ordinary activities from external customers	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the Statement of Comprehensive Income

Ordinary income	38,222	59,393	61,143	85,574	76,811	321,143

26.8	Non-current assets classified by geographic area as of March 31, 2010:

Non-current asset item, adjusted (IFRS 8,33,b,1/11/2006)	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the Statement of Financial Position

Investments in associates recognized using the equity method	713	-	21,117	6,154	30,778	58,762
Intangible assets other than goodwill	2,453	-	98	552	-	3,103
Goodwill	24,147	86	11,373	724	2,058	38,388
Net, Property, plant and equipment	1,300,452	282	433	1,752	216	1,303,135
Investment properties	1,397	-	-	-	-	1,397
Other non-current assets	38,343	212	-	1,107	294	39,956
Balance to date	1,367,505	580	33,021	10,289	33,346	1,444,741

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 - Operating Segments, continued

26.8	Non-current assets classified by geographic area as of December 31, 2009:

Non-current asset item, adjusted (IFRS 8,33,b,1/11/2006)	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Balances according to the Statement of Financial Position

Investments in associates recognized using the equity method	328	-	18,853	6,653	29,351	55,185
Intangible assets other than goodwill	2,267	-	-	569	-	2,836
Goodwill	24,248	86	11,373	724	1,957	38,388
Net, Property, plant and equipment	1,297,830	293	474	1,766	183	1,300,546
Investment properties	1,405	-	-	-	-	1,405
Other non-current assets	39,400	1,017	-	1,037	297	41,751
Balance to date	1,365,478	1,396	30,700	10,749	31,788	1,440,111

26.9	Information on main customers
In respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers which individually represent 10% or more of its income from ordinary activities.  Credit risk concentrations with respect to trade accounts receivable and other accounts receivable are limited due to the significant number of entities which compose the Company’s portfolio and its worldwide distribution. The Company’s policy is requiring guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 - Operating Segments, continued

26.10	Property, plant and equipment classified by geographic areas as of March 31, 2010:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	3/31/2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities:
Coya Sur	229,248	-	-	-	-	229,248
María Elena	134,195	-	-	-	-	134,195
Nueva Victoria	201,265	-	-	-	-	201,265
Pampa Blanca	24,638	-	-	-	-	24,638
Pedro de Valdivia	73,861	-	-	-	-	73,861
Salar de Atacama	295,897	-	-	-	-	295,897
Salar del Carmen	258,038	-	-	-	-	258,038
Tocopilla (port facilities)	60,951	-	-	-	-	60,951
Sub total production facilities	1,278,093	-	-	-	-	1,278,093
Corporate facilities:
Santiago	14,277	-	-	-	-	14,277
Antofagasta	6,628	-	-	-	-	6,628
Sub total corporate facilities	20,905	-	-	-	-	20,905
Sub total Business Offices	1,454	282	433	1,752	216	4,137
Total segments	1,300,452	282	433	1,752	216	1,303,135

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 26 - Operating Segments, continued

26.10	Property, plant and equipment classified by geographic areas as of December 31, 2009:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	12/31/2009
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Production facilities:
Coya Sur	252,138	-	-	-	-	252,138
María Elena	142,442	-	-	-	-	142,442
Nueva Victoria	202,037	-	-	-	-	202,037
Pampa Blanca	25,271	-	-	-	-	25,271
Pedro de Valdivia	73,203	-	-	-	-	73,203
Salar de Atacama	302,840	-	-	-	-	302,840
Salar del Carmen	222,093	-	-	-	-	222,093
Tocopilla (port facilities)	59,132	-	-	-	-	59,132
Sub total production facilities	1,279,156	-	-	-	-	1,279,156
Corporate facilities:
Santiago	12,233	-	-	-	-	12,233
Antofagasta	5,808	-	-	-	-	5,808
Sub total corporate facilities	18,041	-	-	-	-	18,041
Sub total Business Offices	633	293	474	1,766	183	3,349
Total segments	1,297,830	293	474	1,766	183	1,300,546
SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 27 – Other operating income and expenses

The composition of other operating income and expenses is as follows:

a) Other operating income	3/31/2010 ThUS$	3/31/2009 ThUS$

Interest collected from direct customers
Discounts obtained from suppliers	122	363
Indemnities received	-	68
Insurance recovery	7	101
Overestimate of provision for obligation with third parties	479	354
Sale of materials, spare parts and supplies	226	65
Other operating income	44	102
Services to related companies	-	26
Miscellaneous services	328	76
Indemnities at Minera Esperanza	419	-

Total	1,625	1,155

b) Other expenses by function	3/31/2010 ThUS$	3/31/2009 ThUS$

Bad debt impairment	(309)	(4.965)
V.A.T. and other non-recoverable taxes	(104)	(155)
Fines paid	(100)	(8)
Expenses related to investment plan	(2,900)	(3,370)
Grants not accepted as credit	(857)	(228)
Other operating expenses	(774)	(449)

Total	(5,044)	(9,175)

c) Other gains or losses	3/31/2010 ThUS$	3/31/2009 ThUS$

Provision for retirement program	(1,200)	-
Accrual for temporary closure of operations at El Toco	(5,900)	-
Prior year equity value adjustment	(34)	51
Other	(12)	-

Total	(7,146)	51

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes

As of March 31, 2010, December 31, 2009 and January 1, 2009, current income taxes recoverable are detailed as follows:

28.1	Current income taxes recoverable:

	3/31/2010	12/31/2009	01/01/2009
	ThUS$	ThUS$	ThUS$
Monthly tax provisional payments, Chilean companies	91,114	71,720	54,787
Monthly tax provisional payments, foreign companies	1,696	1,606	1,126
Royalty monthly tax provisional payments	13,749	9,149	1,107
First category tax credits	1,173	1,085	1,044
First category tax absorbed by tax losses	8,789	8,563	77
Transfer from and to income tax	(63,592)	(50,298)	(56,446)
Total	52,929	41,825	1,695

28.2	Current income taxes payable:

Taxes payable	3/31/2010	12/31/2009	01/01/2009
	ThUS$	ThUS$	ThUS$
First category tax	51,631	42,082	124,626
Royalty	12,083	8,539	20,148
Foreign company income tax	579	592	762
Article 21 unique tax	382	383	52
Transfer from and to income tax	(63,592)	(50,298)	(56,446)
Total	1,083	1,298	89,142

28.3	Retained Taxable Earnings Registry

As of March 31, 2010, December 31, 2009 and January 1, 2009, the Company and its subsidiaries have recorded the following consolidated balances for retained taxable earnings registry, income which do not constitute revenue subject to income tax, accumulated tax losses and credit for shareholders:

	3/31/2010 ThUS$	12/31/2009 ThUS$	01/01/2009 ThUS$

Tax earnings with credit	668,166	668,670	813,716
Tax earnings with no credit	77,393	107,832	132,773
Tax losses	121,283	99,333	16,949
Credit for shareholders	136,715	136,874	166,554

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes, continued

28.4	Current and deferred income taxes

Assets and liabilities recognized in the Statement of Financial Position are offset when and only if:

1. the Company has legally recognized before the tax authority the right to offset the amounts recognized in these entries; and

2.	deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity of tax subject; or

(ii)
different entities or subjects to tax effects who intend either to settle current fiscal assets and liabilities for their net amount, either realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a) deductible temporary differences;

(b) the compensation of losses obtained in prior periods, which have not yet been subject to tax deduction; and

(c) the compensation of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with fiscal income from subsequent periods, losses or credits.

Fiscal amounts not yet used but solely as long as it is possible that there will be tax earnings in the future to charge to these losses or unused fiscal credits against them.

Deferred tax liabilities recognized are the amounts of income taxes payable in future periods related to taxable temporary differences.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes, continued

No deferred income taxes have been recognized between the tax and book value of investments in related companies, in accordance with the criteria indicated in IAS 12. Therefore, there is no recognition of deferred taxes for translation adjustments and adjustments of associated companies recorded directly in net equity, shown in the Statement of Other Comprehensive Income.

d.1	Income tax assets and liabilities as of March 31, 2010 are detailed as follows:

Description of deferred income tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Depreciation	-	80,618
Bad debt impairment	-	(3,736)
Vacation accrual	-	(1,872)
Production expenses	-	43,907
Unrealized gains (losses) from sales of products	-	(44,070)
Bonds fair value	-	201
Staff severance indemnities	-	1,554
Hedging	-	9,165
Inventory of products, spare parts and supplies	-	(14,651)
Research and development expenses	-	5,161
Tax losses	1,063	(18,440)
Capitalized interest	-	11,995
Expenses in assumption of bank loans	-	1,927
Unaccrued interest	-	(251)
Fair value of property, plant and equipment	-	(7,790)
Employee benefits	-	(6,394)
Royalty deferred income taxes	-	7,238
Other	(882)	(2,725)
Balances to date	181	61,837

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes, continued

d.2           Income tax assets and liabilities as of December 31, 2009 are detailed as follows:

Description of deferred income tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Depreciation	-	81,055
Bad debt impairment	-	(3,708)
Vacation accrual	-	(2,309)
Production expenses	-	39,660
Unrealized gains (losses) from sales of products	-	(48,644)
Bonds fair value	-	(1,635)
Staff severance indemnities	-	2,593
Hedging	-	10,948
Inventory of products, spare parts and supplies	-	(14,229)
Research and development expenses	-	5,263
Tax losses	1,733	(16,473)
Capitalized interest	-	11,222
Expenses in assumption of bank loans	-	2,015
Unaccrued interest	-	(393)
Fair value of property, plant and equipment	-	(10,524)
Employee benefits	-	(6,180)
Royalty deferred income taxes	-	7,677
Other	(863)	(2,536)
Balances to date	870	53,802

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes, continued

d.3 Income tax assets and liabilities as of January 1, 2009 are detailed as follows:

Description of deferred income tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Depreciation	-	72,192
Bad debt impairment	-	(1,926)
Vacation accrual	-	(1,734)
Production expenses	-	29,774
Unrealized gains (losses) from sales of products	-	(55,827)
Bonds fair value	-	(1,616)
Staff severance indemnities	-	1,777
Hedging	-	(629)
Inventory of products, spare parts and supplies	-	(13,613)
Research and development expenses	-	4,702
Tax losses	2,828	(1,534)
Capitalized interest	-	9,252
Expenses in assumption of bank loans	-	826
Unaccrued interest	-	(504)
Fair value of property, plant and equipment	-	(12,287)
Employee benefits	-	(2,915)
Royalty deferred income taxes	-	5,544
Other	(859)	(4,294)
Balances to date	1,969	27,188

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes, continued

d.4 Deferred income taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which, in accordance with current Chilean tax regulations have no expiration date.  During 2009, the Company applied no significant lax losses.

As of March 31, 2010, December 31, 2009 and January 1, 2009, tax loss carryforwards were detailed as follows:

	3/31/2010	12/31/2009	01/01/2009
	ThUS$	ThUS$	ThUS$

Chile	18,440	16,473	1,534
Other countries	1,063	1,733	2,828

Balances to date	19,503	18,206	4,362

d.5 Unrecognized deferred income tax assets and liabilities

As of March 31, 2010, December 31, 2009 and January 1, 2009, unrecognized assets and liabilities are detailed as follows:

	3/31/2010	12/31/2009	01/01/2009
	ThUS$	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)

Tax losses	489	489	1,544
Bad debt impairment	98	98	98
Inventory impairment	1,176	1,176	748
Pensions plan	648	648	1,091
Vacation accrual	29	29	29
Depreciation	(44)	(44)	(20)
Other	(15)	(15)	(12)

Balances to date	2,381	2,381	3,478

Tax losses mainly relate to the United States, which prescribe in 20 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes, continued

d.6      Movements in deferred tax liabilities

Movements in deferred tax liabilities as of March 31, 2010 and December 31, 2009 are as follows:

	3/31/2010	12/31/2009
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Beginning balance of deferred income tax liabilities	53,802	27,188
Increase (decrease) in deferred income taxes in income	6,199	26,633
Increase (decrease) in deferred income taxes in equity	1,836	(19)

Balances to date	61,837	53,802

d.7        Information to be disclosed on income tax expense (income)

The Company recognizes current and deferred income taxes as income or expenses and are included in income, except if they arise from:

(a)	a transaction or event which is recognized in the same period or in a different period, off-income either in other comprehensive income or directly in equity; or

(b)	a business combination

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes, continued

Current and deferred income tax expenses (income) are detailed as follows

	3/31/2010	3/31/2009
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Expense for current income tax
Expense for current income taxes	(13,770)	(30,693)
Adjustments to prior period current income tax	53	-

Total expense for current income tax, net	(13,717)	(30,693)

Expense for deferred income taxes
Deferred tax expense (income) related to the creation and reversal of temporary differences	(6,979)	9,865

Total expense for deferred income taxes, net

Expense (income) for income taxes	(20,696)	(20,828)

Expenses (income) for income taxes by foreign and domestic parties are as follows:

	3/31/2010	3/31/2009
	ThUS$	ThUS$
	Income (loss)	Income (loss)

Current income tax expense by domestic and foreign parties, net
Current income tax expense, foreign parties, net	(1,022)	(286)
Current income tax expense, domestic, net	(12,695)	(30,407)

Total current income tax expense, net	(13,717)	(30,693)

Deferred income taxes by foreign and domestic parties, net
Deferred income tax expense, foreign parties, net	(615)	(644)
Deferred income tax expense, domestic, net	(6,364)	10,509

Total deferred income tax expense, net	(6,979)	9,865

Expense (income) for income taxes	(20,696)	(20,828)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes, continued

d.8	Participation in taxation attributable to investments recognized according to the equity method:

The Company does not recognize any deferred income tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or participations in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the controller, investor or participant is able to control the time for reversal of the temporary difference; and

(b) it is possible that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or participations in joint ventures because it is not possible that the following requirements are met:

(a) temporary differences are reversed in a foreseeable future; and

(b) the Company has tax earnings against which temporary differences can be used.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes, continued

d.9	Information to be disclosed on the tax effects of other comprehensive income components:

	3/31/2010
	ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes	Expense (income) for income taxes	Amount after taxes

Cash flow hedging	10,799	(1,836)	8,963

Total	10,799	(1,836)	8,963

	3/31/2009
	ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes	Expense (income) for income taxes	Amount after taxes

Cash flow hedging	10,389	(1,766)	8,623

Total	10,389	(1,766)	8,623

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes, continued

d.10	Explanation of the relationship between expense (income) for taxes and accounting income

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method which discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the rate in force in Chile.  This option is based on the fact that the Parent Company and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

	3/31/2010	3/31/2009
	ThUS$	ThUS$
	Income (loss)	Income (loss)

Consolidated income before taxes	97,567	108,283
Income tax rate in force in Chile	17%	17%

Tax expense using the legal rate	(16,586)	(18,408)
Tax effect of rates in other jurisdictions	(3,360)	(1,198)
Tax effect of not deductible (rejected) expenses	-	-
Other increases (decreases) in charge for legal taxes	(750)	(1,222)

Tax expense using the effective rate	(20,696)	(20,828)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 28 – Current and Deferred Income Taxes, continued

d.11	Tax periods potentially subject to verification:

The Group companies are potentially subject to tax audits for income taxes by tax authorities in each country.  These audits are limited to a number of annual tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years.  Below, we provide a summary of tax periods which are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile

In Chile, the tax authority may review tax returns of up to 3 years old from the expiration date of the legal term in which the payment should have been made.  In the event that there is an administrative or legal notice, the review can be extended to a period of 6 years.

b)	United States

In the United States the tax authority may review tax returns of up to 3 years old from the expiration date of the tax return. In the event of detecting an omission or error in the tax return of revenue or cost of sales, the review can be extended up to a period of 6 years.

c)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years old from the expiration date of the tax return.

d)	Spain:

In Spain, the tax authority can review tax returns up to 4 years old from the expiration date of the tax return.

e)	Belgium:

In Belgium, the tax authority may review tax returns of up to 3 years old, from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended up to a period of 5 years.

f)	South Africa:

In South Africa, the tax authority may review tax returns of up to 3 years old, from the expiration date of the tax return. In the event of detecting an omission or error in the tax return, the review can be extended up to a period of 5 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

    Notes to the Interim Consolidated Financial Statements as of March 31, 2010

Note 29 - Events occurred subsequent to the balance sheet date

29.1	Authorization of the financial statements

The financial statements of Sociedad Química y Minera S.A. and subsidiaries prepared in accordance with generally accepted accounting principles for the period ended March 31, 2010 were approved and authorized for issuance by the Board of Directors at their meeting held on May 25, 2010.

29.2	Information to be disclosed on events occurred subsequent to the balance sheet date

On April 21, 2010, the Company informed the SVS regarding the issuance of a bond in international market (United States) under Rule 144-A Regulation S for US$ 250,000,000 with an annual rate of 5.5% expiring in 10 years beginning on the aforementioned date.

Management is not aware of any other significant events occurred between March 31, 2010 and the date of issuance of these interim consolidated financial statements, which may significantly affect them.

29.3	Detail of dividends declared after the balance sheet date

On April 29, 2010, at the Annual General Board of Directors’ Meeting, the directors unanimously agreed to reduce dividend distribution.  This implies the payment of a final dividend of US$0.62131 per share due to the amount of net income obtained. However, is subject to the reduction of US$0.37994 which was already paid as a provisional dividend.  Consequently, the remaining balance of US$0.24137 per share will be paid and distributed in favor of those SQM shareholders who have been registered with the Shareholders’ Register on the fifth business day prior to the date in which this dividend is paid.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: July 21, 2010